File No. 70-____

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
          ________________________________________________________

                                  FORM U-1
                         APPLICATION OR DECLARATION
                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          _________________________________________________________

                           NIPSCO Industries, Inc.
                            801 East 86th Avenue
                        Merrillville, Indiana   46410

                 (Name of company filing this statement and
                   address of principal executive offices)
            _____________________________________________________

                                    None

               (Name of top registered holding company parent)
           ______________________________________________________

                    Peter V. Fazio, Jr., General Counsel
                           NIPSCO Industries, Inc.
                            801 East 86th Avenue
                        Merrillville, Indiana  46410

                   (Name and address of agent for service)

   The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Mark T. Maassel, Vice President    Andrew F. MacDonald, Esq.
        NIPSCO Industries, Inc.            William C. Weeden, Esq.
        801 East 86th Avenue               Reid & Priest LLP
        Merrillville, Indiana 46410        701 Pennsylvania Ave., N.W.
                                           Washington, D.C.  20004

                            Michael L. Meyer, Esq.
                            Schiff Hardin & Waite
                            7200 Sears Tower
                            233 S. Wacker Drive
                            Chicago, Illinois 60606

   ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
             -----------------------------------

        1.1. Introduction and Summary of Transaction.
             ---------------------------------------

        NIPSCO Industries, Inc. ("Industries"), an Indiana corporation whose principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410, herein requests authority pursuant to
   Section 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to acquire all of the issued and outstanding common stock of Bay State Gas Company ("Bay State"), whose principal executive offices are located at 300 Friberg Parkway, Westborough, Massachusetts 01581. Industries, an exempt holding company pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder, owns all of the issued and outstanding common stock of three public-utility subsidiary companies that provide electric and retail natural gas service exclusively within the State of Indiana. Bay State, a gas-utility company, distributes natural gas at retail in parts of Massachusetts and, through a wholly-owned subsidiary, Northern Utilities, Inc. ("Northern"), in contiguous areas of Maine and New Hampshire.

        Industries and Bay State have entered into an Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated as of March 4, 1998 (the "Merger Agreement"), pursuant to which Industries has agreed to acquire all of the issued and outstanding common stock of Bay State. The Merger Agreement sets forth the terms of a "preferred merger" structure pursuant to which Bay State would be merged with and into a wholly-owned Industries' subsidiary which, upon completion of the merger, would change its name to and operate under the name of "Bay State Gas Company." The Merger Agreement also provides that, in the event it is not possible to consummate the "preferred merger" structure, the parties would, subject to certain conditions, carry out an "alternative merger" transaction in which Bay State and then Northern would be merged directly into Northern Indiana Public Service Company ("Northern Indiana"), Industries' principal public-utility subsidiary. The request for approval made herein concerns only the "preferred merger" transaction (hereinafter referred to as the "Transaction"); the "alternative merger" is not subject to the jurisdiction of this Commission. The Merger Agreement is filed herewith as Exhibit B-1.

        The Transaction is expected to produce benefits to the public, investors and consumers and will satisfy all of the applicable standards under Section 10 of the Act. Industries and Bay State have both stated that they believe that the Transaction will provide important strategic and financial benefits to their respective shareholders, as well as to their employees and customers and the communities in which they provide public utility service. Among other things, the parties believe that the Transaction will provide benefits in the form of greater flexibility and capacity in financing their operations and an enhanced ability to take advantage of future strategic opportunities in the competitive marketplace for energy and energy services that is rapidly evolving in New England. Further, as explained more fully in ITEM 3 - APPLICABLE STATUTORY PROVISIONS,

   Industries believes that, following the merger, the combined companies will be better positioned to take advantage of operating economies and efficiencies through, among other measures, joint management and optimization of their respective portfolios of gas supply, transportation and storage assets.

        1.2  Description of Parties to the Transaction.
             -----------------------------------------

        (a)  NIPSCO INDUSTRIES, INC. AND SUBSIDIARIES.

        Industries, an Indiana corporation, was incorporated in 1987 to serve as the holding company for Northern Indiana and various non-utility subsidiaries and has since acquired two additional public-utility subsidiaries, Kokomo Gas and Fuel Company ("Kokomo Gas")<1> and Northern Indiana Fuel and Light Company, Inc. ("NIFL").<2> Industries is an exempt holding company pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder.<3>

        Northern Indiana, Industries' largest and dominant subsidiary, is a combination gas and electric utility company which operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately 2,200,000. Northern Indiana distributes gas to approximately 662,500 residential, commercial and industrial customers and generates, purchases, transmits and sells electricity to approximately 416,300 retail and wholesale electric customers. Northern Indiana also provides gas transportation service to approximately 200 customers. Kokomo Gas supplies natural gas to approximately 33,500 retail customers in a six county area of north central Indiana having a population of approximately 100,000. The Kokomo Gas service territory is contiguous to Northern Indiana's gas service territory. NIFL supplies natural gas to approximately 33,400 retail customers in five counties in the northeast corner of Indiana having a population of approximately 66,700. The NIFL service territory is also contiguous to Northern Indiana's gas service territory, and overlaps Northern Indiana's electric service territory. The three operating utility subsidiaries of Industries are subject to regulation by the Indiana Utility Regulatory Commission ("IURC") as to rates, service, accounts, issuance of securities, and other matters.

        For the year ended December 31, 1997, Industries' three utility subsidiaries reported combined net income of $205.3 million on
   combined operating utility income of $286.2 million.   Gas sales

        <1>  The Commission authorized Industries to acquire all of the issued and outstanding common stock of Kokomo Gas in 1992. SEE NIPSCO INDUSTRIES, Inc., 50 SEC Docket 1231 (February 5, 1992).

        <2>  The Commission authorized Industries to acquire all of the issued and outstanding common stock of NIFL in 1993. SEE NIPSCO INDUSTRIES, INC., 53 SEC Docket 1997 (March 25, 1993).

        <3>  SEE File No. 69-340.

   (including transportation service) accounted for approximately 44% of Industries' gross utility revenues. Consolidated assets of Industries and its subsidiaries as of December 31, 1997, were approximately $4.9 billion, consisting of $3.1 billion in net utility plant and associated facilities and $1.8 billion in net non-utility plant and other non-utility assets.

        Industries also owns all of the outstanding common stock of Crossroads Pipeline Company ("Crossroads"), a non-utility natural gas transportation company that was certificated by the Federal Energy Regulatory Commission ("FERC") in May 1995 to operate as an interstate pipeline.<4> Crossroads owns and operates a 201-mile, 20-inch, pipeline that extends from Schererville, Indiana, in the northwestern corner of the state, where it takes delivery from the interstate pipeline facilities of Natural Gas Pipeline Company of America ("NGPL"), to Cygnet, Ohio, which is located in northwestern Ohio, where it interconnects with facilities owned by Columbia Gas Transmission Corporation ("Columbia"). Recently, Crossroads announced plans to construct a 20-mile extension of its pipeline facility in Ohio to a point of interconnection with a unit of Consolidated Natural Gas Company.<5> The Crossroads extension will form a link in a chain of interstate pipeline projects that are designed to transport natural gas from the Chicago area market to eastern markets served by CNG Transmission Corp. ("CNG") and Transcontinental Gas Pipe Line Corp. ("Transco") by late 1999.

        Industries' other principal non-utility subsidiaries include IWC Resources Corporation, which owns and operates seven subsidiaries, including two regulated water utility companies, Indianapolis Water Company and Harbour Water Corporation, which provide water service in Indianapolis, Indiana and surrounding areas; NIPSCO Development Company, Inc., which holds various investments, including investments in real estate and venture capital enterprises; NI Energy Services, Inc., which is engaged in various energy-related activities, such as retail gas marketing, energy efficient lighting sales and installations, and gas and electricity wholesale marketing; Primary Energy, Inc., which arranges energy-related projects with large industrial customers; and NIPSCO Capital Markets, Inc., which handles financing for ventures of Industries and certain of its subsidiaries, other than Northern Indiana.

        (b)  BAY STATE GAS COMPANY AND SUBSIDIARIES.

        Bay State provides gas service to approximately 261,000 residential, commercial and industrial customers in three separate areas of Massachusetts covering approximately 1,344 square miles and

        <4>  SEE CROSSROADS PIPELINE COMPANY, 71 FERC Paragraph 61,076
   (April 21, 1995).

        <5>   Crossroads recently concluded its FERC-mandated "open
   season."   SEE "RACE INTENSIFIES AS RIVALS LINE UP TO BUILD PIPELINES
   TO EASTERN U.S.," INSIDE F.E.R.C.'S GAS MARKET REPORT, January 23, 1998 (McGraw-Hill Companies, Inc.), p. 17.

   having a combined population of approximately 1,340,000. These include the greater Springfield area in western Massachusetts, an area southwest of Boston that includes the cities of Attleboro, Brockton and Taunton, and an area north of Boston extending to the New Hampshire border that includes the city of Lawrence. Bay State is subject to regulation by the Massachusetts Department of Telecommunications and Energy ("MDTE") as to rates, service, accounts, issuance of securities, and other matters.

        Bay State's wholly-owned subsidiary, Northern, provides gas service to approximately 46,000 residential, commercial and industrial customers in an area of approximately 808 square miles in New Hampshire and Maine having a population of approximately 450,000. Northern's service area extends north from the Massachusetts-New Hampshire border to the Portland/Lewiston area in Maine.<6>
   Northern is subject to regulation by the New Hampshire Public Utilities Commission ("NHPUC") and Maine Public Utilities Commission ("MPUC") as to rates, service, accounts, issuance of securities, and other matters.

        For the year ended December 31, 1997, the combined net utility income of Bay State and Northern (as adjusted to eliminate the effect on earnings of a one-time write-off of restructuring costs) was $21.6 million on combined operating utility income of $39.2 million. The combined net utility plant of Bay State and Northern as of December 31, 1997 was approximately $496.4 million.

        Bay State's largest non-utility subsidiary, Granite State Gas Transmission, Inc. ("Granite State"), owns and operates a 105-mile, 6 to 12-inch diameter, interstate pipeline that extends from Haverhill, Massachusetts, where it interconnects with the facilities of Tennessee Gas Pipeline Company ("Tennessee Gas"), in a northeasterly direction to a point near Westbrook, Maine. Granite State also leases a 166-mile, 18-inch, converted oil pipeline, which is used to transport western Canadian gas to Portland, Maine. Through a subsidiary, Granite State is participating in the Portland Natural Gas Transmission System ("PNGTS"), a partnership venture formed to construct a 292-mile, 24-inch, natural gas transmission line in northern New England that will form the northern link in a new gas transmission system designed to bring western Canadian gas supplies to
   the New England market.<7>   When complete, these facilities will
   interconnect with the Tennessee Gas pipeline facilities near Dracut,

        <6>  Bay State is an exempt holding company under Section 3(a)(2)
   and Rule 2 thereunder. SEE File No. 69-249. Following the merger, it is contemplated that the stock of Northern may be transferred to Industries. If Northern is maintained as a subsidiary of Bay State, however, Bay State will continue to claim exemption pursuant to
   Section 3(a)(2) and Rule 2.

        <7>  SEE PORTLAND NATURAL GAS TRANSMISSION SYSTEM, 76 FERC
   Paragraph 61,123 (July 31, 1996).   NI Energy Services Development
   Corp., a wholly-owned subsidiary of Industries, has acquired 50% of Bay State's equity interest in PNGTS.

   Massachusetts, and with Granite State at locations in Maine and New
   Hampshire.

        Bay State's other indirect non-utility subsidiaries include EnergyUSA, Inc., a company organized to provide unregulated energy products and services, including water heater rentals, insurance programs for heating systems, and strategic energy supply management; EnergyEXPRESS, Inc., an unregulated natural gas, electricity, propane and fuel oil marketer; and LNG Development Corp., which was established to invest in a proposed liquefied natural gas storage facility in Wells, Maine.

        1.3  Description of Gas Utility Operations and Associated
             ----------------------------------------------------
             Facilities.
             ----------

        (a)  INDUSTRIES' GAS UTILITY OPERATIONS.

        At December 31, 1997, the Industries gas distribution system was comprised of approximately 13,400 miles of distribution mains and 729,400 customer meters. In addition, Northern Indiana owns and operates underground gas storage facilities located at Royal Center, Indiana, with a storage capacity of 6.75 billion cubic feet (Bcf), and a liquefied natural gas (LNG) plant in LaPorte County, Indiana, having a storage capacity of 4.0 Bcf, which is used for system pressure maintenance and peak season (November-March) deliveries. Northern Indiana also holds under long-term contract storage capacity totaling approximately 9.11 Bcf in the Markham, Moss Bluff and Egan salt-dome storage caverns in Texas and Louisiana. These facilities, which provide the Industries system with a significant amount of "high deliverability" storage capacity,<8> are located at or near major supply "hubs" which have formed at locations where interstate pipelines serving the upper Midwest, Northeast and Southwest markets intersect.

        Currently, Industries purchases approximately 89% of its total system gas requirements from production in the on-shore and off-shore Texas and Louisiana producing areas, and approximately 8% from production in the Mid-Continent (Oklahoma and Kansas), Permian (west

        <8>  "High deliverability," which is an operational
   characteristic of salt-dome storage caverns, means the ability to inject and withdraw gas on a frequent (I.E., daily) basis, year-round and at a high rate of flow. Utilization of the capacity of such facilities is measured in terms of both their storage volume and frequency of the injection/withdrawal cycle (I.E., cycling). In contrast, Industries' storage facilities in Indiana only allow for gas injection and withdrawal on a seasonal basis. The "high deliverability" facilities in Texas and Louisiana provide Northern Indiana with added flexibility in managing deliveries to and from interstate pipelines, which, in turn, allows Northern Indiana to take advantage of price volatility and to balance its system load requirements on a daily basis.

   Texas) and San Juan (New Mexico) Basins. It is anticipated, however, that, beginning as early as 1999, with the completion of construction of new pipeline capacity from western Canada to the upper Midwest markets, Industries will begin to purchase significant amounts of lower-cost gas produced in the Western Canadian Sedimentation Basin
   (Alberta and British Columbia) .<9>   Industries estimates that, by
   2002, western Canadian gas could potentially account for as much as 40% of its total system supply.

        Currently, Industries' subsidiaries have contracted for "firm" capacity and storage service on five different long-haul interstate pipelines: Tennessee Gas, NGPL, ANR Pipeline Company ("ANR"),
   Panhandle Eastern PipeLine Company ("Panhandle Eastern"), and
   Trunkline Gas Company ("Trunkline"); as well as several other regional pipelines.

        (b)  BAY STATE'S GAS UTILITY OPERATIONS.

        At December 31, 1997, Bay State's and Northern's combined gas system consisted of 5,158 miles of distribution mains; 29 miles of transmission lines, together with associated pumping and regulating stations; LNG liquefaction, vaporization and storage facilities; propane storage tanks; 270,108 customer service connections; and 306,446 customer meters.

        Bay State purchases approximately 40% of its total system gas requirements from the on-shore and off-shore Texas and Louisiana producing areas and approximately 49% of its total system requirements from the Western Canadian Sedimentation Basin. Bay State has contracted capacity on four domestic long-haul pipelines: Tennessee Gas, TransContinental Gas Pipe Line Corp. ("Transco"), Texas Eastern Transmission Corp. ("Texas Eastern"), and Texas Gas Transmission Corp. ("Texas Gas"); as well as on TransCanada PipeLine Corp. and several regional pipelines. Like Industries, Bay State projects that, as transmission constraints are eliminated, it will purchase an increasing amount of its gas requirements from the Western Canadian Sedimentation Basin. This gas will reach Bay State's service area directly via the PNGTS pipeline, which is scheduled to be completed in

        <9>  FERC has already granted certificate authority under Section
   7(c) of the Natural Gas Act of 1938, as amended, for a major expansion of the Northern Border Pipeline, which runs from the Montana-Saskatchewan border to its present terminus at Harper, Iowa, and a 243-mile extension thereof to a new terminus south of Chicago. SEE NORTHERN BORDER PIPELINE COMPANY, 76 FERC Paragraph 61,141 (August 1,
   1996) and 80 FERC Paragraph 61,152 (August 1, 1997). The Northern Border extension will have the capacity to deliver up to 2.5 Bcf per
   day of natural gas into the Chicago market by 1999.   Northern Border
   is proposing to extend its system to connect with Northern Indiana's facilities near North Hayden, Indiana. FERC has also given preliminary approval to the construction of the Alliance Pipeline project, an 887-mile, 36-inch, line designed to transport 1.325 Bcf per day of gas from western Canada to the Chicago market. SEE ALLIANCE PIPELINE L.P., 80 FERC Paragraph 61,149 (August 1, 1997).

   late 1998, as well as indirectly by means of any one of several different pipeline expansions/extensions (including the Crossroads/CNG expansions) that have been announced and which will provide Bay State with greater access to supplies available in the Chicago area market.

        1.4  General Description of the Transaction.
             --------------------------------------

        Under the Merger Agreement, upon the effective date of the merger, each outstanding share of common stock of Bay State ("Bay State Shares") will be converted into the right to receive common shares of Industries ("Industries Shares"), or, at the election of any Bay State shareholder and subject to certain limitations, cash, in either case having a value of $40.00 per share. The Transaction has been structured to qualify as a tax-free reorganization pursuant to section 368(a) of the Internal Revenue Code of 1986, as amended.

        The number of Industries Shares that would be issued in exchange for each Bay State Share would be determined by dividing (i) $40.00 by
   (ii) the Industries Share Price, which is the average of the closing prices of Industries Shares, as reported in THE WALL STREET JOURNAL'S NYSE Composite Transactions Report, for the 20 trading days immediately preceding the second trading day prior to the effective date of the merger. Bay State shareholders may elect to receive $40.00 in cash, without interest, for some or all of their Bay State Shares (a "Cash Election"). However, the aggregate number of Bay State Shares that will be converted into the right to receive $40.00 in cash in the Transaction (the "Cash Election Maximum") may not exceed an amount determined by dividing (A) the dollar number equal to the difference between (i) one-half of the product of (x) $40.00 multiplied by (y) the aggregate number of Bay State Shares outstanding on the second day prior to the effective date of the merger less (ii) the dollar amount of a special dividend, if any, paid by Bay State prior to the merger and certain other cash payments to be determined prior to such time, by (B) $40.00. Further, cash amounts paid to electing shareholders would be subject to proration if the aggregate number of Bay State Shares covered by a valid Cash Election ("Cash Election Shares") exceeds the Cash Election Maximum.

        On a PRO FORMA basis, based on the number of Bay State Shares and Industries Shares outstanding on April 17, 1998, and assuming that 50% of the outstanding Bay State Shares are converted into the right to receive Industries Shares at a conversion price of $27.38 per share (the 20-day trading average for the Industries Shares determined as of April 17, 1998), the current shareholders of Bay State would effectively acquire, in exchange for their Bay State Shares, about 7.4% of the issued and outstanding Industries Shares.

        The Merger Agreement is subject to the approval of Bay State's shareholders at a special meeting called for that purpose to be held on May 27, 1998. The Transaction is also subject to various regulatory approvals in addition to the approval of this Commission. SEE ITEM 4 - REGULATORY APPROVALS. Reference is made to the joint Proxy Statement and Prospectus of Bay State and Industries, which is filed herewith as Exhibit C-2, for a more complete description of the Transaction and the terms of the Merger Agreement.

        Upon consummation of the Transaction, Industries would own an integrated gas utility system comprised of its existing gas distribution system in Indiana and Bay State's gas distribution system in Massachusetts, Maine and New Hampshire, as well as an integrated electric utility system in Indiana. The utility operations of Industries in Indiana are substantially larger than those of Bay State and Northern. Even giving effect to the Transaction, Industries will remain predominantly an intrastate (I.E., Indiana) holding company that will not derive any material part of its income from any out-of-
   state utility subsidiary.   Accordingly, Industries will continue to
   claim exemption under the Act pursuant to Section 3(a)(1) and Rule 2.

        Following the merger, the board of directors of Bay State will consist of ten members, of whom three will be officers of Industries, three will be officers of Bay State, and four will be current outside directors of Bay State. The current officers of Bay State will continue to serve in similar capacities of the surviving company of the merger (I.E., "new" Bay State). The Merger Agreement also provides that Industries will take steps necessary to enable the appointment to the Industries board of directors of one Bay State director. Bay State will continue to maintain its principal executive offices in Westborough, Massachusetts.


   ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
             ------------------------------

        The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of Industries under the Securities Act of 1933, and other related matters, are estimated as follows:

        SEC filing fee for the
             Registration Statement on Form S-4            $185,000

        Accountant's fees                                   100,000
        Legal fees and expenses                                   *
        HSR Act filing fee                                   45,000
        Consulting fees related to public relations,
              regulatory support, and other matters
              pertaining to Transaction                         *
        Other                                                   *
                                                          _________
   TOTAL                                                  $     *

                       * (To be supplied by amendment)

   ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
             -------------------------------

        3.1  General Overview of Statutory Requirements.
             ------------------------------------------

        Sections 9(a)(2) and 10 of the Act are applicable to the Transaction. Section 9(a)(2) provides that it is unlawful, without approval under Section 10 of the Act, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate, under [Section 2(a)(11)(A)] of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." As defined in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company . . .."  Industries is currently an "affiliate" of three public-utility companies: Northern Indiana, Kokomo Gas, and NIFL; and will, upon consummation of the Transaction, become an "affiliate" of two additional public-utility companies: Bay State and Northern.

        The statutory standards for approval of the Transaction are set forth in Sections 10(b), 10(c), and 10(f) of the Act. The Transaction satisfies all of the requirements of Section 10 and should therefore be approved. Specifically, as more fully explained below:

        * the Transaction will not tend towards interlocking relations or the concentration of control of public-utility companies to the detriment of investors and consumers;

        * the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable;

        * the Transaction will not unduly complicate the capital structure of the Industries holding company system;

        * the Transaction is in the public interest and the interests of consumers and investors;

        * the Transaction will tend towards the development of an integrated gas utility system; and

        *    the Transaction will comply with all applicable State laws.

        3.2  Section 10(b).
             -------------

        Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under
   Section 9(a) unless the Commission finds that:

             (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility

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
        companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

             (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

             (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

        In this case, there is no basis for the Commission to make any adverse findings under Section 10(b).

        a.  SECTION 10(B)(1)

             (i)  Interlocking Relationships
                  --------------------------

             By its nature, any merger results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies.<10> The Merger Agreement provides that, following the merger, three of the ten members of Bay State's board of directors shall be officers of Industries, and that Industries shall take steps necessary to assure that the Industries board of directors will include one member of the Bay State board of directors. Significantly, although these management interlocks are necessary and desirable in order to integrate Bay State fully into the Industries holding company system, the majority of Bay State's board of directors and all of its officers following the merger will be comprised of Bay State's current management. Such continuity in management will help to assure the responsiveness of Bay State's management to local regulation and to other essentially local interests (E.G., consumers, labor, ETC.). In sum, the relationship between Industries and Bay State has been carefully structured to protect the interests of consumers and other local interests and thus is not prohibited by Section 10(b)(1).




        <10> See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . .").

             (ii) Concentration of Control
                  ------------------------

             Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational holding company systems at which the Act was primarily aimed." AMERICAN ELECTRIC POWER CO., 46 SEC 1299, 1307 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." VERMONT YANKEE NUCLEAR CORP., 43 SEC 693, 700 (1968). Industries' acquisition of Bay State will not create a "huge, complex and irrational system." Industries' current utility operations are confined exclusively to Indiana, and its operations will remain predominantly intrastate in character even after acquiring Bay State, which is a far smaller company. Further, the Transaction is not undertaken specifically for the purpose of extending Industries' control over regulated public utilities, as such. Rather, as explained in the Proxy Statement/Prospectus, Industries' primary objective in acquiring Bay State is to position itself to participate, through Bay State, in the growing and increasingly deregulated New England energy market. The merger will combine the strengths of the two companies, which will enable them to offer customers a broader array of energy products and services than either company alone could offer, and at the same time create a larger and more diverse asset and customer base, which will create opportunities for operating efficiencies.

        SIZE: If approved, the Industries system will provide gas distribution service to approximately 1,036,400 residential, commercial and industrial customers in a 14,152-square mile area in four states, as well as electric service to approximately 416,300 customers, all in Indiana. The combined net utility plant (gas and electric) of Industries and Bay State as of December 31, 1997 totaled approximately $3.61 billion and combined utility revenues for the twelve months then ended totaled approximately $2.3 billion. By comparison, the Commission has recently approved several acquisitions involving significantly larger combination gas and electric utilities. SEE, E.G., CONECTIV, INC., 66 SEC Docket 1260 (February 25, 1998) (merger of Delmarva Power & Light Company, a combination electric and gas company, and Atlantic Energy, Inc., resulting in a system having combined utility assets of more than $5.5 billion); AMEREN CORPORATION, 66 SEC Docket 485 (December 30, 1997) (merger of two combination gas and electric companies, resulting in a system having combined utility assets of approximately $8.9 billion); TUC HOLDING COMPANY, et al., 65 SEC Docket 301 (August 1, 1997) (acquisition by Texas Utilities of Enserch Corporation, resulting in a system having combined utility assets of $19.6 billion); NEW CENTURY ENERGIES, INC., 65 SEC Docket 277 (August 1, 1997) (merger of combination electric and gas company with another electric utility, resulting in a system having combined utility assets of approximately $7 billion); and CINERGY CORP., 57 SEC Docket 2353 (October 21, 1994) (merger of combination gas and electric company with another electric utility, resulting in a system having combined utility assets of approximately $7.4 billion).

        EFFICIENCIES AND ECONOMIES: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. By virtue of the Transaction, Industries and Bay State will have opportunities to achieve operating economies and efficiencies through joint management and coordination of their respective portfolios of natural gas supply, transportation and storage assets (I.E., assets that they own or lease, as well as contracted capacity on interstate pipelines and independently-owned storage). Among other things, Industries and Bay State will have numerous opportunities to coordinate supply, transportation and storage at several strategic natural gas trading and market hubs to which both companies have access. These expected economies and efficiencies from joint portfolio management are described in greater detail below.

        COMPETITIVE EFFECTS: As the Commission noted in NORTHEAST UTILITIES, 47 SEC Docket 1270 at 1282 (December 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to the customers." Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and rules thereunder, the Transaction may not be consummated until Industries and Bay State each have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission describing the effects of the Transaction on competition in the relevant market and expiration of the required waiting period. Industries and Bay State intend to file such notifications within the next few months.

        b.  SECTION 10(B)(2)

        The Commission may not approve the proposed Transaction if it determines pursuant to Section 10(b)(2) that the consideration (including fees and expenses of the Transaction) to be paid by Industries in connection with the Transaction is not reasonable or does not bear a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. For the reasons given below, there is no basis in this case for the Commission to make either of the negative findings concerning the consideration being offered by Industries in this Transaction.

             (i)  Reasonableness of Consideration
                  -------------------------------

             This Commission has previously recognized that when the agreed consideration for an acquisition is the result of arms'-length negotiations between the managements of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied. SEE ENTERGY CORPORATION, ET AL., 55 SEC Docket 2035 at 2042 (December 17, 1993); THE SOUTHERN COMPANY, ET AL., 40 SEC Docket 350 at 352 (February 12, 1988). In this case, the Transaction has been structured as a stock-for-stock exchange giving Bay State shareholders $40 in value for each Bay State Share, to be paid either in cash or in Industries Shares, or a combination thereof, which represents a 35% premium over the average trading price of the Bay State Shares over the 30 trading days prior to the date on which the merger was publicly announced (December 18, 1997). The terms of the Merger Agreement, including the exchange ratio, were the product of extensive and vigorous arms'-length negotiations between Industries and Bay State. The announcement of the Merger Agreement was preceded by months of due diligence and analysis and evaluation of the assets, liabilities and business prospects of Bay State. SEE INDUSTRIES REGISTRATION STATEMENT ON FORM S-4 (EXHIBIT C-1 HERETO). Finally, the Merger Agreement must be approved by the affirmative vote of the holders of two-thirds of the outstanding Bay State Shares.

        Moreover, in connection with its evaluation of Industries' offer, Bay State engaged SG Barr Devlin ("Barr Devlin"), a nationally-recognized investment banking concern, to prepare and deliver a "fairness" opinion to the Bay State board of directors. Barr Devlin delivered an oral opinion to Bay State's board of directors on December 17, 1998, which it confirmed by written opinions dated December 18, 1997 and April 20, 1998 (see Annex B to Proxy Statement/Prospectus), to the effect that, based on certain assumptions therein stated, the consideration offered in connection with the Transaction is fair, from a financial point of view, to the holders of Bay State Shares.

        In rendering its fairness opinion, Barr Devlin considered various factors, including the historical market prices and trading activity for Bay State Shares and Industries Shares and results of operations of the two companies, which were compared to those of other publicly-traded utility companies. Barr Devlin also compared the proposed financial terms of the Transaction with the financial terms of other comparable utility mergers, and determined a range of values for the Bay State Shares using various valuation methodologies deemed by it to be relevant. Finally, Barr Devlin considered the PRO FORMA capitalization, earnings and cash flow of Industries following the merger, and compared the PRO FORMA earnings, dividends per share, capitalization ratios and payout ratio of Industries following the merger with each of the corresponding current and projected values for Bay State and Industries on a stand alone basis.

        In determining a range of values for the Bay State Shares, Barr Devlin compared selected financial information and ratios for Bay State to other comparable gas utilities or gas utility holding companies, prepared a discounted cash flow analysis, using multiples of valuation based on multiples of other comparable companies, compared the consideration offered by Industries to the consideration offered or paid in other proposed or completed mergers involving comparable utility companies, and prepared a PRO FORMA analysis of the effects of the Transaction on the shareholders of Bay State and Industries for the period 1999 to 2002. The price ranges for Bay State's Shares implied by these various valuation methods support the price being offered by Industries. For a more complete discussion of Barr Devlin's fairness opinion and the valuation methods used by Barr

   Devlin, see pages 26 to 30 of the Proxy Statement/Prospectus (Exhibit C-2 hereto).

        It is noteworthy that the PRO FORMA analysis prepared by Barr Devlin indicated that the Transaction would result in accretion to Bay State's shareholders in terms of earnings per share and that Industries' shareholders would also realize accretion in earnings per share (assuming Industries Shares continue to trade at current levels).

        In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, the proposed exchange ratio falls within the range of reasonable ratios for transactions involving comparable companies, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of Industries and Bay State.

             (ii) Reasonableness of Fees
                  ----------------------

        Industries believes that the fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the Transaction will be reasonable and fair in light of the size and complexity of the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers, are consistent with recent precedent, and meet the standards of Section 10(b)(2).

        As set forth in ITEM 2 - FEES, COMMISSIONS AND EXPENSES, Industries estimates that the total fees, commission and expenses paid or to be incurred will equal approximately $2 million or about .37% of value of the consideration (Industries Shares plus cash) offered in the exchange for the Bay State Shares, and only .05% of the combined market value of the companies. The relationship of the aggregate amount of fees, commissions and expenses paid to the size of the Transaction is believed to be within the same range as other recent merger cases.

        c.  SECTION 10(B)(3)

        Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate Industries' capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of Industries' system.

             (i)  Capital Structure
                  -----------------

             The capital structure of Industries after the Transaction will not be unduly complicated and will be substantially unchanged from the Industries capital structure prior to completion of the Transaction. Industries will issue additional shares of its single class of common stock, or cash, or a combination of the two, in exchange for all of the outstanding voting securities of Bay State.

   Neither Bay State nor its wholly-owned subsidiary, Northern, will have any outstanding minority common stock interest. The existing long-term debt of Bay State and Northern will not be affected by the Transaction and will remain the obligations solely of those companies. In this regard, the Industries capital structure will closely resemble that of most registered holding company systems.

        Set forth below are summaries of the historical capital structures of Industries and Bay State as of December 31, 1997, and the PRO FORMA consolidated capital structure of Industries, as of December 31, 1997 (assuming that the consideration paid by Industries for the Bay State Shares consisted of 50% cash and 50% Industries Shares):

           Industries and Bay State Historical Capital Structures
                               (000s omitted)


                                       Industries     Bay State
                                       ----------     ---------
   Common stock equity                 $1,264,788    $ 241,048
   Preferred stock equity                 144,461        4,917<11>


   Long-term debt                       1,667,925      234,028
                                        ---------     --------
   Total                               $3,077,174    $ 479,993

          Industries PRO FORMA Consolidated Capital Structure
                      (000s omitted) (unaudited)

   Common stock equity                 $1,546,024          40%
   Preferred stock equity                 149,378           4%

   Long-term debt                       2,172,453          56%
                                        ---------         ----
   Total                              $ 3,867,855         100%


        Significantly, Industries' PRO FORMA consolidated common equity to total capitalization ratio of 40% as of December 31, 1997, is well above the "traditionally acceptable 30% level." SEE NORTHEAST UTILITIES, 47 SEC Docket 1270 at 1279, n. 47 (December 21, 1990). Further, the impact of the Transaction on Industries' financial position (including its capitalization) and its results of operations is not material.






        <11> Bay State redeemed all of its issued and outstanding
   preferred stock effective March 1, 1998.

             (ii) Protected Interests.
                  -------------------

             As set forth more fully in the discussion of standards of
   Section 10(c)(2), below, and elsewhere in this Application or Declaration, the Transaction will create opportunities for Industries and Bay State to achieve savings, chiefly in the area of joint management of their respective portfolios of gas supply, transportation and storage assets. The Transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system. Moreover, as noted by the Commission in ENTERGY CORPORATION, ET AL., 55 SEC Docket 2035 at 2045 (December 17,
   1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." Industries will continue to be a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 following completion of the Transaction, which will provide investors with readily available information concerning the companies and the Transaction. Further, the Transaction is subject to various other federal and state regulatory approvals (SEE ITEM 4 - REGULATORY APPROVALS, below). For these reasons, Industries submits that the Commission would have no basis for making a negative finding under Section 10(b)(3).

        3.3   Section 10(c).
              -------------
        Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

             (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of
        Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

             (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system  . . . .

        a.  SECTION 10(C)(1)

        Under Section 10(c)(1), the Commission may not approve an acquisition that "is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11." By their terms, however, Section 8 and Section 11 apply only to registered holding companies, and therefore do not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company, such as Industries, whose ownership of both gas and electric operations in Indiana is permitted and subject to
   "affirmative state regulation."   SEE WPL HOLDINGS, INC., 40 SEC
   Docket 491 at 497 (February 26, 1988), AFF'D IN PART AND REV'D IN PART SUB NOM., WISCONSIN'S ENVIRONMENTAL DECADE, INC. V. SEC, 882 F.2d 523

   (D.C. Cir. 1989), REAFFIRMED 49 SEC Docket 1255 (September 18, 1991).

        b.  SECTION 10(C)(2)

        Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of Bay State by Industries "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system  . . . ."  An
   "integrated public-utility system" is defined in Section 2(a)(29), to mean:

        (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation:
        PROVIDED, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.<12>

        The gas utility operations of Bay State and Northern, when combined with Industries' gas utility operations, will constitute an integrated gas-utility system within the meaning of Section
   2(a)(29)(B) of the Act.

             (i)  SINGLE AREA OR REGION
                  ---------------------

             Although the Industries and Bay State retail gas service areas are separated by a distance of several hundred miles, and are located in non-contiguous States, such factors, by themselves, are not determinative. SEE MCN CORPORATION, 62 SEC Docket 2379 (September 17,
   1996) (approving acquisition of an interest in a gas-utility company by an exempt gas-utility holding company whose service area is located more than 500 miles distant in a non-adjoining State). On the contrary, Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation . . .," the Commission must consider the "state of the art" in the industry.


        <12> Unlike the definition of an "integrated electric utility system" in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Further, the Commission has previously recognized, that "integrated and coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection." SEE AMERICAN NATURAL GAS CO., 43 S.E.C. 203, 207 n. 5.

        COMMON SOURCE OF SUPPLY: Historically, in determining whether two distant gas companies share a "common source of supply," the Commission has placed primary importance on whether the gas supply of the two companies is derived from the same gas producing areas (or basins), recognizing that the most significant economies and efficiencies that two entities can achieve is through the coordination and management of gas supply. The Commission has also considered whether the two entities are served by a common pipeline. However, the Commission has found an integrated system to exist where two entities purchase their gas from different pipelines which originate in the same gas producing area and/or interconnect at various points along the transportation route. SEE MCN CORPORATION, 62 SEC Docket 2379 at 2381-2382 (September 17, 1996); CENTRAL POWER COMPANY, ET AL., 8 S.E.C. 425 at 431 (1941).

        As previously indicated, Bay State and Industries currently derive, respectively, 40% and 89% of their total gas requirements from the on-shore and off-shore Texas and Louisiana supply basins, and each has contracted for a significant percentage (36% and 27%, respectively) of their total system "firm" transportation capacity requirements on the Tennessee Gas pipeline system. Further, Industries expects that, as early as 2002, it will derive as much as 40% of its total system requirements from western Canadian production, which currently accounts for approximately 49% of Bay State's gas
   supply.   Accordingly, there is substantial evidence that Industries and Bay State share a common source of supply.

        Moreover, with the construction of new pipeline capacity and development of trading "hubs" and market centers, which now provide buyers with access to gas supplies in many producing areas, the gas industry is rapidly evolving into a fully integrated, competitive, marketplace.<13> These developments will allow Industries and Bay State even greater flexibility in coordinating and managing common supply. For example, gas produced in the Western Canadian Sedimentation Basin, which now accounts for approximately 49% of Bay State's total requirements, will become an increasingly important component of Industries' gas supply as early as 1999 with the completion of construction of new pipelines into the upper Midwest. Moreover, upon completion of construction of various proposed pipelines and/or pipeline expansions from the Chicago area to the eastern U.S. markets, Bay State will have direct access to ALL gas supplies entering the Chicago market center, including supplies to which Bay State currently has very limited access.

        Significantly, industry studies indicate that the importation of low-cost western Canadian gas is reshaping the dynamics of gas supply in certain U.S. markets (in particular the Midwest and Northeast), and

        <13> As a result of the evolution of an integrated, competitive, marketplace for both supply and transportation, the duration of long-term contracts has shortened considerably. In fact, local distribution companies, such as Industries and Bay State, now purchase significant amounts of their gas supply under short-term (E.G., daily) arrangements.

   that, in the future, there will be much more of a west-to-east flow of gas to the Northeast. With the expansion of import capacity into the Chicago area, it is projected that the Midwest will experience an excess supply situation. This expectation has lead to various regional pipeline expansion proposals between the Midwest and Northeast, all of which are designed to move Midwest supplies to the
   supply-constrained Northeast markets.<14>   As a consequence, it
   is likely that the Midwest itself will become an important supply region for all gas moving to the Northeast.

        STATE OF THE ART: Any determination of the appropriate size of the area or region calls for consideration of the "state of the art" in the gas industry. In this regard, the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the "un-bundling" of the commodity and transportation functions of pipelines in response to various FERC initiatives.<15> Of particular importance has been the formation of a national network of trading hubs at locations where interstate pipelines intersect.<16> Today, trading activity conducted at

        <14> SEE GENERALLY "THE OUTLOOK FOR IMPORTED NATURAL GAS," INGAA
   Foundation, Inc. Report No. F-9705 (prepared by the Brattle Group,
   1997). INGAA notes (at pp. II-21 to II-22) that 5.4 Bcf/day of import capacity additions into the Midwest have been proposed, and that over 4 Bcf/day of pipeline capacity additions have been proposed to facilitate the flow of gas from the Midwest to the Northeast. Most of these projects will come on line between 1998-2000.

        <15> The Commission has taken notice of the regulatory and technological changes that have reshaped the natural gas industry over the past two decades. SEE "THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES," Report of the Division of Investment Management (June
   1995), pp. 29 - 31. In its Report, the Division of Investment Management recommended that the Commission "interpret the single area or region' requirement [of Section 2(a)(29)]flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act." ID. at 73.

        <16> The development of trading hubs and market centers was the direct outgrowth of FERC's Order 636, which required interstate pipelines to separate, or "un-bundle," the commodity and transportation and storage functions of the interstate pipelines. SEE REGULATION OF NATURAL GAS PIPELINES AFTER PARTIAL WELLHEAD DECONTROL, Order No. 636, 57 Fed. Reg. 13,267 (April 16, 1992). FERC has promoted the development of trading hubs as a means and location for providing services that customers of the interstate pipelines (I.E., shippers) need in order to manage their portfolios of gas supply, transportation, and storage, all of which can now be contracted
   separately.   Today, there are more than 39 trading centers and market
   hubs in operation.   For a comprehensive analysis of the role of
   market hubs and trading centers, see Energy Information Administration, NATURAL GAS 1996: ISSUES AND TRENDS, DOE/EIA-0560(96) hubs plays an increasingly vital role in the overall management of the assets in a gas portfolio (supply, transportation and storage). In this regard, it is significant to note that, although Industries and Bay State have contracted capacity on only one common long-haul pipeline (Tennessee Gas), 10 of the 16 individual interstate pipelines on which the two companies have contracted capacity intersect at and form industry recognized trading hubs. These include:


        Name of Hub         Location            Intersecting Pipelines
        -----------         --------            ----------------------

        Lebanon             Ohio                ANR, Panhandle Eastern,
                                                Texas Gas, Texas Eastern

        Portland            Tennessee           Tennessee Gas, Midwestern
                                                Gas Transmission Co.

        Maumee              Ohio                ANR, Panhandle Eastern,
                                                CNG via Crossroads
                                                (proposed)

        Leidy               Pennsylvania        Transco, Texas Eastern,
                                                CNG via Crossroads
                                                (proposed), National Fuel

        Ellisburg           Pennsylvania        Tennessee Gas, CNG via
                                                Crossroads (proposed),
                                                National Fuel

        Chicago Market      Illinois            ANR, NGPL, Crossroads and
                                                CNG to Tennessee Gas
                                                (proposed), Transco,
                                                Texas Eastern

        Henry Hub           Louisiana           NGPL, Texas Gas,
                                                Trunkline, Transco

        Perryville          Louisiana           Tennessee Gas, Texas Gas

        Trading hubs (including all of those listed above) essentially function as physical transfer points between intersecting pipelines, where shippers (I.E., buyers and sellers) and traders can sell, exchange or trade gas or pipeline capacity or redirect deliveries to a different pipeline. Further, various types of un-bundled services are typically available at trading hubs, such as temporary storage, parking and loaning of gas, and balancing. Because of the role played today by market hubs and market centers, coordination of the operations of two distant gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the two companies both have access to one or more common trading hubs.

   (Washington, D.C., December 1996), ch. 3.

        Importantly, trading hubs now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operation that were once thought to be achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines.
   In fact, as discussed below, the opportunities to achieve operating economies may be even greater where the two companies seeking to combine have significantly different load profiles (E.G., non-coincident seasonal peaks, a substantially different customer mix, etc. )<17> or where, as in this case, one of the companies (Industries) is located in a major gas market center (the Chicago market center) while the other (Bay State) is located in a region that is expected to experience significant growth in demand as constraints on deliverability are eliminated.

        As indicated above, because Industries and Bay State share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, they will have the ability to physically coordinate and manage their portfolios of supply, transportation and storage. For example, the Texas Gas and Texas Eastern pipelines, which transport gas to Bay State, and the Panhandle Eastern and ANR pipelines, which transport gas to Industries, all intersect at the Lebanon, Ohio hub. At the Lebanon hub, Industries can arrange and consummate direct physical purchases and trades of gas and/or transportation capacity with Bay State or with any other shipper having access to the Lebanon hub. Similarly, Industries would have the ability to redirect gas supplies shipped on its pipeline carriers into the Ellisburg-Leidy hub in northern Pennsylvania, where it could be stored in any of the 32 underground interconnected storage reservoirs for later shipment to Bay State on the Tennessee Gas, CNG,
   Transco or Texas Eastern pipelines.   Industries and Bay State also
   have access to the Henry Hub in southern Louisiana via contracted capacity on the NGPL, Trunkline, Texas Gas and Transco pipelines. The Henry Hub is the recognized center for natural gas futures trading in the U.S. Through 9 interstate and 4 intrastate pipeline interconnections, market participants such as Bay State and Industries can physically support, if necessary, the utilization of financial derivatives as a means of managing price volatility.

        Moreover, through its contracted capacity on the NGPL, Texas Gas, ANR, Trunkline and Texas Eastern pipelines, Bay State would have access to and could thus utilize the "high deliverability" (salt-dome) storage capacity held by Northern Indiana in Texas and Louisiana.
   Such access would greatly enhance Bay State's ability to manage price volatility. These facilities would also provide Industries and Bay State with an important gas balancing capability, which will allow them to manage fluctuating weather-related load profiles of each other's system.



        <17> For example, due to the normal effects of the west-to-east
   "weather lag," Bay State's demand pattern tends to follow Industries' demand pattern by, on average, 24 to 48 hours.

        Finally, with the completion of the proposed Crossroads/CNG expansions, or any one of several other proposed pipeline projects, Bay State would gain direct access to the Chicago market center hub, which, as previously indicated, is expected to become an increasingly important source of gas for all eastern U.S. markets.

             (ii) Economies and efficiencies from coordinated operations.
                  ------------------------------------------------------

             Section 10(c)(2) requires that the Commission find that a proposed acquisition will produce economies and efficiencies. For the reasons noted above, the Commission should find that the Transaction is likely to produce substantial economies and efficiencies over time, chiefly in the areas of coordinated gas supply, optimization in use of interstate pipeline capacity, and more efficient use of existing gas storage facilities. Although some of the anticipated economies and efficiencies will be fully realized in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met. SEE AMERICAN ELECTRIC POWER CO., 46 SEC 1299, 1320-21 (1978). Further, although some potential benefits cannot be precisely estimated, they too are entitled to consideration. As the Commission has stated, "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." CENTERIOR ENERGY CORP., 35 SEC Docket 769 at 775 (April 29, 1986). Finally, there is no requirement in Section 10(c)(2) that the specific dollar estimates of future savings be large in relation to the gross revenues of the companies involved. SEE AMERICAN NATURAL GAS COMPANY, 43 S.E.C. 203 (1966).

        Industries and Bay State have identified specific components of their gas portfolios (supply, transportation and storage) which, through joint management and coordination, will enable the two companies to exploit opportunities in the marketplace to achieve savings. Those opportunities will exist whenever volatile market conditions create pricing and/or demand differentials in the diverse geographic areas of the two companies. Moreover, as the dynamics in the natural gas industry continue to change (E.G., in response to the impact of Canadian gas supplies on the Midwest and Northeast markets, the elimination of inter-regional transportation "bottlenecks," the growing importance of hubs and market centers, etc.), the marketplace will create even greater opportunities for market participants.

            It is not difficult to identify the opportunities that exist and will exist in the new marketplace, or the means by which market participants, such as Industries and Bay State, may exploit such opportunities. The difficulty is in attempting to quantify precise dollar impacts in an evolving marketplace; that is, a marketplace which has no historical record in terms of regulatory certainty and which will be directly impacted by changes in physical supply and capacity and in the contracting practices of market participants. It is likewise very difficult to predict, with accuracy, the timing or frequency with which opportunities to achieve savings will occur.<18> Thus, to attempt to quantify future estimated savings using historical data would necessarily involve interjecting uncertain assumptions of a static and non-volatile marketplace. It is certain, however, that demand and pricing differentials now exist and will continue to occur and that, through coordinated management of their portfolios of physical and contractual assets, Industries and Bay State will be better positioned to take advantage of changing market conditions.

             (iii)     No impairment
                       -------------

             The resulting integrated gas system to be formed by the combination of Bay State's gas properties with those of Industries will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation." In this case, the separate corporate identity and local corporate headquarters of Bay State will be maintained and the Merger Agreement assures continuity in the management of Bay State after the Transaction. Further, following the Transaction, Bay State and Northern will remain subject to regulation as to rates, service, and other matters by the public service commissions in Massachusetts, Maine and New Hampshire, each of which must also approve the Transaction. Finally, by maintaining the separate corporate existence of Bay State and Northern, there will be no change in the manner in which Industries' Indiana subsidiaries are currently regulated.<19>








        <18> While price volatility is a given, it would be impossible to predict, with any level certainty, the timing of future price movements. The point can be illustrated by looking at gas prices in the month of February in the on-shore and off-shore Texas-Louisiana supply basins, where Industries and Bay State have historically purchased most of their gas. The price fluctuated from $1.00/MMBtu in 1992 to over $4.00/MMBtu in 1997 to $2.00/MMBtu in 1998. Similarly, gas prices in the Chicago market center have ranged from as high as $3.50/MMBtu in 1996 to a 1998 level not exceeding $2.30/MMBtu.

        <19> In contrast, if the Transaction (I.E., the "preferred"
   merger structure) cannot be achieved, Bay State and then Northern will be merged into Northern Indiana, Industries' largest subsidiary, with the result that the public service commissions in the four States would then have to deal with potentially difficult issues of cost allocations between Northern Indiana's Indiana operations and those conducted in New England.

        3.4  Section 10(f).
             -------------

        Section 10(f) provides that:

        The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

        As explained in ITEM 4 - REGULATORY APPROVALS, the Transaction requires approval by each of the public service commissions in Massachusetts, Maine and New Hampshire, for which application has or will be made.


   ITEM 4.   REGULATORY APPROVALS.
             --------------------

        The Transaction, insofar as it relates to Bay State and Northern, is subject to the jurisdiction of the Massachusetts Department of Telecommunications and Energy, the New Hampshire Public Utilities Commission, and the Maine Public Utilities Commission. Certain aspects of the Transaction may be subject to the jurisdiction of the Federal Energy Regulatory Commission under the Federal Power
   Act.<20> The Transaction is also subject to the notification and reporting requirements of the HSR Act. No other State or Federal commission has jurisdiction over the proposed Transaction.


   ITEM 5.   PROCEDURE.
             ---------

        The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. Industries requests that the Commission's Order be issued on or before August 31, 1998, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Industries hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the Transaction.

        <20> FERC has jurisdiction over the transfer of Bay State's power marketing subsidiary to Industries pursuant to Section 203 of the Federal Power Act. However, Bay State's marketing subsidiary has filed an application with the FERC seeking to relinquish its market-based rate schedule, the effect of which, if granted, would be to eliminate the need for FERC approval of any aspect of the Transaction.

   ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
             ---------------------------------

        A  - EXHIBITS.
             --------

             A-1 Articles of Incorporation of Bay State as amended through January 26, 1995 (filed as exhibit 3.1 to Form 10-Q of Bay State for the quarter ended December 31, 1994, File No. 1-7479 and incorporated herein by reference).

             A-2 Articles of Incorporation of Industries, as amended as of April 9, 1997 (filed as Exhibit 3(a) to Industries' Form 10-Q for the period ended March 31, 1997, in File No. 1-9779, and incorporated herein by reference).

             B-1 Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated as of March 4, 1998, between NIPSCO Industries, Inc. and Bay State Gas Company (see Annex A to Exhibit C-2).

             C-1 Registration Statement of Industries on Form S-4, as amended. (Incorporated herein by reference to File No. 333-50537).

             C-2  Bay State Proxy Statement/Industries Prospectus
                  (included in Exhibit C-1).

             D-1 Joint Petition of Bay State Gas Company, et al., to Massachusetts Department of Telecommunications and Energy, dated March 20, 1998. (Filed herewith).

             D-2  Order of the Massachusetts Department of
                  Telecommunications and Energy. (To be filed by amendment).

             D-3 Joint Petition of Northern Utilities, Inc., et al., to New Hampshire Public Utilities Commission, dated March 20, 1998. (Filed herewith).

             D-4 Order of the New Hampshire Public Utilities Commission. (To be filed by amendment).

             D-5 Petition of Northern Utilities, Inc. to Maine Public Utilities Commission, dated March 20, 1998. (Filed herewith).

             D-6 Order of the Maine Public Utilities Commission. (To be filed by amendment).

             D-7 Application of Industries and Bay State to Federal Energy Regulatory Commission pursuant to Section 203 of the Federal Power Act. (If necessary). (To be filed by amendment).

             D-8 Order of Federal Energy Regulatory Commission. (If necessary). (To be filed by amendment).

             E-1 Map of natural gas service areas of Northern Indiana, Kokomo Gas, NIFL, Bay State and Northern, major interstate pipelines and market hubs. (Filed herewith
                  - paper format filing).

             F-1 Preliminary opinion of Reid & Priest LLP, special counsel to Industries. (To be filed by amendment).

             F-2 Past-tense opinion of Reid & Priest LLP, special counsel to Industries. (To be filed by amendment).

             F-3 Preliminary opinion of Schiff Hardin & Waite, Indiana counsel to Industries. (To be filed by amendment).

             F-4 Past-tense opinion of Schiff Hardin & Waite, Indiana counsel to Industries. (To be filed by amendment).

             F-5  Preliminary opinion of Day, Berry & Howard,
                  Massachusetts counsel to Industries. (To be filed by amendment).

             F-6  Past-tense opinion of Day, Berry & Howard,
                  Massachusetts counsel to Industries. (To be filed by amendment).

             G-1  Fairness opinion of Barr Devlin (see Annex B to Exhibit
                  C-2).

             H-1 Form U-3A-2 of NIPSCO Industries, Inc. for 1997, filed February 27, 1998 (File No. 69-340) (Incorporated herein by reference).

             H-2 Form U-3A-2 of Bay State Gas Company for 1997, filed February 28, 1998 (File No. 69-249) (Incorporated herein by reference).

             I-1 Fee statement of Arthur Andersen LLP, accountants for Industries. (To be filed by amendment).

             I-2 Fee statement of Schiff Hardin & Waite, counsel to Industries. (To be filed by amendment).

             I-3 Fee statement of Reid & Priest LLP, special counsel to Industries. (To be filed by amendment).

             J-1 Proposed form of Federal Register notice. (Filed herewith).

        B.   FINANCIAL STATEMENTS.
             --------------------

             FS-1: Industries Unaudited PRO FORMA Combined Condensed Balance Sheet as of December 31, 1997. (To be filed by amendment).

             FS-2: Industries Unaudited PRO FORMA Combined Condensed Statement of Income for twelve months ended December 31, 1997. (To be filed by amendment).

             FS-3: Industries Consolidated Balance Sheet as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of Industries for the fiscal year ended December 31, 1997, in File No. 1-9779).

             FS-4: Industries Consolidated Statement of Income for the year ended December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of Industries for the fiscal year ended December 31, 1997, in File No. 1-9779).


   ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
             ---------------------------------------

        The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicant or its subsidiaries that will have an impact on the environment. Industries is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                  SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application or Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                 NIPSCO INDUSTRIES, INC.

                            By:  /s/  Gary L. Neale
                                 Name:     Gary L. Neale
                                 Title:    Chairman and President

   Date:     April 22, 1998

                                                              EXHIBIT D-1
                                                              -----------

                        COMMONWEALTH OF MASSACHUSETTS

                 DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY


   _____________________________________________
                                                )
   JOINT PETITION OF BAY STATE GAS COMPANY,     )
   NORTHERN INDIANA PUBLIC SERVICE COMPANY      )
   AND NIPSCO ACQUISITION COMPANY FOR           )    D.T.E. 98-___
   APPROVAL OF A MERGER AND RELATED             )
   TRANSACTIONS                                 )
   _____________________________________________)


                       JOINT PETITION OF BAY STATE GAS
                      COMPANY, NORTHERN INDIANA PUBLIC
               SERVICE COMPANY AND NIPSCO ACQUISITION COMPANY


                                INTRODUCTION

        Bay State Gas Company ("Bay State"), a Massachusetts gas company,

   Northern Indiana Public Service Company ("Northern Indiana"), an

   Indiana corporation and public service company, and NIPSCO Acquisition

   Company ("Acquisition"), a Massachusetts public utility created for the express purpose of accomplishing a merger between Bay State and

   NIPSCO Industries, Inc. ("Industries"), an Indiana corporation and holding company of Northern Indiana, respectfully join in petitioning the Department of Telecommunications and Energy (the "Department") for

   approval of the following:

             (i) Acquisition's issuance and sale of 100 shares of common stock, $1.00 par value, to Industries in exchange for consideration of $100.00, pursuant to M.G.L. c. 164,
                       Section 14;

             (ii) the merger of Acquisition and Bay State pursuant to M.G.L. c. 164, Section 96, as set forth in the Agreement and Plan of Merger by and among Bay State and Industries, dated as of December 18, 1997, as amended and restated as of March 4, 1998, by and between Bay State and Industries (the "Merger Agreement");

             (iii) an Amendment to Bay State's debt pooling agreement to join NIPSCO Capital Markets, Inc. as a party to the Agreement, pursuant to M.G.L. c. 164, Section 17A;

             (iv) operation of Northern Indiana as a gas company because it is a combination gas and electric company in Indiana, pursuant to M.G.L. c. 164,
                       Section 8A(a), if the alternate merger is effectuated; and

             (v) Bay State's proposed rate plan pursuant to M.G.L. c. 164, Section 94.


                             MERGER TRANSACTION

        The Merger Agreement attached to Exhibit B, the testimony of

   Mr. Mark T. Maassel, as Schedule MTM-4, provides for two possible corporate structures for the proposed transaction.  Under the

   Preferred Merger, Bay State will be merged with Acquisition, which will be the surviving corporation.  The surviving corporation will conduct Bay State's gas utility business under the name "Bay State Gas

   Company." Bay State and its wholly-owned subsidiary, Northern

   Utilities, Inc. ("Northern") will each operate as a direct subsidiary of Industries.  Industries would maintain its status as an exempt public utility holding company under the Public Utility Holding

   Company Act of 1935, as amended (the "1935 Act").

        The Preferred Merger is subject to the approval of Bay State's shareholders and the approval of the Securities and Exchange

   Commission ("SEC") under the 1935 Act.  If the SEC does not approve the Merger in a timely manner, or if the status of Industries as an except holding company under the 1935 Act would be jeopardized, the

   Alternate Merger, which does not require SEC approval, would be employed to accomplish the Merger. Under the Alternate Merger, Bay

   State will be merged into Industries's public utility subsidiary,

   Northern Indiana, followed immediately by the merger of Northern into

   Northern Indiana.  Bay State and Northern would each operate as separate divisions of Northern Indiana.  Depending upon the final structure, Acquisition will be created either as a subsidiary of

   Industries or of Northern Indiana.   Under the Alternate Merger, after

   Bay State is mergered into Acquisition, Acquisition will merge into

   Northern Indiana and become a division of Northern Indiana doing business as "Bay State Gas Company."

        Bay State and Industries favor the Preferred Merger over the

   Alternate Merger.  As indicated in the prefiled testimony of Mr. James

   D. Simpson, Senior Vice President and Leader of the Utility Segment of

   Bay State, attached hereto as Exhibit A, this structure simplifies assurance that the risks and benefits of operations within individual subsidiaries are retained by those operations and their customers, and marginally simplifies regulation of those operations in the various state jurisdictions.  Bay State and Industries believe that the SEC will take into account the preferences of the Department and regulators in New Hampshire and Maine in considering whether to approve the Preferred Merger, provided that preference is stated early enough to affect the SEC's consideration.  For that reason, the

   Petitioners respectfully urge the Department to consider promptly whether, subject to final approval by the Department of the merger, it favors the Preferred Merger over the Alternate Merger and to express its preference to the SEC, if it has one, at the earliest possible date, even before it has issued a final order on the merger.

                               REPRESENTATIONS

        In support of its Petition, Bay State and Acquisition, represents as follows:

        1.   Bay State is a Massachusetts public utility corporation

   which provides gas service to approximately 261,000 customers in the greater Brockton, Lawrence and Springfield, Massachusetts areas.

        2.   Acquisition will be formed as a Massachusetts public utility for the purpose of merging with Bay State, as either a subsidiary of

   Industries under the Preferred Merger or of Northern Indiana under the

   Alternate Merger.

        3.   Industries is an Indiana corporation that owns all of the

   common stock of Northern Indiana, a public utility operating company supplying natural gas and electric energy to the public, in addition to other direct and indirect subsidiaries, some of which are regulated public utilities.

        4.   Industries is presently exempt from most provisions of the

   1935 Act.  The acquisition of Bay State by Industries as a result of the Merger is subject to the approval of the SEC under Section 9(a)(2)

   of the 1935 Act.

        5.   Under either the Preferred or the Alternate Merger,

   Acquisition will merge with Bay State pursuant to M.G.L. c. 164,

   Section 96 and each outstanding Bay State share will be converted into

   (i) a multiple (rounded to the nearest ten thousandth of a share) of an Industries share determined by dividing $40.00 by the Industries

   Share Price (the "Exchange Ratio") or (ii) at the election of the shareholder, the right to receive cash without interest, subject to certain limitations.

        6.   Under the Alternate Merger, Northern Indiana intends to

   operate in Massachusetts as a gas company, not as a combined gas and electric company.  A strict reading of M.G.L. c. 164, Section 8A(a),

   however, may require approval for Northern Indiana to operate as a gas company in Massachusetts because it is a combined gas and electric company in Indiana.

        7.   Under either the Preferred or the Alternate Merger, the

   jurisdiction of the Department over Bay State's utility operations will not change.

        8.   The merger of Bay State with Industries is consistent with the public interest under either the Preferred or the Alternate

   Mergers, and satisfies the Department's standard of review under

   M.G.L. c. 164, Section 96.  The testimony of James D. Simpson,

   attached as Exhibit A, provides a full description of the benefits that will result from the combination with Industries.  The testimony of Mark T. Maassel, Vice President of NIPSCO Management Services

   Company,  describes Industries' corporate structure, its vision and goals, how Industries will manage Bay State in the future, and also describes certain financial considerations and the benefits that will result from the combination with Industries.

        9.   A key feature of the merger proposal is a proposed five year base rate freeze, subject to certain conditions, which would take effect on November 1, 1999, when Bay State's existing rate plan expires.  The proposed rate plan is dependent upon favorable action by the Department approving the merger in the form presented to it.

        10.  The Merger Agreement was unanimously approved by Bay State's

   Board of Directors at a meeting duly convened for that purpose on

   December 17, 1998.

        11.  The Merger will be submitted to the shareholders of Bay

   State for their approval at a Special Meeting in Lieu of Annual

   Meeting to be held in April, 1998.  Copies of the Joint Proxy

   Statement/Prospectus will be made available to the Department when it is provided to the shareholders of the companies.  Approval of the

   Merger will require the affirmative vote, in person or by proxy, of two-thirds of the outstanding shares of Bay State's common stock.

        12.  The Merger will permit Bay State to provide better and more efficient service to its customers in its franchise territories than would otherwise be possible, and is consistent with the public interest.

        13.  The Merger will require the addition of NIPSCO Capital

   Markets, Inc. as a party to the debt pooling agreement between Bay

   State, Northern and Granite State Gas Transmission, Inc., Bay State's

   interstate pipeline subsidiary.



                              PRAYER FOR RELIEF

        WHEREFORE, Petitioners request that the Department:

        FIRST:  Notify the SEC of the Department's support for the

   Preferred Merger as soon as possible;

        SECOND:  Determine that the Preferred Merger of Bay State and

   Acquisition and the Alternate Merger of Bay State and Northern Indiana

   are consistent with the public interest, and that both structures are authorized, approved and allowed pursuant to M.G.L. c. 164, Section

   96;

        THIRD:  Determine that the proposed issuance of 100 shares of

   Acquisition common stock, $1.00 par value to Industries is reasonably necessary for the purposes stated, is consistent with the public interest under M.G.L. c. 164, Section 14, and is approved;

        FOURTH:  Determine that Bay State is authorized to amend the debt pooling agreement upon consummation of the Merger to join NIPSCO

   Capital Markets, Inc. as a signatory to the Agreement, pursuant to

   M.G.L. c. 164, Section 17A;

        FIFTH:  Determine that Northern Indiana is authorized to engage in the business of a gas company, pursuant to M.G.L. c. 164,

   Section 8A(a), because it is a combined gas and electric company in

   Indiana;

        SIXTH:  Determine that the Rate Plan is just and reasonable,

   consistent with the public interest and is approved pursuant to M.G.L.

   c. 164, Section 94; and

        SEVENTH:  Grant such further relief as the Department may deem lawful and just.

                                           Respectfully submitted,

                                           BAY STATE GAS COMPANY
                                           By its attorneys,


                                           ______________________________
                                           Paul K. Connolly, Jr.
                                           Paul B. Dexter,
                                           Meabh Purcell
                                           LEBOEUF, LAMB, GREENE
                                             & MACRAE, L.L.P.
                                           260 Franklin Street,
                                           23rd Floor
                                           Boston, Massachusetts  02110
                                           (617) 439-9500


                                           NIPSCO ACQUISITION COMPANY
                                           By its attorneys,


                                           ______________________________
                                           David T. Doot
                                           Robert P. Knickerbocker, Jr.
                                           DAY, BERRY & HOWARD
                                           City Place I
                                           Hartford, Connecticut  06103
                                           (860) 275-0100

   Dated:  March 20, 1998

                                                                EXHIBIT A


                        COMMONWEALTH OF MASSACHUSETTS

                 DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY



                               D.T.E. 98-____












                    DIRECT TESTIMONY OF JAMES D. SIMPSON

                     ON BEHALF OF BAY STATE GAS COMPANY






                               March 20, 1998

                              TABLE OF CONTENTS

                                                                     Page
                                                                     ----

   I.        Introduction  . . . . . . . . . . . . . . . . . . . . . .  1

   II.       Summary of Recommendations and Proposed Findings  . . . .  3

   III.      Overview of the Proposed Merger   . . . . . . . . . . . .  5

   IV.       Background and Events Leading to the Proposed Merger  . .  7

   V.        The Merger with Industries  . . . . . . . . . . . . . . . 13

   VI.       Merger Rate Plan Proposal . . . . . . . . . . . . . . . . 16

   VII.      The Merger Is Consistent with the Public Interest . . . . 21

   VIII.     The Alternative Corporate Structures and Impact on the
             Utility Segment . . . . . . . . . . . . . . . . . . . . . 28

   IX.       Conclusion  . . . . . . . . . . . . . . . . . . . . . . . 31



   SCHEDULES


   JDS-1          Massachusetts Rate Comparison

 1                                                COMMONWEALTH OF MASSACHUSETTS
 2
 3                                         DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY
 4
 5                                             DIRECT TESTIMONY OF JAMES D. SIMPSON
 6
 7
 8    I.      INTRODUCTION
 9
10    Q.      Please state your name and business address.
11    A.      My name is James D. Simpson; my business address is 300 Friberg Parkway,
12            Westboro, Massachusetts  01581-5039.
13
14    Q.      Please describe your current position and responsibilities.
15    A.      I am Senior Vice President and Leader of the Utility Segment for Bay State Gas
16            Company ("Bay State" or the "Company").  The Utility Segment is comprised of
17            the regulated local distribution businesses, which serve approximately 306,000
18            customers in Massachusetts, New Hampshire and Maine for Bay State and its
19            subsidiary, Northern Utilities, Inc. ("Northern"), as well as Granite State Gas
20            Transmission, Inc. ("Granite"), an interstate natural gas pipeline company.  Bay
21            State, including Northern, is the largest gas distribution company in New England
22            in terms of geographic service area and the second largest in terms of overall
23            throughput. I am responsible for all processes associated with serving Bay State's
24            utility customers, including Customer Services Delivery; System Maintenance and
25            Construction; Gas Control; Regulatory, Pricing and Cost Management; Business
26            Improvements; and Utility Segment Culture.
27
28    Q.      Please describe your prior work experience and educational background.
29    A.      I have been employed by Bay State since 1982 and have held various positions,
30            primarily in the rates and regulatory affairs area.  Prior to assuming my current
31            position in 1996, I was Vice President of Pricing Services.  Before joining the
32            Company, I was Director of the Rates and Research Division of the Massachusetts
                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 2 of 32



 1            Department of Public Utilities, the predecessor agency to the Department of
 2            Telecommunications and Energy.  I have a B.A. degree in Economics from the
 3            University of Minnesota and an M.S. degree in Economics from the University of
 4            Wisconsin.
 5
 6    Q.      Have you previously testified before any regulatory agencies?
 7    A.      Yes, I have testified before the Massachusetts Department of Telecommunications
 8            and Energy (the "Department"), the New Hampshire Public Utilities Commission,
 9            the Maine Public Utilities Commission, the Federal Energy Regulatory
10            Commission (the "FERC") and the Wisconsin Public Service Commission.
11
12    Q.      What is the purpose of your testimony?
13    A.      The purpose of my testimony is to describe the proposed Agreement and Plan of
14            Merger (the "Merger Agreement"), by and between Bay State and NIPSCO
15            Industries, Inc. ("Industries"), as it relates to the Utility Segment.  The Merger
16            Agreement is attached to the testimony of Mr. Mark T. Maassel, who is providing
17            testimony on behalf of Industries, as Schedule MTM-4.  I will demonstrate that the
18            proposed merger is consistent with the public interest and should be approved by
19            the Department.  I will also present a proposed rate plan, which includes a five-
20            year base rate freeze starting in 1999, and indicate how this rate plan proposal is
21            made possible by the merger and assures that customers receive benefits provided
22            by the merger.
23
24            I will also explain why a merger with Industries is a critical next step in the
25            progression of Utility Segment actions in response to the challenges and
26            opportunities created by the rapidly evolving natural gas marketplace.  In the past
27            two years, the Utility Segment has designed and implemented several major
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 1            initiatives that provide a platform for this transaction by significantly expanding
 2            choice to our customers, by reducing costs to serve our customers as a result of
 3            aggressive cost management measures, and through a radical reorganization and
 4            restructuring of the Company.  The merger will build upon this foundation and
 5            enable Bay State to grow its business and expand its service offerings to meet the
 6            demands of customers in the new market environment.
 7
 8            Finally, I will describe the post-merger corporate structure, and the impact on
 9            ongoing Utility Segment operations.
10
11    Q.      Will the Company present any other witnesses in support of the merger?
12    A.      Yes, as I have mentioned, Mr. Mark T. Maassel, Vice President of NIPSCO
13            Industries Management Services Company, will describe Industries' corporate
14            organizational structure; its vision and goals; the financial aspects of the
15            transaction, including the acquisition premium; and how Industries will manage the
16            Company in the future.  Mr. Maassel will also provide Industries' perspective
17            concerning the impact of this merger on Industries, the Utility Segment s
18            customers and employees, and the Company's shareholders.
19
20     II.    SUMMARY OF RECOMMENDATIONS AND PROPOSED FINDINGS
21
22     Q.     What finding is Bay State seeking from the Department in this proceeding?
23     A.     First and foremost, Bay State asks that the Department find that the merger as
24            proposed with Industries is consistent with the public interest.  In addition, Bay
25            State respectfully requests that the Department formally advise the Securities and
26            Exchange Commission (the "SEC"), as soon as possible, of its preference
27            regarding the post-merger corporate structure, as discussed later in my testimony.
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 1            Finally, we also request that the Department issue an order no later than July 31,
 2            1998, approving the merger and affirming its preference for the post-merger
 3            corporate structure.
 4
 5    Q.      Why is it important for the Department to approve the merger no later than
 6            July 31, 1998?
 7    A.      We have requested a final order from the Department no later than July 31, 1998,
 8            in order to allow consummation of the merger by September 30, 1998, which is the
 9            close of Bay State's fiscal year.  Because of the benefits of the merger, Bay State
10            would like to complete the merger as soon as possible.  In addition, if the
11            transaction closes after September 30, 1998, the Company will have to incur
12            additional legal and auditing expenses to do a "stub" period report to the SEC for
13            the period between September 30, 1998 and the close of the transaction.
14
15            In addition to the Department, the merger must be approved by the Company s
16            shareholders, the SEC, the Maine Public Utilities Commission and the New
17            Hampshire Public Utilities Commission.  Further, EnergyExpress{TM}, an affiliate of
18            Bay State, has a FERC tariff for the sale of electricity at wholesale.  As a result,
19            appropriate action by the FERC must be obtained.  The SEC will wait for all other
20            approvals before issuing its decision.  Based on these factors, we have committed
21            to the following schedule:
22
23                             APRIL, 1998:  Bay State shareholder approval (Bay
24                             State will inform the Department immediately upon
25                             approval of the merger by its shareholders);
26
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 1                             AS SOON AS PRACTICAL:  the Department and other
 2                             state regulatory agencies each provide a preliminary
 3                             indication to the SEC that they support the preferred
 4                             merger structure;
 5
 6                             JULY 15, 1998:  the New Hampshire and Maine
 7                             Public Utilities Commissions issue their orders
 8                             approving the merger;
 9
10                             JULY 31, 1998:   the FERC approves
11                             EnergyExpress' "power broker" application;
12
13                             SEPTEMBER 15, 1998:  the SEC approves the
14                             merger; and
15
16                             SEPTEMBER 30, 1998:  Bay State and Industries
17                             close the merger.
18
19    III.    OVERVIEW OF THE PROPOSED MERGER
20
21    Q.      Please describe the proposed merger transaction.
22    A.      Under the terms of the Merger Agreement, Industries will acquire all of the
23            common stock of the Company in a stock-for-stock transaction with an option for
24            Bay State shareholders to receive some or all payment in cash.  From a corporate
25            perspective, under the preferred form of the merger, Bay State will merge with an
26            acquisition subsidiary created by Industries to effectuate the transaction, which will
27            result in Bay State becoming a direct subsidiary of Industries.  Alternatively, if the
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                                                                                           James D. Simpson
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 1            SEC does not allow the preferred form of the transaction, Bay State will merge
 2            with Northern Indiana Public Service Company ("Northern Indiana"), the largest
 3            public utility of Industries.
 4
 5            Under both forms of the merger, Industries will acquire both the regulated and
 6            unregulated businesses of Bay State.  The regulated businesses comprise the Utility
 7            Segment and include:
 8
 9                     BAY STATE GAS COMPANY, a local distribution company ("LDC") serving
10                     approximately 261,000 Massachusetts customers, regulated by the
11                     Department;
12
13                     NORTHERN UTILITIES, INC., a local distribution company serving
14                     approximately 45,000 Maine and New Hampshire customers, regulated by
15                     the Maine and New Hampshire Public Utilities Commissions; and
16
17                     GRANITE STATE GAS TRANSMISSION, INC. ("Granite"), an interstate pipeline
18                     company which is regulated by the FERC.  Bay State's project
19                     development interests, including those in the Portland Natural Gas
20                     Transportation System ("PNGTS") and Wells LNG projects, are part of
21                     Granite.
22
23            Shortly after the close of the transaction under the preferred structure, Bay State
24            will transfer Northern and Granite to Industries so that Northern and Granite
25            become direct subsidiaries of Industries.  Bay State's unregulated affiliates,
26            EnergyUSA{TM} and EnergyExpress, which are presently subsidiaries of Granite,
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 1            after the close of the transaction will be combined with Industries' unregulated
 2            operations.
 3
 4    IV.     BACKGROUND AND EVENTS LEADING TO THE PROPOSED MERGER
 5
 6    Q.      What steps has Company taken to meet the challenges and opportunities presented
 7            by the deregulation of the gas industry?
 8    A.      Beginning in the fall of 1995, Bay State conducted a three-month "Accelerated
 9            Transition" visioning and high-level strategy project.  The purpose of Accelerated
10            Transition was to establish the Company's direction during a period of rapid
11            industry change and anticipated deregulation.  The Accelerated Transition efforts,
12            which have been refined and expanded upon over the past two years of learning,
13            led senior management to conclude that greater scale would be essential to
14            achieving our corporate vision and to providing industry-leading customer service
15            as the natural gas industry becomes increasingly deregulated and competitive.
16            Moreover, our experience with Customer Choice,(1) customer service, growth and
17            cost management initiatives has demonstrated how challenging it is for a company
18            of our size to implement radical change and how much our future progress will be
19            aided by the resources of a much larger organization.
20
21            A key element of Accelerated Transition was the restructuring of the Company
22            into the regulated Utility Segment and unregulated EnergyUSA entities, and the
23            reorganization of the Utility Segment into key business processes.  This
24            organizational structure will remain in place after the proposed merger is
25            approved.

____________________________

      (1)     We refer to system unbundling as Customer Choice.
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 1    Q.      Please describe the Utility Segment's vision and objectives.
 2    A.      Bay State's overall vision is that deregulation of the gas industry is creating
 3            unprecedented opportunities for greatly expanded marketing efforts, lower prices,
 4            and more products and services, all of which result in the potential for a significant
 5            acceleration in growth.  For the Utility Segment to succeed in this environment,
 6            our focus must be on achieving industry leadership in growth, customer service,
 7            and cost management.  The Utility Segment must create a competitive advantage
 8            in the way we design and implement system unbundling, process redesign,
 9            including technology enhancements, culture change, and marketing programs,
10            including market research and development of new products and services.  In this
11            changing environment, we must also continue to operate our system in a manner
12            that will enable us to provide the highest levels of reliability and safety.
13
14    Q.      Please describe the Utility Segment's efforts to achieve its growth objectives.
15    A.      The Utility Segment is pursuing a strategy of accelerating our rate of growth by
16            delivering more choices, introducing more products and services to more
17            customers, and improving the Customer Services Delivery process through
18            technology and process enhancements.  The growth in revenues attributable to
19            these efforts will enable the Utility Segment to keep rates to our customers as low
20            as possible.  Bay State, like many LDCs in New England, has a relatively
21            undersaturated market compared with the rest of the nation.  There are
22            approximately 109,000  potential customers that are located along our distribution
23            system in Massachusetts who do not currently use natural gas.  There are also
24            approximately 35,000 low-use customers in Massachusetts who can be cost-
25            effectively converted to natural gas heating and other end uses.  All of the projects
26            that will be bringing new gas supply capacity into New England will give us the
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 1            opportunity to aggressively add load through traditional methods and through
 2            marketing alliances.
 3
 4            Our growth potential has been enhanced by organizing around business processes.
 5            All activities that involve some aspect of serving our customers are grouped
 6            together in the Customer Services Delivery process.  A particular example of our
 7            growth-oriented reorganization in the Customer Services Delivery process was
 8            combining the sales and customer connect activities to ensure that new customers
 9            are served effectively and efficiently.  Our growth potential has also been enhanced
10            by a heightened focus on marketing activities and by recruiting new marketing
11            employees from outside the utility industry.  Finally, our growth orientation has
12            been enhanced by our Customer Choice initiatives and the creation of a new
13            Marketer Services subprocess designed to make the Utility Segment's Customer
14            Choice initiatives more attractive to high quality marketers.
15
16    Q.      Please describe the Utility Segment's efforts to achieve its customer service
17            objectives.
18    A.      As I have already discussed, our Customer Choice initiatives are critical elements
19            in our growth focus.  Customer Choice is also key to achieving our customer
20            service objectives.  Through our Customer Choice efforts, we can offer customers
21            the opportunities to save on their gas costs and to obtain other products and
22            services from marketers.  Working with retail marketers as trade allies allows us to
23            increase our growth rate by cost-effectively leveraging our marketing efforts and
24            increasing our existing and potential customers' awareness of the benefits of
25            natural gas.
26
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 1            The Utility Segment has plans, which are in different stages of development and
 2            implementation, to improve customer service through the introduction of new
 3            products and services, and the development of new processes and technologies.
 4            The major customer service process and technology initiatives include our mobile
 5            data project, which involves installing networked laptop computers in all service
 6            vehicles and implementation of new call center technologies and processes, E.G.,
 7            web site accessible customer information, an Integrated Voice Response system
 8            and call center process redesign.
 9
10    Q.      Please describe the Utility Segment's Customer Choice efforts.
11    A.      The Utility Segment's ongoing commitment to leadership in Customer Choice is
12            well-known in New England and is recognized nationally.  We began to develop
13            our approach to Customer Choice in Massachusetts in 1996 through the Pioneer
14            Valley Customer Choice residential pilot program.  As a result of this
15            collaboratively designed program, ten retail marketers competed and won the right
16            to serve up to 10,000 of our 80,000 customers in the Company's Springfield,
17            Massachusetts field location.  The enrollment period was closed at the beginning of
18            the 1996/97 winter season with 6,500 customers enrolled.  An enhanced program,
19            Choice Advantage from Bay State, was implemented in August 1997.  As of
20            March 1, 1998, approximately 24,000 residential and 3,300 small commercial and
21            industrial customers have elected to purchase their natural gas commodity from a
22            retail marketer.  We estimate that each of these customers is realizing 7-13% gas
23            cost savings and receiving other benefits from a competitive marketplace.
24
25            While we have proven that customer choice can work, we have also learned a
26            great deal from working collaboratively with stakeholders to design and implement
27            this program. The pilot learning experience strongly indicates that the vast majority
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 1            of customers, including a significant share of customers that have not yet elected
 2            an alternative supplier, view choice very positively.  Moreover, our market
 3            research indicates that the customers that have taken advantage of choice to date
 4            are extremely satisfied with their participation in the program.  We continue to
 5            work with the Department and other interested stakeholders toward a goal to
 6            implement a customer choice program for all of our customers this year.   Enlisting
 7            competitive retail suppliers as trade allies is a core component of delivering
 8            additional products and services to our customers.
 9
10    Q.      Please describe the Utility Segment's efforts to meet its cost management goals.
11    A.      Our cost management efforts are producing substantial efficiency improvements
12            through initiatives to redesign business processes and through the implementation
13            of a more streamlined and effective organization.  The major initiatives that are key
14            to our cost management focus include a new customer information system, supply
15            chain redesign in the areas of construction and restoration, warehouse/inventory
16            and fleet management, the mobile data project, and the new call center
17            technologies and process improvements in services delivery.  Each of these efforts
18            is substantial in its own right and, considered together, they are the product of a
19            company committed to achieving maximum efficiency in overall operations and
20            high customer service levels.
21
22    Q.      Have your cost management initiatives been successful?
23    A.      Yes.  Schedule JDS-1 attached to my testimony demonstrates how our cost
24            management initiatives have contributed to lower rates for our customers.
25
26
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 1    Q.      What challenges does the Utility Segment face in furthering its vision?
 2    A.      Periods of rapid transition in any industry present both challenges and
 3            opportunities.  Our vision and the initiatives that we have implemented so far
 4            position the Utility Segment to successfully capitalize on these opportunities and
 5            provide the maximum benefits of a restructured industry to our customers,
 6            shareholders and employees.  However, there are still significant challenges to
 7            achieving the Utility Segment's growth, customer service and cost management
 8            objectives.
 9
10            Continuing to grow in an under-saturated service territory and taking advantage of
11            new growth opportunities will require substantial capital investments.  Over the
12            past three years, the Utility Segment has invested more than $90 million in system
13            growth and replacement.  Of that amount, approximately $60 million has been
14            expended in Massachusetts, which level of investment represents a 20% growth in
15            Massachusetts rate base over this period.  In the foreseeable future, Utility
16            Segment investment in Massachusetts for growth and replacement will continue to
17            be significant; we will benefit from the financial support of a strong parent to meet
18            these needs.
19
20            In addition, the Utility Segment's experience to date with initiatives to unbundle,
21            redesign processes, change culture and enhance marketing capabilities has
22            demonstrated how difficult it is for the Utility Segment, acting alone, to achieve its
23            objectives.  Scale, such as would result from a merger, would greatly improve the
24            Utility Segment's ability to realize our vision.  Scale reduces the costs and risks of
25            developing new systems and processes by spreading the costs over a larger
26            customer base.  Scale also provides a wider and deeper pool of management and

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 1            technical resources from which to draw in designing, developing and implementing
 2            initiatives.
 3
 4    V.      THE MERGER WITH INDUSTRIES
 5
 6    Q.      Does the merger with Industries create the means by which the Utility Segment
 7            can realize the opportunities and address the challenges previously discussed?
 8    A.      Yes, it does.  We have created a strategic merger with Industries which will help in
 9            realizing the opportunities and addressing the challenges.
10
11    Q.      Why do you refer to this combination as a "strategic merger."
12    A.      This is a strategic merger because the vision of both Industries and the Company is
13            to create a merged entity that will provide the Utility Segment, as a free standing
14            business unit, with the financial strength to expand its systems and provide a broad
15            range of high quality, competitively priced products and services to its customers
16            in a restructured energy industry.  The strategic merger with Industries places a
17            strong emphasis on leveraging the Company's vision, strategy, processes,
18            management and workforce capabilities to take advantage of attractive
19            opportunities in New England for business growth and expansion.
20
21            As further explained by Mr. Maassel, Industries did not desire a combination with
22            a company that would require employee reductions in order to generate lower
23            costs and short-term earnings.  Rather, Industries plans to harness the talents of
24            the Company and their own skilled work force to grow the Company.  Industries
25            and the Company envision that new demands will be placed on utilities by retail
26            customers and competitive suppliers, which require a combination of significant
27            scale and an engaged and creative workforce to satisfy those demands effectively.
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 1
 2    Q.      Why is Industries an attractive partner for the Company?
 3    A.      There are a number of reasons why Industries is an attractive partner for the
 4            Company.  The merger will result in a combination of complementary companies
 5            with comparable visions, business approaches and cultures that will be positioned
 6            for success in a rapidly changing industry.  Achieving the future financial success
 7            associated with the Company's vision requires combining with an entity that
 8            represents a good cultural match.  The ability to retain our culture, including the
 9            emphasis on continued learning and working collaboratively with stakeholders
10            within and beyond the boundaries of the corporation, is particularly important to
11            the Company and was an explicit criterion in the Company's search for a merger
12            candidate.
13
14            Industries' financial strength will enhance the Utility Segment's ability to invest
15            in the infrastructure necessary to take advantage of the opportunities to expand the
16            use of natural gas in New England.  While Bay State's investments have been
17            significant and are presently outstripping the cash generated from ongoing
18            operations, Industries is currently generating cash in excess to investment
19            demands.  For example, in 1997 Industries generated cash from operating activities
20            after dividends that was almost $100 million more than its construction
21            requirements.
22
23            The scale achieved through the merger is also important.   The merged company
24            will be the largest LDC in New England and the tenth largest LDC in the U.S. with
25            approximately one million retail gas customers as well as an additional 400,000
26            electric customers.
27
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 1            The Industries merger provides us with the ability to develop and implement new
 2            systems and processes more effectively, including those associated with Customer
 3            Choice.  Many of the costs associated with these investments do not increase
 4            proportionately with the size of an LDC's customer base.  Therefore, opportunities
 5            to undertake these efforts jointly may result in development efficiencies.  While we
 6            have aggressively pursued opportunities to capture scale economies through
 7            alliances and intend to continue to do so, the merger with Industries is a more
 8            effective approach given the effort required to identify, develop and maintain less
 9            formal relationships.
10
11            Finally, the merged entity will have a larger and more diverse gas supply and
12            capacity portfolio, enabling it to take advantage of increased integration in North
13            American wholesale gas markets as well as the diversity in weather patterns
14            between the Midwest and New England markets.  The merged company will be
15            able to capitalize on opportunities in a changing marketplace including those made
16            possible by common sources of supply, common transportation paths, and by the
17            further development of regional trading centers or "market hubs."
18
19    Q.      How is Bay State's Massachusetts operation currently financed?
20    A.      Bay State currently finances its long-term debt through issuances of notes and has
21            long term debt totaling $188.5 million.  Bay State raises short-term debt through
22            the use of commercial paper, as well as bank lines of credit.  Short term debt for
23            Bay State's corporate family is pooled through a debt pooling agreement between
24            itself, Northern and Granite.  Bay State's equity consists of receipts from the sale
25            of common stock to investors and the accumulation of retained earnings from prior
26            years' operations.
27
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 1    Q.      How does Bay State expect to finance its operations after the merger has been
 2            completed?
 3    A.      Bay State will continue to maintain the financial options it currently uses to raise
 4            capital.  However, after the merger, Bay State will have the flexibility to pursue
 5            additional financial alternatives to raise capital and will have the scale of being a
 6            subsidiary of a much larger corporation.  As a member of the Industries' corporate
 7            family, Bay State will have additional options such as a financing package for all
 8            Industries' subsidiaries or a package which provides financing only for the
 9            regulated utilities within Industries.
10
11    VI.     MERGER RATE PLAN PROPOSAL
12
13    Q.      Please describe Bay State's existing rate plan.
14    A.      The Department approved Bay State's existing two year rate plan on
15            December 31, 1997.  Under the terms of this plan, Bay State will recover up to
16            $1.8 million per year in distribution-related safety and compliance costs and up to
17            $0.8 million per year in specified outside service expenses associated with the
18            Company's Customer Choice initiatives.  Under the plan, Bay State must meet
19            specified service quality targets or be subject to significant penalties.  In addition,
20            the plan provides for a 50/50 sharing between customers and shareholders of any
21            earnings above Bay State's 11.4% allowed rate of return on common equity up to
22            15.4%.  Recovery of corporate restructuring costs was not provided for in the rate
23            plan.  Importantly, however, in the earnings sharing mechanism, Bay State is
24            permitted to recognize a three-year amortization of its restructuring costs at
25            approximately $3.7 million per year.
26
27
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 1            Q.       Please describe Bay State's proposed merger rate plan.
 2            A.       The Company is proposing a five-year rate plan, beginning on November 1, 1999
 3                     and continuing until October 31, 2004, which is designed around a general base
 4                     rate freeze at the level in effect at the conclusion of the existing rate plan.  Bay
 5                     State would retain flexibility to implement rate design changes that are applied on a
 6                     revenue neutral basis if approved by the Department during this period.  This
 7                     proposed rate freeze will not apply to the Cost of Gas Adjustment Clause
 8                     ("CGAC") or the Distribution Adjustment Cost Clause ("DACC"), including any
 9                     distribution of capacity costs that may be approved for recovery through the
10                     CGAC or the DACC as a result of unbundling and associated  approaches to
11                     capacity assignment.  A five-year rate freeze commitment represents significant
12                     risk from the Company's perspective and this uncertainty must be balanced by
13                     modifying the existing earnings sharing mechanism and allowing adjustments for
14                     changes in the exogenous factors, which I describe later.
15
16                     As a second major element of the proposed rate plan, Bay State proposes to
17                     implement an earnings sharing mechanism similar to that approved by the
18                     Department in conjunction with a five-year rate plan for Boston Gas Company in
19                     DPU 96-150 (Phase I).  That mechanism set a 400 basis point deadband on either
20                     side of the authorized rate of return on common equity.  Earnings above or below
21                     the deadband are shared 75%/25% between shareholders and customers,
22                     respectively.  In Bay State's proposal, the deadband ranges from 7.4% to 15.4%,
23                     with 75%/25% shareholder/customer sharing outside this deadband.
24
25                     Bay State proposes that the amortization of the acquisition premium related to this
26                     merger be included in the earnings calculation for purposes of earnings sharing.
27                     By agreeing to acquire Bay State's stock and proposing a five year rate freeze,
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 1            Industries is assuming substantially all of the earnings risk associated with this
 2            transaction.   As explained by Mr. Maassel, Bay State is not presently seeking
 3            recovery of the acquisition premium as part of the base rates to be paid by
 4            customers during the period of the rate freeze.  However, the acquisition    premium
 5            should be reflected in the earnings sharing calculation during the period of the rate
 6            freeze as a reasonable allocation of benefits and risks associated with the
 7            transaction.
 8
 9            Also, in the merger rate plan, Bay State proposes to eliminate the weather
10            normalization component of the existing earnings sharing mechanism.  Weather
11            normalizing earnings within a sharing mechanism unreasonably magnifies the
12            weather risk to which shareholders and customers are already exposed and
13            interferes with the Company's ability to manage its business.  Under the current
14            earnings sharing mechanism, the Company is providing a credit to customers in a
15            year in which earnings suffered as a result of warmer-than-normal weather.  The
16            opposite could have occurred, however, in that customers could have foregone
17            revenue credits under circumstances when the Company's earnings were enhanced
18            by colder-than-normal weather.
19
20            As the final major element of the proposed rate plan, upon termination of the
21            approved two-year rate plan, Bay State will propose refinements to the quality of
22            service measures and targets contained in the current rate plan and will consider
23            establishing associated penalties and rewards.  The details of the service quality
24            measures, targets, penalties and rewards will be developed after the merger
25            approval, but prior to the expiration of the current rate plan in October 1999.
26            Industry transition and associated changes in customer behavior during this period
27            will undoubtedly make the existing service quality parameters out-of-date.
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 1                     Further, this is consistent with the commitments contained in the current two year
 2                     rate plan settlement associated with service quality data collection and with future
 3                     changes to the service quality measures and targets.
 4
 5                     Because the service quality parameters will not be established until 1999, Bay
 6                     State bears significant risk if these parameter are established so as to cause
 7                     significant cost increases to Bay State.  Accordingly, Bay State requests the
 8                     opportunity to seek a rate increase if it projects that compliance with the new
 9                     parameters will cause Bay State to incur an annual revenue requirement increase of
10                     $500,000 or greater.
11
12            Q.       You mentioned that the rate plan should allow for changes in certain exogenous
13                     factors.  Please describe these factors.
14            A.       Because of the length of the proposed rate freeze, Bay State believes that the plan
15                     must embody flexibility to account for significant changes that affect the regulated
16                     local gas distribution industry in the following exogenous factors, which are
17                     included in Bay State's current rate plan:
18
19                     -       Changes in tax laws, including any change in the federal or state corporate
20                             income tax rate which affect the earnings of gas utilities;
21                     -       Changes in accounting policies, including changes in Financial Accounting
22                             Standards Board and Emerging Issues Task Force practices, which affect
23                             the earnings of gas utilities; and
24                     -       Regulatory, judicial or legislative changes.
25

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 1                     Bay State requests authority to adjust rates to reflect the annual impact of changes
 2                     in these factors in any year in which the changes will have a known and measurable
 3                     annual revenue requirement impact of $500,000 or greater.
 4
 5                     In addition, because of the length of the rate freeze, Bay State reserves the right to
 6                     terminate the rate plan in the event that the rate of inflation increases, significantly
 7                     compared to current experience, which we define here as the GDP-PI being 6 % or
 8                     higher over any 12 month period.
 9
10            Q.       What ongoing regulatory review will be required under the proposed rate plan?
11            A.       Bay State anticipates making annual compliance filings to report the updated
12                     earnings sharing calculation.  The first such filing will be made for effect on
13                     November 1, 2000.  Even if no changes in rates would result from the earnings
14                     sharing mechanism, the Company will make a compliance filing to demonstrate
15                     that rates do not need to be adjusted and to report on quality of service measures.
16                     In addition, any penalties or rewards associated with service quality will be
17                     reflected in the annual compliance filings.
18
19            Q.       Is the proposed rate plan contingent on the approval of the merger as proposed?
20            A.       Yes.  In addition, Bay State and Industries reserve the right to reject the rate plan
21                     and not proceed with the merger if conditions imposed by the Department make
22                     either the rate plan or the merger unacceptable.  The Merger Agreement between
23                     Bay State and Industries provides for "outs" due to an unacceptable outcome
24                     associated with the regulatory review process.
25
26

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 21 of 32



 1            Q.       How will the merger be recorded for accounting purposes?
 2            A.       There are two different accounting methods used when companies merge:  pooling
 3                     accounting and purchase  accounting.  Purchase accounting will be used to record
 4                     this transaction and will result in an acquisition premium that will be recorded on
 5                     the books of Bay State, consistent with regulatory accounting practices.  This
 6                     acquisition premium is expected to be amortized over 40 years.
 7
 8            Q.       How will the acquisition premium be treated by Industries?
 9            A.       As Mr. Maassel testifies, Bay State is not seeking recovery of the acquisition
10                     premium at this time.  However, we request the Department to include in its
11                     approval of this transaction a finding that Bay State may seek recovery of the
12                     annual amortization of the acquisition premium expense in future rate proceedings
13                     to the extent offset by demonstrable merger-related savings.
14
15            VII.     THE MERGER IS CONSISTENT WITH THE PUBLIC INTEREST
16
17            Q.       Please describe the standard that you expect the Department to apply in its review
18                     of the proposed merger transaction.
19            A.       My understanding is that the Department should approve the transaction if it finds
20                     that the proposed merger is consistent with the public interest.  This has been
21                     interpreted to mean that, on balance, customers are not harmed by the transaction.
22
23            Q.       Please explain why the Bay State/Industries merger is in the public interest.
24            A.       First, I believe this merger provides only benefits for Bay State's customers and no
25                     detriments.  Bay State will remain as a separate and distinct business entity and
26                     each of Bay State's field locations will operate as they have in the past.  The
27                     Department will have the same jurisdiction over Bay State as it does now.  The

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 22 of 32



 1            merged company will remain committed to Customer Choice, customer service,
 2            investing necessary capital to expand natural gas use in the region and maintaining
 3            distribution system safety and reliability.  Bay State will remain focused on the
 4            need to operate efficiently and manage costs in order to compete effectively with
 5            oil and to maintain acceptable earnings while rates are frozen.
 6
 7            The merger creates a company that will have the financial strength, capabilities,
 8            and direction that are absolutely necessary to provide customers with the services
 9            that will be required in a restructured natural gas industry.  Customers will also
10            derive significant benefits from the rate plan, including a five year general base rate
11            freeze, the sharing of efficiencies or growth that result from the merger, continued
12            commitment to quality of service parameters and by the continued efforts to
13            extend the benefits of customer choice to all of our customers.
14
15    Q.      Will the merger have an impact on Utility Segment's operations in Massachusetts?
16    A.      No, the Utility Segment operations will not be affected by the merger.  There are
17            currently plans unrelated to the merger for all Utility Segment call center
18            operations to be consolidated in the Springfield field location as a result of
19            business process improvements, but the quality of service for Massachusetts
20            customers will not be impacted.
21
22    Q.      Has Bay State quantified any opportunities and initiatives for savings as a result of
23            this merger?
24    A.      As previously discussed, the business motivation for this merger is centered around
25            the Company's growth opportunities rather than reducing costs by eliminating
26            duplicated positions.  For the past two years, the Utility Segment has aggressively
27            pursued cost management initiatives.  In addition, we expect some reduced costs

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 23 of 32



 1            associated with certain corporate functions, such as investor relations, shareholder
 2            services and directors' fees.  However, it is these savings and growth in system
 3            sales that will allow Bay State to commit to an extended rate freeze and at the
 4            same time offset the acquisition premium.  Additionally, Bay State believes that a
 5            properly designed earnings sharing mechanism will provide an incentive to the
 6            merged company to assess and aggressively pursue potential cost savings and to
 7            share those savings as they occur between customers and shareholders.
 8
 9    Q.      What opportunities for gas supply-related savings will result from the merger?
10    A.      After the merger there will be a formal relationship between the gas supply
11            operations of Bay State and Industries that will create potential opportunities to
12            capitalize on unique market conditions that may occur from time to time.  A closer
13            integration of the Bay State and Industries gas supply operations will better
14            position the combined companies to take advantage of operating economies and
15            efficiencies over time that will yield savings from coordinated planning and
16            management of the respective portfolios.
17
18            Due to the rapid changes in gas markets, it is difficult to predict the sources of
19            value which will arise in the future.  At the moment, both Bay State and Industries
20            purchase gas from the supply basins in the Texas-Louisiana area and hold capacity
21            on the Tennessee pipeline.  These common resources may present immediate
22            opportunities to benefit customers.  In the future, Bay State and Industries will
23            exploit market opportunities that develop as markets evolve.  We anticipate that
24            new projects and market structures, which will increase gas flowing to New
25            England  from the Midwest and Canada, will provide more options to create value
26            for Bay State customers.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 24 of 32



 1    Q.      Can you provide an example which illustrates Bay State's potential to capitalize on
 2            opportunities in the geographically separated wholesale markets in which the two
 3            companies participate?
 4
 5    A.      Yes.  A day that is colder than normal in Indiana and warmer than normal in
 6            Massachusetts, New Hampshire and Maine may present an opportunity for a
 7            transaction between the merger partners that produces additional value beyond
 8            what market participants that do not have a presence in both the Midwest and New
 9            England could produce.  On such a day, Bay State may have supplies available in
10            the Gulf Coast that can be delivered via its Tennessee capacity to Midwestern
11            Pipeline at an interconnect at Portland, Tennessee.  This supply could then be
12            delivered via Northern Indiana's Midwestern capacity to the Chicago market.  This
13            transaction may generate a premium for Bay State's excess supply due to the use
14            of the two companies' assets, and market information that would not be otherwise
15            available.  The benefits derived from opportunities such as this would flow to Bay
16            State's customers through the existing cost of gas adjustment clause.  Capitalizing
17            on market situations will be achieved with supply and capacity resources that are in
18            excess of either utility's core markets requirements at any given point in time.
19            Thus, these situations will be pursued with the merger partner only when there is
20            benefit from the transaction that is incremental to what other representative
21            transactions may have created.  Identification and pursuit of such opportunities will
22            be a priority.
23

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 25 of 32



 1    Q.      Please summarize the facts that show that the Bay State/Industries merger is
 2            consistent with the public interest.
 3    A.      These facts are summarized as follows:
 4            -        IMPACT ON RATES: Existing customers are assured substantial benefits
 5                     under the merger through the proposed rate plan.  Specifically,
 6                     customers will benefit from a five year general base rate freeze plus
 7                     earnings sharing during the five-year rate plan.  Without the merger, the
 8                     Utility Segment could not commit to a rate freeze beyond the current
 9                     two-year rate plan and therefore would not be able to provide its
10                     customers with this level of benefit.  In addition to these base rate
11                     benefits, customers will also benefit from any gas cost savings as Bay
12                     State and Industries pursue opportunities to enhance the utilization of
13                     their assets.  These savings will flow to Bay State's customers through
14                     the CGAC.
15
16            -        IMPACT ON QUALITY OF SERVICE: The proposed merger will allow the
17                     Utility Segment to enhance its capability to improve customer service
18                     through development of new products and services, deployment of new
19                     technologies and increased efficiency that will result from a shared
20                     emphasis on customer satisfaction.  Furthermore, the Company will
21                     reexamine its existing service quality parameters and, in 1999, will
22                     propose a service quality plan covering the five year period of the
23                     merger rate plan.
24
25            -        RESULTING NET SAVINGS: The focus of Bay State and Industries is a
26                     strategic combination to achieve growth.  Additionally, the earnings
27                     sharing mechanism in the rate plan provides customers a direct sharing

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 26 of 32



 1                     of benefits result from the merger, while offering customers significant
 2                     protection if growth is not achieved.  Through the CGAC, customers
 3                     will also realize gas supply related benefits that may result from the
 4                     merger.
 5
 6            -        IMPACT ON COMPETITION:  The merger of geographically diverse entities
 7                     will have no negative impact on competition.  More importantly,
 8                     however, the merged company is committed to Customer Choice and
 9                     working with marketers as trade allies to deliver enhanced benefits of
10                     competition to Utility Segment customers and throughout the region.
11                     Industries is committed to promoting competition throughout New
12                     England through the development of additional supplies which will
13                     benefit Bay State's customers.
14
15            -        FINANCIAL INTEGRITY OF BAY STATE/INDUSTRIES:  The merger will not
16                     adversely impact the financial integrity of Bay State.  Rather, the
17                     merger will provide Bay State additional options for financing its
18                     operations in the future under more favorable terms than it could secure
19                     on its own.  Indeed, Industries is aggressively seeking investment
20                     opportunities and views in New England as an attractive opportunity.
21
22            -        FAIRNESS OF THE DISTRIBUTION OF BENEFITS: The growth that will occur as
23                     a result of the merger is good for customers, shareholders and
24                     employees.  The rate plan appropriately balances the interests of
25                     Industries and Bay State's shareholders and customers.  Shareholders
26                     receive recognition of the acquisition premium in the earnings sharing
27                     mechanisms, but face the risk of earnings erosion due to the five year

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 27 of 32



 1                     rate freeze.  With the proposed earnings sharing mechanism,
 2                     shareholders and customers benefit from strong earnings.  Customers
 3                     receive the full benefit of any gas supply saving.  Finally, customers are
 4                     assured of receiving continued high levels of service as a result of the
 5                     service quality parameters that will be established.
 6
 7            -        SOCIAL IMPACT:  The Utility Segment does not anticipate that any job
 8                     losses will result from this merger, which is driven by strategic
 9                     considerations.  The Utility Segment's recently implemented
10                     restructuring and reorganization efforts resulted in lower costs, a
11                     reduced workforce and improved processes to serve customers.  The
12                     Utility Segment will continue with its plans to implement ongoing cost
13                     management initiatives as well as look for additional measures to
14                     increase efficiency.  Some of these initiatives may result in workforce
15                     reductions, however, these activities are driven by our focus on
16                     improving the efficiency and effectiveness of our processes and not by
17                     this transaction.
18
19                     The Utility Segment currently receives support services from the
20                     Corporate Finance, Information Services, Legal Services, Energy
21                     Ventures, Corporate Communications and the Culture Development
22                     groups.  Because this organizational structure has contributed
23                     significantly to the Utility Segment's success, we do not expect
24                     significant changes to that structure.
25
26            -        IMPACT ON ECONOMIC DEVELOPMENT: The merger will contribute to the
27                     Utility Segment's economic development efforts as a result of our

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 28 of 32



 1                     enhanced ability to invest in gas infrastructure, the rate freeze, potential
 2                     gas cost savings, and our continued focus on cost management and
 3                     providing new competitive products and services.
 4
 5            -        ALTERNATIVES TO MERGERS AND ACQUISITIONS:  We have actively
 6                     investigated alternatives to this merger, including alliances, and no
 7                     alternative delivers benefits of the same order of magnitude as the
 8                     proposed merger.  The financial combination of these two entities is
 9                     necessary to achieve all of the customer, employee and shareholder
10                     benefits associated with the combination.
11
12    VIII.   THE ALTERNATIVE CORPORATE STRUCTURES AND
13            IMPACT ON THE UTILITY SEGMENT
14
15    Q.      Please describe the alternative corporate structures for the transaction.
16    A.      The corporate structures affect the manner in which the regulated utility
17            businesses are incorporated into the existing Industries structure.  Specifically,
18            the combination can be structured in one of two ways:
19
20            (1)      PREFERRED MERGER STRUCTURE:  Bay State Gas and Northern Utilities
21                     would each become wholly-owned subsidiaries of Industries, an
22                     exempt utility holding company, and operate as stand-alone
23                     corporations while Granite and its subsidiaries would be placed with
24                     the FERC-regulated and the unregulated parts of Industries,
25                     respectively; or
26
27            (2)      ALTERNATIVE MERGER STRUCTURE:  Bay State and Northern Utilities
28                     would each merge into Northern Indiana, a distribution company

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 29 of 32



 1                     subsidiary of Industries, and operate as divisions of this subsidiary,
 2                     while Granite and its unregulated subsidiaries would be placed with the
 3                     FERC-regulated and the unregulated parts of Industries, respectively.
 4                     Thus, this alternative is identical to the preferred merger structure
 5                     except for the decision on where Bay State and Northern fit within
 6                     Industries' family.
 7
 8            Bay State and Industries strongly advocate the Preferred Merger Structure and
 9            respectfully urge the Department to inform the SEC that it also supports this
10            structure.  However, in the event that the SEC makes a determination as part of its
11            regulatory review that the Preferred Merger Structure would require Industries to
12            relinquish its exempt status, the companies will implement the Alternative Merger
13            Structure to complete the merger.  The Alternative Merger Structure does not
14            require SEC approval.  Bay State  is requesting that the Department approve the
15            merger under either of the two corporate structures.
16
17    Q.      What impact will the merger have on the Utility Segment under both of the
18            corporate structures?
19    A.      The Utility Segment will continue to operate much as it does today under either
20            structure.  Industries' management approach is very similar to Bay State's in this
21            regard.  The management structure under both of the alternative structures would
22            vary in order to accommodate the different affiliate relationships, but the
23            fundamental philosophy will not change.
24
25            Under the preferred structure, the Utility Segment's gas distribution businesses, i.e.
26            Bay State and Northern, as affiliates of Industries will be separate corporate
27            entities with their own Boards of Directors.  Under the alternative structure, Bay

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 30 of 32



 1            State and Northern's management structures will remain the same, however, there
 2            will not be separate Boards of Directors.
 3
 4            Today, the Utility Segment has broad decision-making authority and is held
 5            accountable for those decisions.  Bay State's management structure and
 6            process-based organizational structure will remain the same when the merger is
 7            finalized under either structure.
 8
 9    Q.      Why does the Company strongly advocate the Preferred Structure?
10    A.      We advocate for the first structure because it is "cleaner".   That is, Bay State and
11            Northern will continue to be separate corporations with their own books and
12            records and not divisions of Northern Indiana.  Bay State will enter into its own
13            contracts and have its own capital structure with the costs, benefits and risks of
14            those arrangements attributable more directly to Bay State.  Thus, the preferred
15            structure accommodates implementation of the desired ongoing accountability for
16            the Utility Segment in a more efficient manner.  Similarly, it also provides
17            somewhat simpler regulatoryoversight of the Utility Segment's jurisdictional
18            services.  As Mr. Maassel points out, the reason an alternative approach is being
19            considered is solely as a contingency measure to permit the merger if the SEC does
20            not act to timely approve the merger in a way that preserves Industries' current
21            status as an exempt holding company under the Public Utilities Holding Company
22            Act of 1935.
23
24    Q.      Will either structure have any impact on the ability of the Department to regulate
25            the Utility Segment operations?
26    A.      No.  Under either structure, the Department's role of regulating Bay State's rates,
27            service reliability and safety will remain  unchanged.  As I have previously

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 31 of 32



 1            indicated, the Utility Segment will continue to operate in much the same manner as
 2            it does today, governed by regional management and with the ability for continued
 3            review of financial and operational performance.  The Utility Segment will be
 4            responsive to the Department, as well as to the Public Utilities Commissions in
 5            New Hampshire and Maine, in addressing any concerns regarding regulatory
 6            oversight.  While neither structure diminishes the Department's ability to regulate
 7            the Utility Segment, Bay State requests that the Department indicate to the SEC,
 8            and affirm in its final order on the merger its support for the preferred merger
 9            structure.
10
11    IX.     CONCLUSION
12
13    Q.      Please summarize your recommendations.
14    A.      Bay State requests that the Department approve the merger and the approved rate
15            plan without condition and that the Department formally support the preferred
16            structure of the merger.  Such findings are supported by my testimony which
17            indicates that:
18            -        the merger, as proposed, is consistent with the public interest;
19            -        the merger will enable Bay State to expand its service offerings to meet the
20                     demands of the new market environment;
21            -        the merger will extend the benefits of preceding Company initiatives
22                     designed to offer choice to our customers, reduce costs, and improve
23                     customer service;
24            -        the merger is necessary to provide the financial strength necessary to take
25                     advantage of future growth opportunities; and
26            -        Bay State's operations will not be adversely affected by the merger under
27                     either the preferred or alternative structure.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 32 of 32



 1    Q.      Does this conclude your prepared direct testimony?
 2    A.      Yes, it does.
 3
 4
 5
 6
 7
 8
 9
10
11
12
13
14
15
16
17
18
19
20
21
22

/TABLE

                                     EXHIBIT B
                         COMMONWEALTH OF MASSACHUSETTS
                  DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY



                                   D.T.E. 98-_____













                         DIRECT TESTIMONY OF MARK T. MAASSEL
                         ON BEHALF OF NIPSCO INDUSTRIES, INC.






                                    March 20, 1998

                                  TABLE OF CONTENTS
                                                                          Page
                                                                          ----

        I.     Introduction . . . . . . . . . . . . . . . . . . . . . . . .  1

        II.    Purpose and Scope of Testimony . . . . . . . . . . . . . . .  2

        III.   Description of Industries' Corporate Family  . . . . . . . .  3

        IV.    Industries' Merger Objectives  . . . . . . . . . . . . . . .  7

        V.     Benefits from the Merger . . . . . . . . . . . . . . . . .   13

        VI.    Description of the Merger Transaction  . . . . . . . . . .   16

        VII.   Discussion of Acquisition Premium  . . . . . . . . . . . .   18

        VIII.  Conclusion . . . . . . . . . . . . . . . . . . . . . . . .   22



        Schedules

        MTM-1     Schematic Representation of Industries Corporate Family

        MTM-2     Annual Report

        MTM-3 Schematic Representation of Industries' Post-Merger Corporate Structure Under Both Preferred and Alternative Structures

        MTM-4     Merger Agreement


 1                                            COMMONWEALTH OF MASSACHUSETTS
 2                                     DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY
 3                                         DIRECT TESTIMONY OF MARK T. MAASSEL

 4
 5    I.      INTRODUCTION
 6    Q.      Please state your name and business address.
 7    A.      My name is Mark T. Maassel and my business address is 801 East 86th Avenue,
 8            Merrillville, IN 46410.
 9
10    Q.      Please describe your current position and responsibilities.
11    A.      I am a Vice President for NIPSCO Industries Management Services Company.  In this
12            role, I am the corporate officer within NIPSCO Industries, Inc. ("NIPSCO") having
13            direct responsibility for the proposed merger with Bay State Gas Company ("Bay State").
14
15    Q.      Please describe your background and prior experience.
16    A.      I have been an employee in the Industries corporate family since 1977.  Prior to
17            assuming my current position in 1997, I was Vice President of Marketing and Sales for
18            Industries.  In this role I was responsible for the promotion and sales of products of
19            Industries' subsidiaries.  Prior to that I was Vice President, Electric Service and Sales,
20            with responsibility for Northern Indiana Public Service Company's ("Northern Indiana")
21            electric transmission and distribution operations and for gas construction activities.  Prior
22            to that I served as Director of Northern Indiana's Central Region, where I was
23            responsible for gas and electric transmission and distribution operations, and previously

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 2 OF 24



 1            was Manager of Environmental Affairs.  I have a J.D. degree from IIT Chicago Kent
 2            College of Law and a B.S. in Civil Engineering from the University of Minnesota.
 3
 4    Q.      Have you previously testified before the Department or other regulatory agencies?
 5    A.      I have not previously testified before the Department, but I have presented testimony
 6            before the Indiana Utility Regulatory Commission and, in connection with the merger,
 7            will be presenting testimony before the Maine Public Utilities Commission and the New
 8            Hampshire Public Utilities Commission.
 9
10    II.     PURPOSE AND SCOPE OF TESTIMONY
11    Q.      What is the purpose of your testimony?
12    A.      The purpose of my testimony is to introduce Industries to the Department, offer
13            Industries' perspective on this transaction and provide some additional details about the
14            merger beyond those presented by James D. Simpson on behalf of Bay State.  I will also
15            describe how Industries plans to manage its new investment in Bay State and will
16            provide Industries' view as to the benefits of the proposed merger to Bay State's
17            customers, employees and shareholders, and to the region.  I will also be the witness
18            who is primarily responsible for responding to any questions about the merger agreement
19            between Bay State and Industries.
                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 3 OF 24



 1    III.    DESCRIPTION OF INDUSTRIES' CORPORATE FAMILY
 2    Q.      Please describe Industries for the Department.
 3    A.      Industries is an energy and utility holding company whose principal operating subsidiary
 4            is Northern Indiana.  Northern Indiana supplies gas and electric service in an area of
 5            about 12,000 square miles in the northern portion of Indiana with a population of over 2
 6            million.  Presently it serves approximately 662,000 gas customers and 416,000 electric
 7            customers.  Industries has two additional subsidiaries that are gas distribution companies:
 8            Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc.
 9            These companies' service territories are contiguous to Northern Indiana's gas service
10            territory and they collectively serve approximately 67,000 customers.
11
12            Industries also owns:
13
14                     -       Crossroads Pipeline Company, an interstate natural gas pipeline regulated
15                             by the Federal Energy Regulatory Commission that serves the Chicago
16                             market center, and in the future may also serve the Northeast market
17                             through its tie with CNG Transmission Corp., an unaffiliated pipeline
18                             which is a subsidiary of Consolidated Natural Gas Co.;
19

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 4 OF 24



 1                     -       NIPSCO Development, which holds various Industries' investments
 2                             including real estate and venture capital investments;
 3
 4                     -       NI Energy Services, Inc., Industries' unregulated energy service company
 5                             which provides its customers with energy management services such as
 6                             energy conservation, lighting retrofits and upgrades, and energy
 7                             commodity products;
 8
 9                     -       Primary Energy, Inc., which arranges energy-related projects with large
10                             industrial customers; and
11
12                     -       NIPSCO Capital Markets, Inc., which handles financing for ventures
13                             engaged in by Industries' corporate family.
14
15            Industries also owns IWC Resources Corporation, a holding company with seven
16            subsidiaries.  Through IWC Resources, Industries indirectly owns two regulated water
17            utilities, Indianapolis Water Company and Harbor Water Corporation, which provide
18            service to approximately 246,000 customers in Indianapolis and surrounding areas in
19            central Indiana.  IWC Resources also has five unregulated subsidiaries:
20

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 5 OF 24



 1            -        SM&P Utility Resources, Inc., which performs underground utility locating and
 2                     marking services;
 3
 4            -        Miller Pipeline Corporation, which installs underground gas pipelines;
 5
 6            -        Waterway Holdings, Inc., which owns real estate;
 7
 8            -        Utility Data Corporation, which provides customer relations, customer billing and
 9                     other data processing services for IWC Resources' two water utilities and for
10                     other water and sewer utilities; and
11
12            -        IWC Services, Inc., which provides wastewater treatment facility operations and
13                     laboratory testing services.
14
15            Industries' regulated utilities that provide gas, electric and water service, together with
16            our unregulated subsidiaries, offer a full range of diversified products and services to our
17            customers.
18
19            Attached as Schedule MTM-1 to my testimony is a schematic representation of the
20            Industries corporate family and the manner in which the subsidiaries I have described are

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 6 OF 24



 1            directly and indirectly held.  I have also attached as Schedule MTM-2 Industries' most
 2            recent annual report, which provides additional information about the Industries'
 3            corporate family.
 4
 5    Q.      Please describe generally Industries' corporate goals.
 6    A.      Industries seeks to achieve growth by being the premier supplier of energy products and
 7            services to our customers.  Because we deal directly with our customers, this goal
 8            requires us to provide high levels of customer service in a cost-competitive manner.
 9            Hence, we seek to achieve growth principally through providing our customers with the
10            highest quality services at a reasonable and competitive cost.  We have managed our
11            costs aggressively and meet new challenges without resorting to rate relief as the primary
12            means of funding our growing businesses.  We are strongly dedicated to customer
13            service, and we have embraced fair competition as a means of allowing our customers to
14            maximize the benefits they can obtain from diverse energy resources.
15
16            We have proactively sought to meet the environmental objectives that are a crucial
17            component of the changing energy business.  We have worked with our employees to
18            provide them with personal opportunities for growth and success and, through their skills
19            and motivation, to build our family of companies.  In both the near term and the long

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 7 OF 24



 1            term, this growth through customer satisfaction and managed success in our markets will
 2            increase our shareholders' earnings and grow the value of their investment.
 3
 4            Comparing Industries' corporate goals with those described by Mr. Simpson, it quickly
 5            becomes apparent that our goals are similar in many respects to those of Bay State.  We
 6            both believe strongly in advancing fair competition in the energy industries through open
 7            collaboration with all interested stakeholders.  We both strive for an open and
 8            constructive relationship with our regulators in order to advance these goals.  We both
 9            are working to improve customer service and to optimize value to our customers for
10            energy services.  We both seek to increase the value of our employees through training
11            and by providing needed business information.  We both have worked to grow the value
12            of our companies for our shareholders by increasing market and customer share -- issues
13            that I will expand upon later in my testimony.
14
15    IV.     INDUSTRIES' MERGER OBJECTIVES
16    Q.      What attracted Industries to Bay State as a potential merger candidate?
17    A.      Industries has been active in expanding its business base for several years now and has
18            been considering strategies to benefit from emerging competition in the energy
19            industries.  About a year ago we were approached by representatives of Bay State to
20            discuss potential strategic benefits from a business combination.  With increased
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                                                                                            MARK T. MAASSEL
                                                                                               PAGE 8 OF 24



 1            competition, Industries and Bay State each had observed the growth of nationally-based
 2            energy service providers and a parallel trend toward consolidation and integration of
 3            electric and gas utilities.
 4
 5            We encouraged continued discussions about a possible combination of Industries and
 6            Bay State, and the two companies began formal meetings in May 1997 to explore how a
 7            consolidation of our businesses could achieve each company's strategic goals.  Through
 8            the Summer and Fall of 1997 we analyzed potential benefits and the legal and regulatory
 9            issues raised by a potential combination, and concluded that strategic opportunities to
10            achieve growth in Industries' and Bay State's utility and non-utility operations made a
11            business combination appealing.  As I indicated earlier, corporate goals and objectives of
12            each company are compatible, and we learned that our respective managements fit
13            together well.  In the latter part of 1997 we began to negotiate the merger agreement,
14            which was executed on December 18, 1997, followed by a public announcement.
15
16            Industries saw the combination with Bay State to be of great strategic benefit because of
17            the opportunities for growth in the under-saturated gas market in New England and the
18            geographic diversity and differences in regional economic factors.  As part of our
19            competitive strategy, we seek to grow the number of customers whom we serve.  Our
20            experience and commitment to this business will be a competitive advantage.  This factor

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                                                                                               PAGE 9 OF 24



 1            highlights the excellent fit of Bay State's businesses, operations, and assets with our
 2            businesses, and the opportunities that we could bring to our customers as a combined
 3            company through our ability to offer a broader spectrum of energy and related services.
 4
 5            Because of the strategic advantages that a combination with Bay State offered and our
 6            confidence in its ability to grow its customer base and expand its product and service
 7            offerings, Industries was able to pay a premium over book value to acquire Bay State,
 8            which I will discuss in more detail later in my testimony.  We were satisfied that the
 9            corporate cultures and goals for growth of our respective energy businesses were
10            compatible, and we shared a vision for customer choice, customer service and cost
11            management to the benefit of customers, employees and shareholders.
12
13    Q.      What are Industries' objectives in accomplishing the merger?
14    A.      We want to create a combined company that is capable of competing successfully for the
15            long-term loyalty of more customers, increasing the number of its customers using gas as
16            their primary energy source, and its market share for products and services in a
17            restructured energy industry.  The merger will provide Bay State with improved access to
18            capital for growth, while providing Industries with strong investment opportunities for
19            increasing the combined company's capability to serve many more customers throughout
20            the region.  We will utilize the talents of existing management and the skilled workforces

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                                                                                              PAGE 10 OF 24



 1            of Industries and Bay State to grow the business in Massachusetts and elsewhere in New
 2            England.  Through that growth, we plan to increase benefits for customers, employees
 3            and shareholders of the combined company.
 4
 5            We intend to pursue additional opportunities for increased market saturation for gas
 6            usage throughout New England, where we believe there are considerable opportunities to
 7            expand the gas distribution business.   Mr. Simpson discusses in his testimony the future
 8            capital requirements and opportunities for investment in Maine and New Hampshire.  We
 9            also plan to take advantage of evolving gas markets and to aggressively seek
10            opportunities to increase the amount of available gas within New England.  We will do
11            so through expansion of distribution facilities and active participation in or
12            encouragement of new gas pipeline and storage facilities where those facilities are
13            competitive.  The geographic diversity of Industries and Bay State should present new
14            opportunities to benefit from differences in the wholesale markets within which each
15            company operates.
16
17            The emerging competitive environment will cause product cost and the quality of
18            customer service to ultimately prove more important than the customer's particular
19            energy source for manufacturing, heating or other uses.  We recognize this change and
20            see the merger as a means to compete more effectively.
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                                                                                              PAGE 11 OF 24



 1            Finally, the increased scale we will bring to Bay State's operations, including the ability
 2            to obtain capital as part of the Industries' holding company system, will enable Bay State
 3            to make investments to meet the future needs of its customers and respond to competitive
 4            pressures in the rapidly changing energy industry, including the potential for increased
 5            infrastructure development.  This advantage of increased scale, which is also discussed
 6            by Mr. Simpson, will enhance Industries' ability to position Bay State to achieve higher
 7            customer satisfaction and growth objectives.
 8
 9    Q.      Why have you not sought to reduce costs through identification and realization of large
10            savings or "synergies" from the combined operations of the two companies?
11    A.      Let me begin by reiterating that Industries recognizes and pursues cost management
12            aggressively.  However, we have never viewed our combination with Bay State as a
13            merger, in which earnings growth is achieved principally through the elimination of jobs
14            and even entire organizations.  There are at least two factors which drive our view.
15
16            First, as described by Mr. Simpson, Bay State has aggressively pursued cost management
17            initiatives over the past two years.  These initiatives have reduced its costs and provided
18            tools to enhance customer service.  Industries believes that Bay State has done a good job
19            of managing costs, and we expect that it will continue to do so in the future in
20            accordance with the plans that were in place well before the merger was announced.

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                                                                                              PAGE 12 OF 24



 1            These efforts by Bay State significantly reduce the amount of "synergy" which we might
 2            find.
 3
 4            Second, and even more importantly, Industries recognizes that the gas markets in New
 5            England, in general, are under-saturated.  For comparison, Northern Indiana enjoys a
 6            saturation of 95 percent of the residential customers in its service territory, while Bay
 7            State is well below 50 percent saturation (market share).  Similarly, most Northern
 8            Indiana customers use natural gas for heating, while many Bay State customers heat with
 9            other sources of fuel (share of customer). These two facts highlight the opportunities for
10            growth in gas sales.
11
12            The low market share and share of customer highlight related issues that can drive
13            growth opportunities.  For example, the Midwest enjoys enormous availability of natural
14            gas.  In Northern Indiana's service territory alone, five separate interstate pipelines
15            interconnect with our system.  This provides many paths for transporting gas to our
16            customers, as well as avenues to utilize storage and options for purchasing gas.  This
17            supply network will be further enhanced in the next few years as major pipelines are
18            constructed to bring gas from western Canada into the Chicago area.  New England, on
19            the other hand, has constrained gas supply.  This is an underlying cause for Bay State's
20            low market share and its low share of customer.  Industries recognizes that Bay State is a

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                                                                                            MARK T. MAASSEL
                                                                                              PAGE 13 OF 24



 1            leader in bringing new gas supply projects into New England.  This will allow for
 2            significant growth in customers, in throughput and in economic development within the
 3            Commonwealth.  Industries is excited to be entering New England at this time and to
 4            participate in this growth.
 5
 6            These facts about market and customer share and supply resources highlight our
 7            approach to this merger.  Bay State and Industries are jointly focused on the major goal
 8            of growing the businesses by providing more gas and better service to more customers.
 9            Long term earnings growth is difficult to achieve through elimination of jobs and
10            resources, and it cannot be achieved by removing Bay State's presence and local
11            management here in New England.  Forced economies of that nature often prove to be
12            largely short-term solutions.  Finally, a synergistic merger in these circumstances would
13            not support our objective of assuring that Bay State has the ability to conceive and
14            deliver new products and services in the rapidly evolving marketplace that it serves.
15            Only through growth that harnesses the talents of Bay State's management team and
16            mobilizes and engages its employees can we best achieve benefits for customers,
17            employees and shareholders.
18
19    V.      BENEFITS FROM THE MERGER
20    Q.      Will there be customer benefits from the proposed merger?

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                                                                                              PAGE 14 OF 24



 1    A.      Yes.  This merger is structured to ensure that customers will benefit from the merger.
 2            The merger creates potential for gas costs that will be lower than without the merger.  As
 3            Mr. Simpson has discussed in his testimony, the merger positions the combined
 4            companies to take advantage of economies and efficiencies over time in the areas of
 5            coordinated gas supply, optimized use of gas transportation capacity, ability to take
 6            advantage of geographic differences between Industries' and Northern's core markets,
 7            more efficient use of Industries' gas storage facilities, and enhanced ability to benefit
 8            from new supply projects.  These enhancements and associated savings will flow to Bay
 9            State's customers and will assure that Bay State's customers will continue to see
10            competitive gas costs in the rapidly changing gas supply market.
11
12            Further, the merger rate plan that is described in Mr. Simpson's testimony minimizes the
13            risks that Bay State's existing customers will experience an increase in their non-gas
14            costs through 2004.  Customers will share in the economic benefits of the merger through
15            the earnings sharing mechanism that has been proposed as a supplement to the five-year
16            rate freeze.
17
18            These commitments put Industries at risk for its own earnings goals, rather than placing
19            those risks on Bay State's customers, who would share those risks absent the merger.
20            They also require the combined company to fund costs now recovered through Bay

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                                                                                              PAGE 15 OF 24



 1            State's existing rate plan, and to take significant risks of inflation and the potential for
 2            reduced sales during any economic downturn -- costs and risks that would otherwise have
 3            been shared with Bay State's customers.
 4
 5            In addition to the economic benefits of the merger rate plan, we have assured that
 6            nothing about the merger will harm or otherwise diminish Bay State's past achievements.
 7            Bay State will continue to operate in a manner similar as it does today after its recent
 8            corporate restructuring, under accountable local management and, under our preferred
 9            merger structure, with a separate board of directors.
10
11            Also, as I testified earlier, the merged company will have better access to outside capital
12            than Bay State alone presently enjoys.  Bay State currently does its own debt financing.
13            After the merger, as part of the Industries' family, Bay State will have access to more
14            financing options, including the lower cost credit of the much larger combined
15            companies, and will find it easier to obtain future funding for capital programs.  Further,
16            Bay State may be able to access additional debt through consolidated borrowings,
17            thereby lowering issuance costs and broadening the market because of larger debt
18            offerings.

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                                                                                            MARK T. MAASSEL
                                                                                              PAGE 16 OF 24



 1            The advantages to both companies through increased scale will directly benefit
 2            customers, as more directly addressed in Mr. Simpson's testimony, while enhancing
 3            Industries' opportunities for growth.  The combined company's ability to provide
 4            leading-edge energy supply and services as one of the ten largest gas distribution
 5            companies in the country (and the largest in New England) is a positive benefit for Bay
 6            State's customers as well as the Massachusetts and regional economies.
 7
 8    VI.     DESCRIPTION OF THE MERGER TRANSACTION
 9    Q.      Please describe the factors affecting Industries' structure after the merger transaction.
10    A.      Industries is currently an exempt holding company under the Public Utility Holding
11            Company Act of 1935 ("1935 Act"), but is required to obtain approval of the Securities
12            and Exchange Commission ("SEC") of the preferred merger structure.  If SEC approval
13            cannot be favorably and timely obtained, or if Industries could lose its exempt status
14            under the 1935 Act because of the preferred structure, an alternative structure is provided
15            under the merger agreement that would not require SEC approval.
16
17            Mr. Simpson describes how Bay State and Northern will be held by Industries after the
18            merger.  Schedule MTM-3 illustrates the impact of the merger on Industries' corporate
19            structure under both the preferred and alternative structures.  Both these structures are

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                                                                                            MARK T. MAASSEL
                                                                                              PAGE 17 OF 24



 1            provided for contractually in the merger agreement, which I have attached to my
 2            testimony as Schedule MTM-4.
 3
 4    Q.      Are you seeking the Department's approval for both the preferred and alternative merger
 5            structures?
 6    A.      Yes, as Mr. Simpson also discussed, we are.  Because the SEC waits for the state
 7            regulatory commissions to act before it determines whether to approve the preferred form
 8            of merger structure, we respectfully request that the Department express its preference
 9            for the preferred structure, with the expectation that such an expression of support from
10            the Department will be favorably considered by the SEC.  In view of our request,
11            however, that the Department act on the proposed merger by the end of July 1998 to
12            provide time for subsequent SEC deliberations and to allow the transaction to be
13            completed as soon as possible thereafter, we request that BOTH the preferred and alternate
14            merger structures be explicitly approved by the Department so that we will not need to
15            re-initiate the process for obtaining a second round of regulatory approvals if the SEC
16            does not act favorably or timely on the application for the preferred merger structure.
17
18    Q.      Will the ultimate form of the merger have any impact on the continuing jurisdiction of
19            the Department over Bay State?

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                                                                                            MARK T. MAASSEL
                                                                                              PAGE 18 OF 24



 1    A.      No.  I agree with Mr. Simpson's testimony that under either structure, the Department's
 2            continuing ability to carry out its role of overseeing Bay State's rates, service reliability
 3            and safety will remain unchanged.  Industries offers its commitment, in concert with that
 4            of Bay State, to be responsive to the Department's ongoing regulatory responsibilities.  It
 5            is not Industries' intent that the merger diminish the jurisdiction of the Department over
 6            Bay State's regulated operations.
 7
 8            We intend to retain Bay State's local presence in the communities.  Bay State will
 9            continue to operate in a similar manner as it does today.  We will retain the local
10            operations and workforce following the merger, in accordance with Bay State's plans for
11            operations before the merger announcement.   We understand the importance of working
12            with this Department, as well as with the Maine and New Hampshire Commissions, to
13            achieve the  benefits that we expect will result from the merger and to enhance the New
14            England economy through the use of clean-burning natural gas.
15
16
17    VII.    DISCUSSION OF ACQUISITION PREMIUM
18    Q.      What do Bay State shareholders receive for their stock under the merger agreement, and
19            how will the transaction be treated for tax purposes?

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                                                                                              PAGE 19 OF 24



 1    A.      Under either the preferred or alternative merger structures, Bay State's existing
 2            shareholders will receive Industries shares in an amount equivalent to $40 for each
 3            outstanding share of Bay State stock, or, subject to certain limitations, can elect instead
 4            to receive cash for each Bay State share.  The merger has been designed to qualify as a
 5            tax-free reorganization for federal income tax purposes, so that no gain or loss will be
 6            recognized by Industries or Bay State.
 7
 8    Q.      Why are premiums being paid for acquisitions in this industry?
 9    A.      By way of introduction to this subject, I would like to note that the consideration
10            Industries offered for Bay State stock is consistent with transactions of which we are
11            aware elsewhere involving local distribution companies ("LDCs") and pipeline
12            companies.  The premium that we are offering above book value for Bay State is well
13            within the typical range offered by companies seeking to acquire LDCs and pipeline
14            companies.
15
16            Both my testimony and Mr. Simpson's have elaborated on the advantages that we believe
17            will accrue to the combined Industries/Bay State/Northern companies from the merger.
18            These advantages are not unique to this transaction.  The number of both gas and electric
19            companies involved in mergers and acquisitions has increased substantially since the first
20            half of the decade.  This phenomenon reflects not only convergence of energy products,

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                                                                                            MARK T. MAASSEL
                                                                                              PAGE 20 OF 24



 1            but also a means of expanding markets and geographic locations.  The companies
 2            involved in these transactions are seeking many things, including:
 3                     -       New markets;
 4                     -       New products;
 5                     -       Broader energy capabilities (i.e., the flexibility to move in both gas and
 6                             electric markets); and
 7                     -       Increased scale and other advantages in the newly competitive world.
 8
 9            Particularly within New England, we believe that LDCs will continue to be attractive
10            merger candidates.  This is because New England is a highly fragmented market with
11            good growth prospects -- characteristics that I have testified apply to the Northern service
12            territories.  We also see the potential for additional supply options in the New England
13            region, as Mr. Simpson has testified in more detail, and the prevalence of electric and gas
14            unbundling activities, which create the potential to increase market share through retail
15            choice.  All of these factors explain why acquiring companies are paying premiums for
16            transactions like the Industries/Bay State merger.  In light of current industry trends,
17            Industries' purchase premium is in line with other similar transactions.
18

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                                                                                            MARK T. MAASSEL
                                                                                              PAGE 21 OF 24



 1
 2    Q.      How are acquisition premiums being paid for?
 3    A.      While the details of how acquisition premiums are paid for vary from transaction to
 4            transaction, in general they must be paid for either through increased revenues or reduced
 5            costs resulting from the acquisition.  Investors regard the premium paid as an investment.
 6            As such, investors will not undertake acquisitions unless there is reasonable assurance
 7            that the premium will be repaid with opportunities for a return.  As both Mr. Simpson
 8            and I indicate, in the case of Industries' combination with Bay State we have designed
 9            the transaction so the acquisition premium will be paid for by merger benefits -- both
10            increased growth and cost savings.
11
12            We do believe that demonstrable merger-related benefits should first be applied to offset
13            the annual amortization expense of the acquisition premium incurred to achieve the
14            benefits.  We accordingly request the Commission to include in its approval of this
15            transaction a finding that Northern may request recovery of the annual amortization of
16            the acquisition premium expense in future rate proceedings to the extent offset by
17            demonstrable merger-related savings.
18

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                                                                                            MARK T. MAASSEL
                                                                                              PAGE 22 OF 24



 1
 2    VIII.   CONCLUSION
 3    Q.      Mr. Maassel, do you have any concluding remarks that you would like the Department to
 4            consider?
 5    A.      Yes.  Industries was willing to pay a premium for Bay State because we believe that the
 6            proposed merger offers significant opportunities for growth and strategic benefits to
 7            Industries and its shareholders.  These future opportunities ultimately derive from the
 8            enhanced benefits that the combined company will be able to deliver to its customers.
 9            Both our customers and employees remain the foundation for our future growth and
10            enhancement in shareholder value.
11
12            We fully expect the benefits of this merger to include:
13            -        Increased participation in the growing New England energy market through Bay
14                     State;
15
16            -        Enhanced customer access to more sophisticated products and services through
17                     Industries' expertise and the new benefits of scale;
18

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                                                                                              PAGE 23 OF 24



 1                     -       Improved capabilities to deliver a complete range of energy products and services
 2                             to customers in this region by taking advantage of Bay State's and Industries'
 3                             complementary expertise and assets;
 4
 5                     -       Improved risk characteristics and broader strategic choices to meet the future
 6                             needs of our markets through increased diversification; and
 7
 8                     -       Enhanced skills and experience in the delivery of energy products and services
 9                             through leadership in implementation of customer choice programs, and
10                             innovative work with marketers as trade allies as the New England gas industry
11                             unbundles, which has been demonstrated already by Bay State in Massachusetts
12                             and which is planned for Maine and New Hampshire.
13
14            We have strived to eliminate all customer risks from this proposed transaction.  The
15            premium that we are paying above market for Bay State's stock, although recognized in
16            the formula to calculate earnings sharing, will not be recovered from Bay State's
17            customers under the merger rate plan.  The earnings sharing mechanism under the merger
18            rate plan and the benefits of the combined company that I have described should offer
19            New England customers the upside potential from this proposed transaction.  I
20            respectfully urge the merger's prompt and unconditional approval by the Department.

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                                                                                              PAGE 24 OF 24



 1            Additionally, I would request that the Commission approve BOTH forms of the merger,
 2            while offering its support for the preferred structure.
 3
 4            We at Industries are committed to working with the Department and interested parties to
 5            address questions or concerns that may arise with respect to the merger but I urge the
 6            Department in considering this transaction to resist making changes to the merger or
 7            imposing conditions that would adversely impact the parties.  The merger pricing does
 8            not afford Industries the flexibility to absorb additional risk or costs, and resulting gas
 9            cost savings will automatically flow through directly to Bay State's customers.  Changes
10            or conditions to the merger that adversely affect either party could cause the merger to
11            fail, which would not be in the public interest.
12
13    Q.      Mr. Maassel, does this complete your testimony?
14    A.      Yes, it does.

/TABLE

                                                              EXHIBIT D-3
                                                              -----------

                           STATE OF NEW HAMPSHIRE
                                BEFORE THE
                         PUBLIC UTILITIES COMMISSION


   _____________________________________________
                                                )
   JOINT PETITION OF NORTHERN UTILITIES,  INC., )
   NIPSCO INDUSTRIES, INC. AND NORTHERN INDIANA )
   PUBLIC SERVICE COMPANY FOR APPROVAL          )  DOCKET NO.______
   OF A MERGER AND RELATED TRANSACTIONS         )
   _____________________________________________)

                         JOINT PETITION OF NORTHERN
                   UTILITIES INC., NIPSCO INDUSTRIES, INC.
                 AND NORTHERN INDIANA PUBLIC SERVICE COMPANY
                 -------------------------------------------


                                INTRODUCTION

        NOW COME Northern Utilities, Inc. ("Northern"), a New Hampshire

   corporation and a public utility in New Hampshire under R.S.A. 362:2,

   NIPSCO Industries, Inc. ("Industries"), an Indiana Corporation, and

   Northern Indiana Public Service Company ("Northern Indiana"), an

   Indiana corporation and public service company, and respectfully petition the New Hampshire Public Utilities Commission (the

   "Commission") to approve a reorganization in which either Northern, or its parent, Bay State Gas Company ("Bay State"), will be merged with an acquisition subsidiary of Industries or Northern Indiana, all as more particularly described below and in the testimony and schedules attached hereto.

                             MERGER TRANSACTION

        The Agreement and Plan of Merger, dated as of December 18, 1997,

   as amended and restated as of March 4, 1998, by and between Bay State and Industries (the "Merger Agreement"), attached to the direct testimony of Mark T. Maassel as Schedule MTM-4, provides for two possible corporate structures for the proposed transaction.  Under the

   Preferred Merger, Bay State would merge into the newly created wholly-

   owned subsidiary of Industries, formed for purposes of the merger.

   Sometime after the Merger, Northern would be transferred from Bay

   State to Industries, and operate as a direct subsidiary of Industries.

   Industries would maintain its status as an exempt public utility holding company.  The Preferred Merger is subject to the approval of

   Bay State's shareholders and the Securities and Exchange Commission

   (the "SEC") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act").  If the SEC does not approve the merger in a timely manner, or if the status of Industries as an exempt holding company  under the 1935 Act would be jeopardized, the Alternate

   Merger, which does not require SEC approval, would be employed to accomplish the merger.  Under the Alternate Merger, Bay State and

   Northern would each be merged into Industries' public utility subsidiary, Northern Indiana, and would operate as divisions of

   Northern Indiana.

        Bay State and Industries favor the Preferred Merger over the

   Alternate Merger.  As indicated in the prefiled testimony of

   Mr. James D. Simpson,  Senior Vice President and Leader of the Utility

   Segment of Bay State, attached hereto as Exhibit A, this structure simplifies assurance that the risks and benefits of operations within individual subsidiaries are retained by those operations and their customers, and marginally simplifies regulation of those operations in the various state jurisdictions.  Bay State and Industries believe that the SEC will take into account the preferences of this Commission and State regulators in Maine and Massachusetts in considering whether to permit the Preferred Merger to occur, provided that preference is stated early enough to affect the SEC's consideration. For that reason, Northern respectfully urges the Commission to consider promptly whether, subject to final approval by the Commission of the merger, it too favors the Preferred Merger over the Alternate Merger and to express its preference to the SEC, if it has one, at the earliest possible date, even before it has issued a final order on the merger.

        Bay State and Northern also request that the Commission issue on or before July 15, 1998, a final order approving the transaction under either structure.  Given the benefits of the merger to customers,

   employees and investors, it is clearly desirable to accomplish the merger as soon as possible.  As Mr. Simpson has explained in his prefiled testimony, accomplishing the merger on or before

   September 30, 1998, which is the end of Bay State's fiscal year, will enable the companies to capture the benefits of this transaction as soon as possible and realize certain savings as a result of closing the transaction in the current fiscal year.  The SEC will not act on the merger before the Commission has acted, and a Commission decision by July 15, 1998 allows sufficient time for the SEC to act in time for a September 30 completion of the merger.

                               REPRESENTATIONS

        In support of its Petition, Northern represents as follows:

        1.   Northern is a gas utility under R.S.A. 362:2 and provides

   gas service to more than 20,000 approximately 15,000 customers in the seacoast area of New Hampshire, including greater Portsmouth.

        2.   Bay State is a Massachusetts corporation and a public

   utility that provides gas service to approximately 261,000 customers in Massachusetts.  Bay State is the parent company of Northern and, as such, is an affiliate of Northern under R.S.A. 366:1.

        3.   Industries is an Indiana corporation that owns all of the

   common stock of Northern Indiana, among other regulated and unregulated subsidiaries.  Northern Indiana is a public utility operating company supplying natural gas and electric energy to the public.

        4.   Industries is presently a holding company exempt from most provisions of the 1935 Act.  The acquisition of Bay State and Northern by Industries as a result of the Merger is subject to the approval of the SEC under Section 9(a)(2) of the 1935 Act.

        5.   For this transaction, Northern has proposed special

   legislation in the New Hampshire General Court to remove the domestic incorporation requirement under R.S.A. 374:26 and to allow Northern to merge with a foreign corporation if necessary to complete the proposed transaction.  The bill has been unanimously passed by the Senate and is presently before the House.

        6.   Under either the Preferred or the Alternate Merger, each

   outstanding Bay State share will be converted into (i) a multiple

   (rounded to the nearest ten thousandth of a share) of an Industries share determined by dividing $40.00 by the Industries Share Price (the

   "Exchange Ratio") or (ii) at the election of the shareholder, the right to receive cash without interest, subject to certain limitations.

        7.   Under either the Preferred or the Alternate Merger, the

   jurisdiction of the Commission over Northern's current operations will not be changed.

        8.   The merger of Northern and Industries is consistent with the interest of Northern's customers under either the Preferred or the

   Alternate Mergers, in that customers will not be harmed, but rather will benefit from the merger.

        9.   Under R.S.A. 369:8.II, the Preferred Merger between Bay

   State and Industries will not adversely affect the rates, terms,

   service or operation of Northern and, therefore, no approval is required.

        10.  If the Preferred Merger is not possible, under the Alternate

   Merger, the merger clearly and favorably satisfies the Commission's standard of review under R.S.A. 374:33 for assessing whether an acquisition is consistent with the public good.  The testimony of

   Mr. Simpson provides a full description of the benefits that will result from the combination with Industries.

        11.  If the Preferred Merger is not possible, under the Alternate

   Merger, the transfer of Northern's franchise work and systems to

   Northern Indiana, and authorization for Northern Indiana to engage in business as a public utility in New Hampshire are in the public good,

   pursuant to R.S.A. 374:22, 26 and 30 and subject to passage of the pending legislation previously referred to.

        12.  The testimony of Mr. Mark T. Maassel, Vice President of

   NIPSCO Management Services Company, Inc., attached as Exhibit B,

   describes Industries' corporate structure, its vision and goals; how

   Industries will manage the Northern and Bay State system in the future, and also describes certain financial considerations and the benefits that will result from the combination with Industries.

        13.  The Merger will be submitted for the approval of Bay State's shareholders at a Special Meeting in Lieu of Annual Meeting to be held during April, 1998.  Copies of the definitive Joint Proxy

   Statement/Prospectus will be provided to the Commission at the same time it is mailed to the shareholders of the companies. Approval of the Merger will require the affirmative vote, in person or by proxy,

   of two-thirds of the outstanding shares of Bay State's common stock.

        14.  The Merger Agreement was unanimously approved by Bay State's

   Board of Directors at a meeting duly convened for that purpose on

   December 17, 1997.

        15.  The Petitioners believe that the Merger will permit Northern to provide better and more efficient service to its customers in its franchise territories than would otherwise be possible, and is consistent with the interests of Northern's customers, as required under R.S.A. 374:33.

                              PRAYER FOR RELIEF

        WHEREFORE, Petitioners request that the Commission:

        FIRST:  Notify the SEC of the Commission's support of the

   Preferred Merger as soon as possible;

        SECOND: find that the merger under the Preferred Merger requires no further approval under R.S.A. 369:8.II because there will be no adverse impact on Northern and its customers;

        THIRD:  Find (1) that the Alternate merger of Bay State ,

   Northern and Northern Indiana is lawful, proper and in the public interest pursuant to R.S.A. 374:33; (2) that, to the extent applicable, the transfer of Northern's franchise, works and system to

   Northern Indiana is for the public good pursuant to R.S.A. 374:30; and

   (3) permit Northern Indiana to engage in business as a public utility within New Hampshire based on a determination that granting such permission is consistent with the public good pursuant to R.S.A.

   374:22 and 26.

        FOURTH:  Grant such further relief as the Commission may deem lawful and just.

                                 Respectfully submitted,

                                        NORTHERN UTILITIES, INC.
                                        By its attorneys,


                                        _________________________________
                                        Paul K. Connolly, Jr.
                                        Paul B. Dexter,
                                        Meabh Purcell
                                        LeBOEUF, LAMB, GREENE & MACRAE,
                                        L.L.P.
                                        260 Franklin Street, 23rd Floor
                                        Boston, Massachusetts  02110
                                        (617) 439-9500


                                        NIPSCO INDUSTRIES, INC.
                                        By its attorneys,


                                        _________________________________
                                        David T. Doot
                                        Robert P. Knickerbocker, Jr.
                                        DAY, BERRY & HOWARD
                                        CityPlace I
                                        Hartford, Connecticut  06103
                                        (860) 275-0122
                                        Dated:  March 20, 1998

                                                                EXHIBIT A



                           STATE OF NEW HAMPSHIRE
                                 BEFORE THE
                         PUBLIC UTILITIES COMMISSION


                               DOCKET NO. ____









                    DIRECT TESTIMONY OF JAMES D. SIMPSON
                    ON BEHALF OF NORTHERN UTILITIES, INC.









                               March 20, 1998

                              TABLE OF CONTENTS
                                                                     Page
                                                                     ----


   I.     Introduction . . . . . . . . . . . . . . . . . . . . . . . .  1

   II.    Summary of Recommendations and Proposed Findings . . . . . .  3

   III.   Overview of the Proposed Merger    . . . . . . . . . . . . .  5

   IV.    Background and Events Leading to the Proposed Merger . . . .  6

   V.     The Merger with Industries . . . . . . . . . . . . . . . . . 12

   VI.    The Merger is Consistent with the Public Interest  . . . . . 15

   VII.   Post-Merger Utility Segment Operations . . . . . . . . . . . 19

   VIII.  The Alternative Corporate Structures and Impact on the
          Utility Segment  . . . . . . . . . . . . . . . . . . . . . . 23

   IX.    Conclusion . . . . . . . . . . . . . . . . . . . . . . . . . 26



   SCHEDULES


   JDS-1   New Hampshire,  Maine and Massachusetts Rate Comparison

 1                                                 STATE OF NEW HAMPSHIRE
 2                                              PUBLIC UTILITIES COMMISSION
 3                                          DIRECT TESTIMONY OF JAMES D. SIMPSON
 4
 5
 6         I.      INTRODUCTION
 7
 8         Q.      Please state your name and business address.
 9         A.      My name is James D. Simpson; my business address is 300 Friberg Parkway,
10                 Westboro, Massachusetts  01581-5039.
11
12         Q.      Please describe your current position and responsibilities.
13         A.      I am Senior Vice President and Leader of the Utility Segment for Bay State Gas
14                 Company ("Bay State" or the "Company").  The Utility Segment is comprised of
15                 the regulated local distribution businesses, which serve approximately 306,000
16                 customers in New Hampshire, Maine and Massachusetts for Bay State and its
17                 subsidiary, Northern Utilities, Inc. ("Northern"), as well as Granite State Gas
18                 Transmission, Inc. ("Granite"), an interstate natural gas pipeline company.  Bay
19                 State, including Northern,<21> is the largest gas distribution company in New England
20                 in terms of geographic service area and the second largest in terms of overall
21                 throughput.  I am responsible for all processes associated with serving Bay State's
22                 utility customers, including Customer Services Delivery; System Maintenance and
23                 Construction; Gas Control; Regulatory, Pricing and Cost Management; Business
24                 Improvements; and Utility Segment Culture.
25
26         Q.      Please describe your prior work experience and educational background.
27         A.      I have been employed by Bay State since 1982 and have held various positions,
28                 primarily in the rates and regulatory affairs area.  Prior to assuming my current




                <21>        When referring to the corporate entity that includes regulated and nonregulated operations in all the states, I will use the term "Bay State" or "Company;" if I am making a comment that applies only to Northern, I will use "Northern."  References to "Utility Segment"
           are for total Massachusetts, Maine and New Hampshire regulated operations, unless otherwise indicated.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 2 of 27



 1             position in 1996, I was Vice President of Pricing Services.  Before joining the
 2             Company, I was Director of the Rates and Research Division of the Massachusetts
 3             Department of Public Utilities, the predecessor agency to the Department of
 4             Telecommunications and Energy.  I have a B.A. degree in Economics from the
 5             University of Minnesota and an M.S. degree in Economics from the University of
 6             Wisconsin.
 7
 8     Q.      Have you previously testified before any regulatory agencies?
 9     A.      Yes, I have testified before the New Hampshire Public Utilities Commission (the
10             "Commission"), the Maine Public Utilities Commission, the Massachusetts
11             Department of Telecommunications and Energy, the Federal Energy Regulatory
12             Commission (the "FERC") and the Wisconsin Public Service Commission.
13
14     Q.      What is the purpose of your testimony?
15     A.      The purpose of my testimony is to describe the proposed Agreement and Plan of
16             Merger (the "Merger Agreement"), by and between Bay State and NIPSCO
17             Industries, Inc. ("Industries"), as it relates to the Utility Segment.  The Merger
18             Agreement is attached to the testimony of Mr. Mark T. Maassel, who is providing
19             testimony on behalf of Industries as Schedule MTM-4.  The merger between Bay
20             State and Industries may require approval by the Commission as a reorganization
21             of Northern's parent company or, as an alternative, as a merger of Northern into
22             Northern Indiana Public Service Company ("Northern Indiana"), the largest public
23             utility of Industries.  I will demonstrate that the proposed merger is consistent with
24             the interests of Northern's customers and should be approved by the Commission.
25
26             I will also explain why a merger with Industries is a critical next step in the
27             progression of the Utility Segment actions in response to the challenges and
28             opportunities created by the rapidly evolving natural gas marketplace.  In the past
29             two years, the Utility Segment has designed and implemented several major

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 3 of 27



 1             initiatives that provide a platform for this transaction by significantly expanding
 2             choice to our customers, by reducing costs to serve our customers as a result of
 3             aggressive cost management measures, and through a radical reorganization and
 4             restructuring of the Company.  The merger will build upon this foundation and
 5             enable Northern to grow its business and expand its service offerings to meet the
 6             demands of customers in the new market environment.
 7
 8             Finally, I will describe the post-merger corporate structure, and the impact on
 9             ongoing Utility Segment operations.
10
11     Q.      Will the Company present any other witnesses in support of the merger?
12     A.      Yes, as I have mentioned, Mr. Mark T. Maassel, Vice President of Industries'
13             management service company, NIPSCO Industries' Management Services
14             Company, Inc., will describe Industries' corporate organizational structure; its
15             vision and goals; the financial aspects of the transaction, including the acquisition
16             premium; and how Industries will manage the Company in the future.  Mr. Maassel
17             will also provide Industries' perspective concerning the impact of this merger on
18             Industries, the Utility Segment's customers and  employees, and the Company's
19             shareholders.
20
21     II.     SUMMARY OF RECOMMENDATIONS AND PROPOSED FINDINGS
22
23     Q.      What finding is Northern seeking from the Commission in this proceeding?
24     A.      First and foremost, Northern asks that the Commission find that the merger as
25             proposed with Industries is consistent with the interests of  Northern's customers.
26             In addition, Northern respectfully requests that the Commission formally advise the
27             Securities and Exchange Commission (the "SEC"), as soon as possible, of its
28             preference regarding the post-merger corporate structure, as discussed later in my
29             testimony.  Finally, we also request that the Commission issue an order no later

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 4 of 27



 1             than July 15, 1998, approving the merger and affirming its preference for the
 2             post-merger corporate structure.
 3
 4     Q.      Why is it important for the New Hampshire Commission to approve the merger no
 5             later than July 15, 1998?
 6     A.      We have requested a final order from the Commission no later than July 15, 1998,
 7             in order to allow consummation of the merger by September 30, 1998, which is the
 8             close of Bay State's fiscal year.  Because of the benefits of the merger, Northern
 9             would like to complete the merger as soon as possible.  If the transaction closes
10             after September 30, 1998, the Company will have to incur additional legal and
11             auditing expenses to do a "stub" period report to the SEC for the period between
12             September 30, 1998 and the close of the transaction.
13
14             In addition to the Commission, the merger must be approved by the Company's
15             shareholders, the SEC, the Maine Public Utilities Commission and the
16             Massachusetts Department of Telecommunications and Energy.  Further,
17             EnergyExpress{TM}, an affiliate of Northern, has a FERC tariffs for the sale of
18             electricity at wholesale.  As a result, appropriate action by the FERC must be
19             obtained.  The SEC will wait for all other approvals before issuing its decision.
20             Based on these factors, we have committed to the following schedule:
21
22                      APRIL, 1998:  Bay State shareholder approval (Bay State will
23                      inform the Commission immediately upon approval of the merger
24                      by its shareholders);
25
26                      AS SOON AS PRACTICAL:  the Commission and other state regulatory
27                      agencies each provide a preliminary indication to the SEC that
28                      they support the preferred merger structure;

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 5 of 27



 1                      JULY 15, 1998:  the New Hampshire and Maine Commissions
 2                      issue their orders approving the merger;
 3
 4                      JULY 31, 1998:  the FERC approves EnergyExpress' "power
 5                      broker" application; and the Massachusetts DTE approves the
 6                      merger;
 7
 8                      SEPTEMBER 15, 1998:  the SEC approves the merger; and
 9
10                      SEPTEMBER 30, 1998:  Bay State and Industries close the merger.
11
12     III.    OVERVIEW OF THE PROPOSED MERGER
13
14     Q.      Please describe the proposed merger transaction.
15     A.      Under the terms of the Merger Agreement, Industries will acquire all of the
16             common stock of the Company in a stock-for-stock transaction with an option for
17             Bay State shareholders to receive some or all payment in cash.  From a corporate
18             perspective, under the preferred form of the merger, Bay State will merge with an
19             acquisition subsidiary created by Industries to effectuate the transaction, which will
20             result in Bay State becoming a direct subsidiary of Industries.  Alternatively, if the
21             SEC does not allow the preferred form of the transaction, Bay State will merge
22             with Northern Indiana.
23
24             Under both forms of the merger, Industries will acquire both the regulated and
25             unregulated businesses of Bay State.  The regulated businesses comprise the Utility
26             Segment and include:

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 6 of 27



 1                      BAY STATE GAS COMPANY, a local distribution company ("LDC") serving
 2                      approximately 261,000 Massachusetts customers, regulated by the
 3                      Massachusetts Department of Telecommunications and Energy;
 4
 5                      NORTHERN UTILITIES, INC., an LDC serving approximately 45,000 New
 6                      Hampshire and Maine customers, regulated by the New Hampshire and
 7                      Maine Public Utilities Commissions; and
 8
 9                      GRANITE STATE GAS TRANSMISSION, INC. ("Granite"), an interstate pipeline
10                      company which is regulated by the FERC.  Bay State's project
11                      development interests, including those in the Portland Natural Gas
12                      Transportation System ("PNGTS") and Wells LNG projects, are part of
13                      Granite.
14
15             Shortly after the close of the transaction under the preferred structure, Bay State
16             will transfer Northern and Granite to Industries so that Northern and Granite
17             become direct subsidiaries of Industries.  Bay State's unregulated affiliates,
18             EnergyUSA{TM} and EnergyExpress, which are presently subsidiaries of Granite,
19             will be combined with Industries' unregulated operations.
20
21     IV.     BACKGROUND AND EVENTS LEADING TO THE PROPOSED MERGER
22
23     Q.      What steps has Company taken to meet the challenges and opportunities presented
24             by the deregulation of the gas industry?
25     A.      Beginning in the fall of 1995, Bay State conducted a three-month "Accelerated
26             Transition" visioning and high-level strategy project.  The purpose of Accelerated
27             Transition was to establish the Company's direction during a period of rapid
28             industry change and anticipated deregulation.  The Accelerated Transition efforts,
29             which have been refined and expanded upon over the past two years of learning,

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 7 of 27



 1             led senior management to conclude that greater scale would be essential to
 2             achieving our corporate vision and to providing industry-leading customer service
 3             as the natural gas industry becomes increasingly deregulated and competitive.
 4             Moreover, our experience with Customer Choice,<22> customer service, growth and
 5             cost management initiatives has demonstrated how challenging it is for a company
 6             of our size to implement radical change, and how much our future progress will be
 7             aided by the resources of a much larger organization.<23>
 8
 9             A key element of Accelerated Transition was the restructuring of the Company
10             into the regulated Utility Segment and unregulated EnergyUSA entities, and the
11             reorganization of the Utility Segment into key business processes.  This
12             organizational structure will remain in place after the proposed merger is
13             approved.
14
15     Q.      Please describe the Utility Segment's vision and objectives.
16     A.      Bay State's overall vision is that deregulation of the gas industry is creating
17             unprecedented opportunities for greatly expanded marketing efforts, lower prices,
18             and more products and services all of which result in the potential for a significant
19             acceleration in growth.  For the Utility Segment to succeed in this environment,
20             our focus must be on achieving industry leadership in growth, customer service



               <22>        We refer to system unbundling as Customer Choice.

               <23>        In a similar manner, in the late 1970's Northern determined that there would be great benefits to merging with a larger entity. The resulting merger with Bay State has helped
       Northern to realize these benefits through significantly increased growth rates driven by enhanced sales and marketing capabilities; greater access to gas  supply and capacity projects like
       Boundary, Iroquois, the Portland Pipeline lease; enhanced customer service and cost management initiatives; and through transfers of knowledge such as has been gained in the Massachusetts
       Customer Choice initiatives.  Northern could only have participated in and benefited from some of these projects and initiatives as part of the larger Bay State organization.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 8 of 27



 1             and cost management.  The Utility Segment must create a competitive advantage
 2             in the way we design and implement system unbundling; process redesign,
 3             including technology enhancements, culture change; and marketing programs,
 4             including market research and development of new products and services.  In this
 5             changing environment, we must also continue to operate our system in a manner
 6             that will enable us to provide the highest levels of reliability and safety.
 7
 8     Q.      Please describe the Utility Segment's efforts to achieve its growth objectives.
 9     A.      The Utility Segment is pursuing a strategy of accelerating our rate of growth by
10             delivering more choices, introducing more products and services to more
11             customers, and improving the Customer Services Delivery process through
12             technology and process enhancements.  The growth in revenues attributable to
13             these efforts will enable the Utility Segment to keep rates to our customers as low
14             as possible.
15
16             New Hampshire represents a significant growth opportunity for the Company,
17             when new upstream capacity becomes available in the next few years.  Northern,
18             like many LDCs in New England, has a relatively undersaturated market compared
19             with the rest of the nation.  There are approximately 16,200 potential customers
20             that are located along our distribution system in New Hampshire who do not
21             currently use natural gas.  There are also approximately 1,500 low-use customers
22             in New Hampshire who can be cost effectively converted to natural gas heating
23             and other end uses.  All of the projects that will be bringing new gas supply
24             capacity into New England will give us the opportunity to aggressively add load
25             along our existing distribution system as well as in new areas through traditional
26             methods and through marketing alliances.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 9 of 27



 1             Our growth potential has been enhanced by organizing around business processes.
 2             All activities that involve some aspect of serving our customers are grouped
 3             together in the Customer Services Delivery process.  A particular example of our
 4             growth-oriented reorganizing in the Customer Services Delivery process was
 5             combining the sales and customer connect activities to ensure that new customers
 6             are served effectively and efficiently.  Our growth potential has also been enhanced
 7             by a heightened focus on marketing activities and by recruiting new marketing
 8             employees from outside the utility industry.  Finally, our growth orientation has
 9             been enhanced by our Customer Choice initiatives and the creation of a new
10             Marketer Services subprocess designed to make the Utility Segment's Customer
11             Choice initiative more attractive to high quality marketers.
12
13     Q.      Please describe the Utility Segment's efforts to achieve its customer service
14             objectives.
15     A.      As I have already discussed, our Customer Choice initiatives are critical elements
16             in our growth focus.  Customer Choice is also key to achieving our customer
17             service objectives.  Through our Customer Choice efforts, we can offer customers
18             opportunities to save on their gas costs, and to obtain other products and services
19             from marketers.  Working with retail marketers as trade allies allows us to increase
20             our growth rate by cost-effectively leveraging our marketing efforts and increasing
21             our existing and potential customers' awareness of the benefits of natural gas.
22
23             The Utility Segment has plans, which are in different stages of development and
24             implementation, to improve customer service through the introduction of new
25             products and services, and the development of new processes and technologies.
26             The major customer service process and technology initiatives include our mobile
27             data project, which involves installing networked laptop computers in all service

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 10 of 27



 1             vehicles and implementation of new call center technologies and processes, E.G.,
 2             web site accessible customer information an Integrated Voice Response system,
 3             and call center process redesign.
 4
 5     Q.      Please describe the Utility Segment's Customer Choice efforts.
 6     A.      The Utility Segment's ongoing commitment to leadership in Customer Choice is
 7             well-known in New England and is recognized nationally.  We began to develop
 8             our approach to Customer Choice in 1996 through the Pioneer Valley Customer
 9             Choice residential pilot program in Massachusetts.  As a result of this
10             collaboratively designed program, ten retail marketers competed and won the right
11             to serve up to 10,000 of our 80,000 customers in the Company's Springfield,
12             Massachusetts field location.  The enrollment period was closed at the beginning of
13             the 1996/97 winter season with 6,500 customers enrolled.  An enhanced program,
14             Choice Advantage from Bay State, was implemented in August 1997.  As of
15             March 1, 1998, approximately 24,000 residential and 3,300 small commercial and
16             industrial customers have elected to purchase their natural gas commodity from a
17             retail marketer.  We estimate that each of these customers is realizing 7-13% gas
18             cost savings and receiving other benefits from a competitive marketplace.  These
19             learning opportunities will provide benefits to Northern's customers in New
20             Hampshire and Maine.
21
22     Q.      Please describe the Utility Segment's efforts to meet its cost management goals.
23     A.      Our cost management efforts are producing substantial efficiency and
24             implementation of improvements through initiatives to redesign business processes
25             and through the implementation of a more streamlined and effective organization.
26             The major initiatives that are key to our cost management focus include a new
27             customer information system; supply chain redesign in the areas of construction

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 11 of 27



 1             and restoration; warehouse/inventory and fleet management; the mobile data
 2             project; and the new call center technologies and process improvements in
 3             Services Delivery.  Each of these efforts is substantial in its own right and,
 4             considered together, they are the product of a company committed to achieving
 5             maximum efficiency in overall operations and high customer service levels.
 6
 7     Q.      Have your cost management initiatives been successful?
 8     A.      Yes, Schedule JDS-1 attached to my testimony demonstrates how our cost
 9             management initiatives have contributed to lower rates for our customers.
10
11     Q.      What challenges does the Utility Segment face in furthering its vision?
12     A.      Periods of rapid transition in any industry present both challenges and
13             opportunities.  Our vision and the initiatives that we have implemented so far
14             position the Utility Segment to successfully capitalize on these opportunities and
15             provide the maximum benefits of a restructured industry to our customers,
16             shareholders and employees.  However, there are still significant challenges to
17             achieving the Utility Segment's growth, customer service and cost management
18             objectives.
19
20             Continuing to grow in an under-saturated service territory and maximizing new
21             growth opportunities will require substantial capital investments.  Over the past
22             three years, the Utility Segment has invested more than $90 million in system
23             growth and replacement.  Of that amount, Northern has expended approximately
24             $30 million for basic system requirements and system growth, with approximately
25             half of this amount spent in New Hampshire.  This represents approximately a fifty
26             percent increase to rate base over this period.  Northern has partially funded these
27             capital requirements through retained earnings; Norther has not paid dividends to

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 12 of 27



 1             Bay State.  However, almost immediately Northern and Granite face significantly
 2             increased capital requirements related to infrastructure investments and expansions
 3             associated with new gas supplies that are coming into the region.  Granite's current
 4             financial position makes it impossible to support investments in PNGTS and Wells
 5             LNG without the financial support of a strong parent.  Northern will need the same
 6             financial support from a strong parent to meet the demands for increased
 7             infrastructure investments.
 8
 9             In addition, the Utility Segment's experience to date with initiatives to unbundle,
10             redesign processes, change culture and enhance marketing capabilities has
11             demonstrated how difficult it is for the Utility Segment acting alone, to achieve its
12             objectives.  Scale, such as would result from a merger, would greatly improve the
13             Utility Segment's ability to realize our vision.  Scale reduces the costs and risks of
14             developing new systems and processes by spreading the costs over a larger
15             customer base.  Scale also provides a wider and deeper pool of management and
16             technical resources from which to draw in designing, developing and implementing
17             initiatives.
18
19     V.      THE MERGER WITH INDUSTRIES
20
21     Q.      Does the merger with Industries create the means by which the Utility Segment
22             can realize the opportunities and address the challenges previously discussed?
23     A.      Yes, it does.  We have created a strategic merger with Industries which will help in
24             realizing the opportunities and addressing the challenges.
25
26     Q.      Why do you refer to this combination as a "strategic merger."

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 13 of 27



 1     A.      This is a strategic merger because the vision of both Industries and the Company is
 2             to create a merged entity that will provide the Utility Segment, as a free standing
 3             business unit, with the financial strength to expand its systems and provide a broad
 4             range of high quality, competitively priced products and services to its customers
 5             in a restructured energy industry.  The strategic merger with Industries places a
 6             strong emphasis on leveraging the Company's vision, strategy, processes,
 7             management and workforce capabilities to take advantage of attractive
 8             opportunities in New England for business growth and expansion.
 9
10             As further explained by Mr. Maassel, Industries did not desire a combination with
11             a company that would require employee reductions in order to generate lower
12             costs and short-term earnings.  Rather, Industries plans to harness the talents of
13             the Company and their own skilled work force to grow the Company.  Industries
14             and the Company envision that new demands will be placed on utilities by retail
15             customers and competitive suppliers, which require a combination of significant
16             scale and an engaged and creative workforce to satisfy those demands effectively.
17
18     Q.      Why is Industries an attractive partner for the Company?
19     A.      There are a number of reasons why Industries is an attractive partner for the
20             Company.  The merger will result in a combination of complementary companies
21             with comparable visions, business approaches and cultures that will be positioned
22             for success in a rapidly changing industry.  Achieving the future financial success
23             associated with the Company's vision requires combining with an entity that
24             represents a good cultural match.  The ability to retain our culture, including the
25             emphasis on continued learning and working collaboratively with stakeholders
26             within and beyond the boundaries of the corporation, is particularly important to

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 14 of 27



 1             the Company and was an explicit criterion in the Company's search for a merger
 2             candidate.
 3
 4             Industries' financial strength will enhance the Utility Segment's ability to invest in
 5             the infrastructure necessary to take advantage of the opportunities to expand the
 6             use of natural gas in New England.  As I have already discussed, the Company has
 7             greater investment needs than its current ability to generate cash internally to make
 8             those investments.  Industries, on the other hand, is generating sufficient cash to
 9             make investments in the attractive opportunities in the Company's service areas.
10             For example, in 1997 Industries generated cash from operating activities after
11             dividends that was almost $100 million more than its construction requirements.
12
13             The scale achieved through the merger is also important.  The merged company
14             will be the largest LDC in New England and the tenth largest LDC in the U.S. with
15             approximately one million retail gas customers as well as an additional 400,000
16             electric customers.
17
18             The Industries merger provides us with the ability to develop and implement new
19             systems and processes more effectively, including those associated with Customer
20             Choice.  Many of the costs associated with these investments do not increase
21             proportionately with the size of an LDC's customer base.  Therefore, opportunities
22             to undertake these efforts jointly may result in development efficiencies.  While we
23             have aggressively pursued opportunities to capture scale economies through
24             alliances and intend to continue to do so, the merger with Industries is a more
25             effective approach given the effort required to identify, develop and maintain less
26             formal relationships.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 15 of 27



 1             Finally, the merged entity will have a larger and more diverse gas supply and
 2             capacity portfolio, enabling it to take advantage of increased integration in North
 3             American wholesale gas markets as well as the diversity in weather patterns
 4             between the Midwest and New England markets.  The merged company will be
 5             able to capitalize on opportunities in a changing marketplace including those made
 6             possible by common sources of supply, common transportation paths, and by the
 7             further development of regional trading centers or "market hubs".
 8
 9     Q.      Why isn't Northern proposing an alternate rate plan as part of the request for
10             approval of the proposed merger?
11     A.      Northern has not had a general base rate increase since 1992 and has no immediate
12             plans to seek an increase.  Northern is not proposing a rate freeze at this time
13             because there are many events about to unfold in New Hampshire independent of
14             the merger, that potentially have an impact on Northern's rates and therefore make
15             a commitment to a rate freeze premature. These major events are related to the
16             future of Granite State, rate redesign, unbundling and potential customer bypass.
17             Over time, as these initiatives are implemented or their outcome is known with
18             greater certainty and the benefits of the merger are realized, Northern could be in a
19             better position to commit to rate stability.
20
21     VI.     THE MERGER IS CONSISTENT WITH THE PUBLIC INTEREST
22
23     Q.      Please describe the standard that you expect the Commission to apply in its review
24             of the proposed merger transaction.
25     A.      My understanding is that the Commission should approve the transaction if it finds
26             that the proposed merger is consistent with the public interest.  This means that on
27             balance, customers are  not harmed by the transaction.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 16 of 27



 1     Q.      Why do you believe the merger is consistent with the public interest?
 2     A.      First, I believe this merger provides benefits for Northern's customers and no
 3             detriments.  In particular, the merger creates an entity that will have the financial
 4             strength, capabilities, and vision that are absolutely necessary to provide customers
 5             with the service that they will be expecting and will be entitled to in a restructured
 6             natural gas industry.  The merged company will maintain the Utility Segment's
 7             commitment to serving our customers through Customer Choice, providing
 8             additional products and services, and enhancing the customer service
 9             infrastructure.  The merged company will also allow the Company to continue its
10             commitment to expanding natural gas use in the region, maintaining system safety
11             and reliability, operating efficiently and managing costs.   Each of these attributes
12             will provide benefits to our customers, and will, therefore, satisfy the requirements
13             of the statute for approving a merger transaction.
14
15     Q.      What impact will the proposed merger have on customer service?
16     A.      As I have already discussed, the Utility Segment has aggressive plans, in different
17             stages of development and implementation, to improve customer service through
18             the introduction of new products and services, the deployment of new technologies
19             and increasing efficiency.  The proposed merger will enhance the Utility Segment's
20             ability to achieve its customer service objectives.  Northern will work with the
21             Commission and customers to demonstrate its commitment to high quality of
22             service levels.
23
24     Q.      What impact will the merger have on the ability of the Company to make future
25             investments in natural gas infrastructure?
26     A.      The Company's ability to invest in infrastructure will be enhanced as a result of the
27             merger.  Northern will have increased access to capital as a result of being part of

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 17 of 27



 1             the larger Industries system.  This greater access to capital will enhance Northern's
 2             ability to respond to the growth opportunities in New Hampshire and Maine when
 3             new projects are developed.
 4
 5     Q.      What impact will the merger have on competition?
 6     A.      The Company's commitment to expanding competition through Customer Choice
 7             and working with marketers as trade allies will be enhanced by the merger.  Plus,
 8             as I have already discussed, with Northern's greater ability to invest in necessary
 9             infrastructure to expand the use of natural gas and the continued focus on cost
10             management and competitive rates, both competition and economic development
11             will be enhanced.
12
13     Q.      Will any Utility Segment jobs be lost as a result of the merger?
14     A.      No jobs will be lost as a  result of  this merger, which is driven primarily by
15             strategic, rather than synergistic considerations.  The Utility Segment has
16             undertaken significant restructuring and reorganization over the past two years,
17             which already has resulted in workforce reduction; we will continue with our plans
18             to implement ongoing initiatives as well as to identify additional measures to
19             increase efficiency.  Some of these initiatives may result in workforce reductions,
20             however, the need for these activities is driven by changes in the industry and not
21             by this transaction.
22
23     Q.      Has Northern quantified any opportunities and initiatives for savings as a result of
24             this merger?
25     A.      As previously discussed, the business motivation for this merger is centered around
26             the Company's growth opportunities rather than reducing costs by eliminating
27             duplicated positions.  We expect some reduced costs associated with certain

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 18 of 27



 1             corporate functions, such as investor relations, shareholder services and directors'
 2             fees.  Cost savings for these types of services that no longer have to be performed
 3             at the Bay State or Northern level will still have to be performed by Industries, and
 4             Northern will be allocated a share of these expenses, but the net result should be a
 5             savings to Northern.
 6
 7     Q.      What opportunities for gas supply-related savings will result from the merger?
 8     A.      After the merger there will be a formal relationship between the gas supply
 9             operations of Bay State, Northern and Industries that will create potential
10             opportunities to capitalize on unique market conditions that may occur from time
11             to time.  A closer integration of the Industries and Bay State gas supply operations
12             will better position the combined companies to take advantage of operating
13             economies and efficiencies over time that will yield savings from coordinated
14             planning and management of the respective portfolios.
15
16             Due to the rapid changes in gas markets, it is difficult to predict the sources of
17             value which will arise in the future.  At the moment, both Northern and Industries
18             purchase gas from the supply basins in the Texas-Louisiana area and hold capacity
19             on the Tennessee pipeline.  These common resources may present immediate
20             opportunities to benefit customers.  In the future, Bay State and Industries will
21             exploit market opportunities that develop as markets evolve.  We anticipate that
22             new projects and market structures, which will increase gas flowing to New
23             England from the Midwest and Canada, will provide more options to create value
24             for Northern customers.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 19 of 27



 1     Q.      How will the gas supply savings arise?
 2     A.      The ability to capitalize on opportunities in the geographically separated wholesale
 3             markets in which the two companies participate is best illustrated by means of an
 4             example.  A day that is colder than normal in Indiana and warmer than normal in
 5             New Hampshire, Maine and Massachusetts may present an opportunity for a
 6             transaction between the merger partners that produces additional value beyond
 7             what market participants that do not have a presence in both the Midwest and New
 8             England could produce.  On such a day, Northern and Bay State may have supplies
 9             available in the Gulf Coast that can be delivered via its Tennessee capacity to
10             Midwestern Pipeline at an interconnect at Portland, Tennessee.  This supply could
11             then be delivered via Northern Indiana's Midwestern capacity to the Chicago
12             market.  This transaction may generate a premium for Northern and Bay State's
13             excess supply due to the use of the two companies' assets, and market information
14             that would not be otherwise available.  The benefits derived from opportunities
15             such as this would flow to Northern's customers through the existing cost of gas
16             adjustment clause.  Capitalizing on market situations will be achieved with supply
17             and capacity resources that are in excess of either utility's core market
18             requirements at any given point in time.  Thus, these situations will be pursued
19             with the merger partner only when there is benefit from the transaction that is
20             incremental to what other representative transactions may have created.
21             Identification and pursuit of such opportunities will be a priority.
22
23     VII.    POST-MERGER UTILITY SEGMENT OPERATIONS
24
25     Q.      What impact will the merger have on Northern's operations in New Hampshire?
26     A.      Northern's operations will not be affected by the merger.  Northern's presence in
27             Portsmouth, New Hampshire, and Portland, Maine will not be affected by the

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 20 of 27



 1             merger.  The Portsmouth and Portland offices currently provide Distribution,
 2             Service, Metering, Sales, Resource Deployment and Utility Segment Culture for
 3             New Hampshire and Maine, respectively, as well as for the Lawrence,
 4             Massachusetts field locations of Bay State.   At present, the Portsmouth Office
 5             also provides call center services for customer calls in both New Hampshire and
 6             Maine.  There are currently plans unrelated to the merger for these operations to
 7             be consolidated in Springfield, Massachusetts, as a result of business process
 8             improvements.  There will be no changes in the nature, including quality or
 9             location, of these services directly attributable to the merger.
10
11     Q.      Will the merger have an impact on the Utility Segment's organizational structure?
12     A.      No, the Utility Segment's organization around major business processes and
13             sub-processes, which was implemented in the Spring of 1996, will not be affected
14             by the merger.  The leaders of the Utility Segment's business processes, I.E.,
15             Customer Services Delivery; System Maintenance and Construction; Regulatory,
16             Pricing and Cost Management; Gas Control; Business Process Improvement; and
17             Utility Segment Culture, will continue to report to the Utility Segment leader, the
18             position that I currently hold.
19
20     Q.      What services does the Utility Segment currently receive from other groups within
21             the Company?
22     A.      The Utility Segment currently receives support services from the Corporate
23             Finance, Information Services, Legal Services, Energy Ventures, Corporate
24             Communications and the Culture Development groups. Because this organizational
25             structure has contributed significantly to the Utility Segment's success, we do not
26             expect significant changes to that structure.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 21 of 27



 1     Q.      Will the Utility Segment be acquiring support services from Industries after the
 2             merger?
 3     A.      The Utility Segment is currently driven by cost management objectives to acquire
 4             support services as effectively and efficiently as possible.  Post-merger, the Utility
 5             Segment will acquire support services from Industries or from the Company's
 6             support services organizations based on factors that include cost effectiveness and
 7
 8             ability to meet the Utility Segment's business needs.
 9     Q.      Will the current service agreement with Bay State be affected by the merger?
10     A.      At this time, Northern does not believe amendments to the service agreement
11             would be required.  After the transaction is completed, Northern will amend the
12             contract if the nature of services provided to Northern are determined to require an
13             amendment, and the revised contract will be filed for Commission review and
14             approval.
15
16     Q.      Will the merger have an impact on the Utility Segment's budget process?
17     A.      As Leader of the Utility Segment I am currently responsible for initial review and
18             approval of the capital and operating expense budgets for Northern as prepared by
19             the leaders of the major business processes that report to me. The budget is
20             subsequently reviewed and approved by both the Northern and the Bay State
21             Boards of Directors.  The merger will not affect the process for initial budget
22             preparation nor the approval by the appropriate company Board which will then be
23             followed by final approval by the Industries Board.
24
25     Q.      How does Northern currently finance its operations?
26     A.      Northern currently finances its long-term debt independent of its parent, and has
27             long-term notes totaling $28 million from three private placements, plus a

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 22 of 27



 1             Revolving Credit Agreement of $18 million. The Company's short-term debt
 2             requirements are currently met by participating in a Debt Pooling Agreement
 3             between itself, Bay State and Granite State Gas Transmission, Inc.  The
 4             Company's equity consists of equity investments from Bay State and the
 5             accumulation of retained earnings from prior years' operations.
 6
 7     Q.      How does Northern expect to finance its operations after the merger has been
 8             approved?
 9     A.      Northern will continue to maintain the options it currently has for raising capital.
10             However, as a member of the Industries corporate family, Northern will have
11             additional options such as a financing package for all Industries' subsidiaries or a
12             package which provides financing only for the regulated utilities within Industries.
13
14     Q.      How will the merger be recorded for accounting purposes?
15     A.      There are two different accounting methods used when companies merge:  pooling
16             accounting and purchase  accounting.  Purchase accounting will be used to record
17             this transaction.
18
19     Q.      Please describe purchase accounting.
20     A.      Purchase accounting for this transaction will result in an acquisition premium that
21             will be recorded on the books of Northern, consistent with regulatory accounting
22             practices.  This acquisition premium is expected to be amortized over 40 years.
23
24     Q.      How will the acquisition premium be treated by Industries?
25     A.      As Mr. Maassel testifies, Northern is not seeking recovery of the acquisition
26             premium at this time.  However, we request the Commission to include in its
27             approval of this transaction a finding that Northern may request recovery of the

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 23 of 27



 1             annual amortization of the acquisition premium expense in future rate proceedings
 2             to the extent offset by demonstrable merger-related savings.
 3
 4     VIII.   THE ALTERNATIVE CORPORATE STRUCTURES AND IMPACT ON THE
 5             UTILITY SEGMENT
 6
 7     Q.      Please describe the alternative corporate structures for the transaction.
 8     A.      The corporate structures affect the manner in which the regulated utility businesses
 9             are incorporated into the existing Industries structure.  Specifically, the
10             combination can be structured in one of two ways:
11
12             (1)      PREFERRED MERGER STRUCTURE:  Bay State Gas and Northern Utilities
13                      would each become wholly-owned subsidiaries of Industries, an
14                      exempt utility holding company, and operate as stand-alone
15                      corporations while Granite and its subsidiaries would be placed with
16                      the FERC-regulated and the unregulated parts of Industries,
17                      respectively; or
18
19             (2)      ALTERNATIVE MERGER STRUCTURE:  Bay State and Northern Utilities are
20                      each merged into Northern Indiana, a distribution company subsidiary
21                      of Industries, and operate as divisions of this subsidiary, while Granite
22                      and its unregulated subsidiaries would be placed with the FERC-
23                      regulated and the unregulated parts of Industries, respectively.  Thus,
24                      this alternative is identical to the preferred merger structure except for
25                      the decision on where Bay State and Northern fit within the Industries
26                      family.
27

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 24 of 27



 1             Bay State and Industries strongly advocate the Preferred Merger Structure and
 2             respectfully urge the Commission to inform the SEC that it also supports this
 3             structure.  However, in the event that the SEC makes a determination as part of its
 4             regulatory review that the Preferred Merger Structure would require Industries to
 5             relinquish its exempt status, the companies will implement the Alternative Merger
 6             Structure to complete the merger.  The Alternative Merger Structure does not
 7             require SEC approval.  Northern is requesting that the Commission approve the
 8             merger under either of the two corporate structures.
 9
10     Q.      To accomplish the merger, what other action is required?
11     A.      Northern has proposed special legislation in New Hampshire to remove the
12             requirement for local incorporation and allow Northern to merge with Northern
13             Indiana, an Indiana corporation, under the alternative structure.  The bill was
14             passed unanimously by the New Hampshire Senate and is presently before the
15             House.  We expect that the House will also pass the bill in the near future so that,
16             if necessary, the alternative merger structure can be accomplished.
17
18     Q.      What impact will the merger have on the Utility Segment under both of the
19             corporate structures?
20     A.      The Utility Segment will continue to operate much as it does today under either
21             structure.  Industries' management approach is very similar to Bay State's in this
22             regard.  The management structure under both of the alternative structures would
23             vary in order to accommodate the different affiliate relationships, but the
24             fundamental philosophy will not change.
25
26             Under the preferred structure, the Utility Segment's gas distribution businesses, i.e.
27             Bay State and Northern, as affiliates of Industries will be separate corporate

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 25 of 27



 1             entities with their own boards of directors.  Under the alternative structure, Bay
 2             State and Northern's management structures will remain the same, however, there
 3             will not be separate boards of directors.
 4
 5             Today, the Utility Segment has broad decision-making authority and is held
 6             accountable for those decisions.  Bay State's management structure and
 7             process-based organizational structure will remain the same when the merger is
 8             finalized under either structure.
 9
10     Q.      Why does the Company strongly advocate the Preferred Structure?
11     A.      We advocate the preferred structure because it is "cleaner".   That is, Northern and
12             Bay State will continue to be separate corporations with their own books and
13             records and not divisions of Northern Indiana.  Northern will enter into its own
14             contracts and have its own capital structure with the costs, benefits and risks of
15             those arrangements attributable more directly to Northern.  Thus, the preferred
16             structure accommodates implementation of the desired ongoing accountability for
17             the Utility Segment in a more efficient manner.  Similarly, it also provides
18             somewhat simpler regulatory oversight of the Utility Segment's jurisdictional
19             services.  As Mr. Maassel points out, the reason an alternative approach is being
20             considered is solely as a contingency measure to preserve Industries' current status
21             as an exempt holding company under the 1935 Public Utilities Holding Company
22             Act.
23
24     Q.      Will either structure have any impact on the ability of the Commission to regulate
25             Northern?
26     A.      No.  Under either structure, the Commission's ability to carry out its role of
27             overseeing Northern's rates, service reliability and safety will remain unchanged.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 26 of 27



 1             As I have previously indicated, the Utility Segment will continue to operate in
 2             much the same manner as it does today, governed by regional management and
 3             with the ability for continued review of financial and operational performance.  The
 4             Utility Segment will be responsive to the Commission, as well as to the Public
 5             Utilities Commission in Maine and the Massachusetts Department of
 6             Telecommunications and Energy, in addressing any concerns regarding regulatory
 7             oversight.  While neither structure diminishes the Commission's ability to regulate
 8             the Utility Segment, Northern requests that the Commission indicate to the SEC,
 9             and affirm in its final order on the merger its support for the preferred merger
10             structure.
11
12     IX.     CONCLUSION
13
14     Q.      Please summarize your recommendations.
15     A.      Northern requests that the Commission approve the merger without condition and
16             that the Commission formally support the preferred structure of the merger.
17             Specifically my testimony indicates that:
18
19             -        the merger, as proposed, is consistent with the interests of Northern's
20                      customers;
21             -        the merger will enable Northern to expand its service offerings to meet the
22                      demands of the new market environment;
23             -        the merger will extend the benefits of preceding Company initiatives
24                      designed to offer choice to our customers, reduce costs, and improve
25                      customer service;
26             -        the merger is necessary to provide the financial strength necessary to take
27                      advantage of future growth opportunities; and

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 27 of 27



 1             -        Northern's operations will not be adversely affected by the merger under
 2                      either the preferred or alternative structure.
 3
 4     Q.      Does this conclude your prepared direct testimony.
 5     A.      Yes, it does.
 6
 7
 8
 9

/TABLE

                                                                EXHIBIT B


                           STATE OF NEW HAMPSHIRE

                                 BEFORE THE

                         PUBLIC UTILITIES COMMISSION







                            Docket No. __________











                     DIRECT TESTIMONY OF MARK T. MAASSEL
                    ON BEHALF OF NIPSCO INDUSTRIES, INC.






                               March 20, 1998

                              TABLE OF CONTENTS

                                                                     Page
                                                                     ----

   I.     Introduction . . . . . . . . . . . . . . . . . . . . . . . .  1

   II.    Purpose and Scope of Testimony . . . . . . . . . . . . . . .  2

   III.   Description of Industries' Corporate Family  . . . . . . . .  3

   IV.    Industries' Merger Objectives  . . . . . . . . . . . . . . .  7

   V.     Benefits from the Merger . . . . . . . . . . . . . . . . . . 13

   VI.    Description of the Merger Transaction  . . . . . . . . . . . 15

   VII.   Discussion of Acquisition Premium  . . . . . . . . . . . . . 17

   VIII.  Conclusion . . . . . . . . . . . . . . . . . . . . . . . . . 20



   Schedules

   MTM-1     Schematic Representation of Industries Corporate Family

   MTM-2     Annual Report

   MTM-3     Schematic Representation of Industries' Post-Merger
             Corporate Structure Under
             Both Preferred and Alternative Structures

   MTM-4     Merger Agreement

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 1 OF 22



 1                                                     STATE OF NEW HAMPSHIRE
 2                                                  PUBLIC UTILITIES COMMISSION
 3                                              DIRECT TESTIMONY OF MARK T. MAASSEL
 4
 5         INTRODUCTION
 6         Q.      Please state your name and business address.
 7         A.      My name is Mark T. Maassel and my business address is 801 East 86th Avenue,
 8                 Merrillville, IN 46410.
 9
10         Q.      Please describe your current position and responsibilities.
11         A.      I am a Vice President for NIPSCO Industries Management Services Company.  In this
12                 role, I am the corporate officer within NIPSCO Industries, Inc. ("Industries") having
13                 direct responsibility for the proposed merger with Bay State Gas Company ("Bay State"),
14                 which is the parent of Northern Utilities, Inc. ("Northern"), a company regulated by this
15                 Commission.  My responsibilities included negotiations of the merger agreement
16                 between Bay State and Industries.  I am also responsible for coordination of the activities
17                 needed to support the completion of the merger.
18
19         Q.      Please describe your background and prior experience.
20         A.      I have been an employee in the Industries corporate family since 1977.  Prior to
21                 assuming my current position in 1997, I was Vice President of Marketing and Sales for
22                 Industries.  In this role I was responsible for the promotion and sales of products of
23                 Industries' subsidiaries.  Prior to that I was Vice President, Electric Service and Sales,

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 2 OF 22



 1                 with responsibility for Northern Indiana Public Service Company's ("Northern Indiana")
 2                 electric transmission and distribution operations and for gas construction activities.  Prior
 3                 to that I served as Director of Northern Indiana's Central Region, where I was
 4                 responsible for gas and electric transmission and distribution operations, and previously
 5                 was Manager of Environmental Affairs.  I have a J.D. degree from IIT Chicago Kent
 6                 College of Law and a B.S. in Civil Engineering from the University of Minnesota.
 7
 8         Q.      Have you previously testified before the Commission or other regulatory agencies?
 9         A.      I have not previously testified before the Commission but I have presented testimony
10                 before the Indiana Utility Regulatory Commission and, in connection with the merger,
11                 will be presenting testimony before the Department of Telecommunications and Energy
12                 of the Commonwealth of Massachusetts and the Maine Public Utilities Commission.
13
14         PURPOSE AND SCOPE OF TESTIMONY
15         Q.      What is the purpose of your testimony?
16         A.      The purpose of my testimony is to introduce Industries to the Commission, offer
17                 Industries' perspective on this transaction and provide some additional details about the
18                 merger beyond those presented by James D. Simpson on behalf of Northern.  I will also
19                 describe how Industries plans to manage its new investment in Northern and will provide
20                 Industries' view as to the benefits of the proposed merger to Northern's customers and to

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 3 OF 22



 1                 the region.  I also will be the witness who is primarily responsible for responding to any
 2                 questions about the merger agreement between Bay State and Industries.
 3
 4         DESCRIPTION OF INDUSTRIES' CORPORATE FAMILY
 5         Q.      Please describe Industries for the Commission.
 6         A.      Industries is an energy and utility holding company whose principal operating subsidiary
 7                 is Northern Indiana.  Northern Indiana supplies gas and electric service in an area of
 8                 about 12,000 square miles in the northern portion of Indiana with a population of over 2
 9                 million.  Presently it serves approximately 662,000 gas customers and 416,000 electric
10                 customers.  Industries has two additional subsidiaries that are gas distribution companies:
11                 Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc.
12                 These companies' service territories are contiguous to Northern Indiana's gas service
13                 territory and they collectively serve approximately 67,000 customers.
14
15                 Industries also owns:
16                          -       Crossroads Pipeline Company, an interstate natural gas pipeline regulated
17                                  by the Federal Energy Regulatory Commission that serves the Chicago
18                                  market center, and in the future may also serve the Northeast market
19                                  through its tie with CNG Transmission Corp., an unaffiliated pipeline
20                                  which is a subsidiary of Consolidated Natural Gas Co.;
21

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 4 OF 22



 1                          -        NIPSCO Development, which holds various Industries' investments
 2                                  including real estate and venture capital investments;
 3                          -       NI Energy Services, Inc., Industries' unregulated energy service company
 4                                  which provides its customers with energy management services such as
 5                                  energy conservation, lighting retrofits and upgrades, and energy
 6                                  commodity products;
 7                          -       Primary Energy Inc., which arranges energy-related projects with large
 8                                  industrial customers; and
 9                          -       NIPSCO Capital Markets, Inc, which handles financing for ventures
10                                  engaged in by Industries' corporate family.
11
12                 Industries also owns IWC Resources Corporation, a holding company with seven
13                 subsidiaries.  Through IWC Resources, Industries indirectly owns two regulated water
14                 utilities, Indianapolis Water Company and Harbor Water Corporation, which provide
15                 service to approximately 246,000 customers in Indianapolis and surrounding areas in
16                 central Indiana.  IWC Resources also has five unregulated subsidiaries:
17                          -       SM&P Utility Resources, Inc, which performs underground utility
18                                  locating and marking services;
19                          -       Miller Pipeline Corporation, which installs underground gas pipelines;
20                          -       Waterway Holdings, Inc., which owns real estate;

                                                                               PREPARED DIRECT TESTIMONY OF
                                                                                            MARK T. MAASSEL
                                                                                               PAGE 5 OF 22



 1                          -       Utility Data Corporation, which provides customer relations, customer
 2                                  billing and other data processing services for IWC Resources' two water
 3                                  utilities and for other water and sewer utilities; and
 4                          -       IWC Services, Inc., which provides wastewater treatment facility
 5                                  operations and laboratory water testing services.
 6
 7                 Industries' regulated utilities that provide gas, electric and water service, together with
 8                 our unregulated subsidiaries, offer a full range of diversified products and services to our
 9                 customers.
10
11                 Attached as Schedule MTM-1 to my testimony is a schematic representation of the
12                 Industries corporate family and the manner in which the subsidiaries I have described are
13                 directly and indirectly held.  I have also attached as Schedule MTM-2 Industries' most
14                 recent annual report, which provides additional information about the Industries'
15                 corporate family.
16
17         Q.      Please describe generally Industries' corporate goals.
18         A.      Industries seeks to achieve growth by being the premier supplier of energy products and
19                 services to our customers.  Because we deal directly with our customers, this goal
20                 requires us to provide high levels of customer service in a cost-competitive manner.
21                 Hence, we seek to achieve growth principally through providing our customers with the

                                                                               PREPARED DIRECT TESTIMONY OF
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                                                                                               PAGE 6 OF 22



 1                 highest quality services at a reasonable and competitive cost.  We have managed our
 2                 costs aggressively and meet new challenges without resorting to rate relief as the primary
 3                 means of funding our growing businesses.  We are strongly dedicated to customer
 4                 service, and we have embraced fair competition as a means of allowing our customers to
 5                 maximize the benefits they can obtain from diverse energy resources.
 6
 7                 We have proactively sought to meet the environmental objectives that are a crucial
 8                 component of the changing energy business.  We have worked with our employees to
 9                 provide them with personal opportunities for growth and success and, through their skills
10                 and motivation, to build our family of companies.  In both the near term and the long
11                 term, this growth through customer satisfaction and managed success in our markets will
12                 increase our shareholders' earnings and grow the value of their investment.
13
14                 Comparing Industries' corporate goals with those described by Mr. Simpson, it quickly
15                 becomes apparent that our goals are similar in many respects to those of Bay State and
16                 Northern.  We both believe strongly in advancing fair competition in the energy
17                 industries through open collaboration with all interested stakeholders.  We both strive for
18                 an open and constructive relationship with our regulators in order to advance these goals.
19                 We both are working to improve customer service and to optimize value to our customers
20                 for energy services.  We both seek to increase the value of our employees through
21                 training and by providing needed business information.  We both have worked to grow

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                                                                                               PAGE 7 OF 22



 1                 the value of our companies for our shareholders by increasing market and customer share
 2                 -- issues that I will expand upon later in my testimony.
 3
 4         INDUSTRIES' MERGER OBJECTIVES
 5         Q.      What attracted Industries to Bay State as a potential merger candidate?
 6         A.      Industries has been active in expanding its business base for several years now and has
 7                 been considering strategies to benefit from emerging competition in the energy
 8                 industries. About a year ago we were approached by representatives of Bay State to
 9                 discuss potential strategic benefits from a business combination.  With increased
10                 competition, Industries and Bay State each had observed the growth of nationally-based
11                 energy service providers and a parallel trend toward consolidation and integration of
12                 electric and gas utilities.
13
14                 We encouraged continued discussions about a possible combination of Industries and
15                 Bay State, and the two companies began formal meetings in May 1997 to explore how a
16                 consolidation of our businesses could achieve each company's strategic goals.  Through
17                 the Summer and Fall of 1997 we analyzed potential benefits and the legal and regulatory
18                 issues raised by a potential combination, and concluded that strategic opportunities to
19                 achieve growth in Industries' and Bay State's utility and non-utility operations, including
20                 Northern's operations, made a business combination appealing.  As I indicated earlier,
21                 corporate goals and objectives of each company are compatible, and we learned that our

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 1                 respective managements fit together well.  In the latter part of 1997 we began to
 2                 negotiate the merger agreement, which was executed on December 18, 1997, followed by
 3                 a public announcement.
 4
 5                 Industries saw the combination with Bay State and Northern to be of great strategic
 6                 benefit because of the opportunities for growth in the under-saturated gas market in New
 7                 England and the geographic diversity and differences in regional economic factors.  As a
 8                 part of our competitive strategy, we seek to grow the number of customers whom we
 9                 serve.  Our experience and commitment to this business will be a competitive advantage.
10                 This factor highlights the excellent fit of Bay State's businesses, operations, and assets,
11                 including Northern, with our businesses, and the opportunities that we could bring to our
12                 customers as a combined company through our ability to offer a broader spectrum of
13                 energy and related services.
14
15                 Because of the strategic advantages that a combination with Bay State offered and our
16                 confidence in its ability to grow its customer base and expand its product and service
17                 offerings, Industries was able to pay a premium over book value to acquire Bay State,
18                 which I will discuss in more detail later in my testimony.  We were satisfied that the
19                 corporate cultures and goals for growth of our respective energy businesses were
20                 compatible, and we shared a vision for customer choice, customer service, and cost
21                 management, to the benefit of customers, employees and shareholders.

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 1         Q.      What are Industries' objectives in accomplishing the merger?
 2         A.      We want to create a combined company that is capable of competing successfully for the
 3                 long-term loyalty of more customers, increasing the number of its customers using gas as
 4                 their primary energy source, and its market share for products and services in a
 5                 restructured energy industry.  Importantly, the merger will provide Bay State and
 6                 Northern with improved access to capital for growth, while providing Industries with
 7                 strong investment opportunities for increasing the combined company's capability to
 8                 serve many more customers throughout the region.  We will utilize the talents of existing
 9                 management and the skilled workforces of Industries, Northern and Bay State to grow
10                 the business in New Hampshire and elsewhere in New England.  Through that growth,
11                 we plan to increase benefits for customers, employees and shareholders of the combined
12                 company.
13
14                 We intend to pursue additional opportunities for increased market saturation for gas
15                 usage within New Hampshire and throughout New England, where we believe there are
16                 considerable opportunities to expand the gas distribution business.  Mr. Simpson
17                 discusses in his testimony the future capital requirements and opportunities for
18                 investment in New Hampshire and Maine.  We also plan to take advantage of evolving
19                 gas markets and to aggressively seek opportunities to increase the amount of available
20                 gas within the New England region we will do so, through expansion of distribution
21                 facilities and active participation in or encouragement of new gas pipeline and storage

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                                                                                              PAGE 10 OF 22



 1                 facilities where those facilities are competitive.  The geographic diversity of Industries
 2                 and Northern and Bay State should present new opportunities to benefit from differences
 3                 in the wholesale markets within which each company operates.
 4
 5                 The emerging competitive environment will cause product cost and the quality of
 6                 customer service to ultimately prove more important than the customer's particular
 7                 energy source for manufacturing, heating or other uses.  We recognize this change and
 8                 see the merger as a means to compete more effectively.
 9
10                 Finally, the increased scale we will bring to Northern's operations, including the ability
11                 to obtain capital as part of the Industries' holding company system, will enable Northern
12                 to make investments to meet the future needs of its customers and respond to competitive
13                 pressures in the rapidly changing energy industry, including the potential for increased
14                 infrastructure development.  This advantage of increased scale, which is also discussed
15                 by Mr. Simpson, will enhance Industries' ability to position Northern to achieve higher
16                 customer service and growth objectives.
17
18         Q.      Why have you not sought to reduce costs through identification and realization of large
19                 savings or "synergies" from the combined operations of the two companies?
20         A.      Let me begin by reiterating that Industries recognizes and pursues cost management
21                 aggressively.  However, we have never viewed our combination with Bay State as a

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                                                                                              PAGE 11 OF 22



 1                 merger in which earnings growth is achieved principally through the elimination of jobs
 2                 and even entire organizations.  There are at least two factors which drive our view.
 3
 4                 First, as described by Mr. Simpson, Bay State and Northern have aggressively pursued
 5                 cost management initiatives over the past two years.  These initiatives have reduced their
 6                 costs and provided tools to enhance customer service.  Industries believes that Bay State
 7                 and Northern have done a good job of managing costs, and we expect that they will
 8                 continue to do so in the future in accordance with the plans that were in place well before
 9                 the merger was announced.  These efforts by Bay State and Northern significantly reduce
10                 the amount of "synergy" which we might find.
11
12                 Second, and even more importantly, Industries recognizes that New Hampshire and New
13                 England in general are under-saturated.  For comparison, Northern Indiana enjoys a
14                 saturation of 95 percent of the residential customers in its service territory, while
15                 Northern is well below 50 percent saturation (market share).  Similarly, most Northern
16                 Indiana customers use natural gas for heating, while many Northern customers heat with
17                 other sources of fuel (share of customer).  These two facts highlight the opportunities for
18                 growth in gas sales.
19
20                 The low market share and share of customer highlight related issues that can drive
21                 growth opportunities.  For example, the Midwest enjoys enormous availability of natural
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 1                 gas.  In Northern Indiana's service territory alone, five separate interstate pipelines
 2                 interconnect with our system.  This provides many paths for transporting gas to our
 3                 customers, as well as avenues to utilize storage and options for purchasing gas.  This
 4                 supply network will be further enhanced in the next few years as major pipelines are
 5                 constructed to bring gas from western Canada into the Chicago area.  Northern, on the
 6                 other hand, has typically been constrained in its ability to increase gas supply in New
 7                 Hampshire.  This is an underlying cause for Northern's low market share and its low
 8                 "share of customer."  Industries recognizes that Northern is actively promoting new
 9                 pipelines and new gas supply projects for New Hampshire. This will allow for significant
10                 growth in customers, in throughput and in economic development within the state.
11                 Industries is excited to be entering New England at this time to join Bay State and
12                 Northern.
13
14                 These facts about market and customer share and supply resources highlight our
15                 approach to this merger.  We have not chosen to follow a traditional synergistic merger
16                 route because Bay State has been aggressive in reducing its costs, minimizing the
17                 potential reductions which could be made.  However, even more significantly, looking
18                 for layoffs and other forms of synergies would hurt our ability to jointly focus on the
19                 major goal of growing the businesses by providing more gas and better service to more
20                 customers.  While Industries, Bay State and Northern all will continue to strive to

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 1                 achieve overall cost savings, a synergistic merger of these companies would not be
 2                 consistent with our growth objective.
 3
 4                 Long term earnings growth is difficult to achieve through elimination of jobs and
 5                 resources, and it cannot be achieved by removing Northern's presence and local
 6                 management here in New England.  Forced economies of that nature often prove to be
 7                 largely short-term solutions.  Finally, a synergistic merger in these circumstances would
 8                 not support our objective of assuring that Northern has the ability to conceive and deliver
 9                 new products and services in the rapidly evolving marketplace that it serves.  Only
10                 through growth that harnesses the talents of Northern's management team and mobilizes
11                 and engages its employees can we best achieve benefits for customers, employees and
12                 shareholders.
13
14         BENEFITS FROM THE MERGER
15         Q.      Will there be customer benefits from the proposed merger?
16         A.      Yes.  This merger is structured to ensure that customers will benefit from the merger
17                 without significant risk that the merger will adversely impact them in either the near or
18                 long-term.  The merger creates potential for gas costs that will be lower than without the
19                 merger.  As Mr. Simpson has discussed in his testimony, the merger positions the
20                 combined companies to take advantage of economies and efficiencies over time in the
21                 areas of coordinated gas supply, optimized use of gas transportation capacity, ability to

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                                                                                              PAGE 14 OF 22



 1                 take advantage of geographic differences between Industries' and Northern's core
 2                 markets, more efficient use of Industries' gas storage facilities, and enhanced ability to
 3                 benefit from new supply projects.  These enhancements and associated savings will flow
 4                 to Northern's customers and will assure that Northern's customers will continue to see
 5                 competitive gas costs in the rapidly changing gas supply market.
 6
 7                 Also, as I testified earlier, while no arrangements have been formalized, the merged
 8                 company will have substantially better access to outside capital than Northern alone
 9                 presently enjoys.  Northern currently does its own debt financing.  After the merger, as
10                 part of the Industries family Northern will have access to more financing options,
11                 including the lower cost credit of the much larger combined companies, and will find it
12                 easier to obtain future funding for capital programs.  Further, Northern may be able to
13                 access additional debt through consolidated borrowings, thereby lowering issuance costs
14                 and broadening the market because of larger debt offerings.
15
16                 The advantages to both companies through increased scale will directly benefit
17                 customers, as more directly addressed in Mr. Simpson's testimony, while enhancing
18                 Industries' opportunities for growth.  The combined company's ability to provide
19                 leading-edge energy supply and services as one of the ten largest gas distribution
20                 companies in the country (and the largest in New England) is a positive benefit for
21                 Northern's customers as well as New Hampshire's economy.

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 1         DESCRIPTION OF THE MERGER TRANSACTION
 2         Q.      Please describe the factors affecting Industries' structure after the merger transaction.
 3         A.      Industries is currently an exempt holding company under the Public Utility Holding
 4                 Company Act of 1935 ("1935 Act"), but is required to obtain approval of the Securities
 5                 and Exchange Commission ("SEC") of the preferred merger structure.  If SEC approval
 6                 cannot be favorably and timely obtained, or if Industries could lose its exempt status
 7                 under the 1935 Act because of the preferred structure, an alternative structure is provided
 8                 under the merger agreement that would not require SEC approval.
 9
10                 As Mr. Simpson describes in his testimony, Bay State would become a wholly owned
11                 subsidiary of Industries under our preferred form of the merger.  Industries currently
12                 intends to restructure the position of Northern within Industries as well, so that Northern
13                 would be owned by Industries directly, rather than through Bay State. Under the
14                 alternative structure, Bay State and Northern would each be merged into Industries'
15                 existing principal utility subsidiary, Northern Indiana.  After that alternative merger,
16                 there would be no separate corporate existence for either Bay State or Northern, although
17                 they would both continue to function independently as divisions of Northern Indiana.
18                 However, as detailed by Mr. Simpson, these changes will not impact the manner in
19                 which Northern operates or the services provided to Northern by Bay State, nor will they
20                 affect its evolution into the competitive gas market.
21
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 1                 Schedule MTM-3 illustrates the impact of the merger on Industries' corporate structure
 2                 under both the preferred and alternative structures.   Both these structures are provided
 3                 for contractually in the merger agreement, which I have attached to my testimony as
 4                 Schedule MTM-4.
 5
 6         Q.      Are you seeking the Commission's approval for both the preferred and alternative merger
 7                 structures?
 8         A.      Yes, as Mr. Simpson also discussed, we are.  Because the SEC waits for the state
 9                 regulatory commissions to act before it determines whether to approve the preferred form
10                 of merger structure, we respectfully request that the Commission express its preference
11                 for the preferred structure, with the expectation that such an expression of support from
12                 the Commission will be favorably considered by the SEC.  In view of our request,
13                 however, that the Commission act on the proposed merger by July 15, 1998 to provide
14                 time for subsequent SEC deliberations and to allow the transaction to be completed as
15                 soon as possible thereafter, we request that BOTH the preferred and alternate merger
16                 structures be explicitly approved by the Commission so that we will not need to re-
17                 initiate the process for obtaining a second round of regulatory approvals if the SEC does
18                 not act favorably or timely on the application for the preferred merger structure.
19
20         Q.      Will the ultimate form of the merger have any impact on the continuing jurisdiction of
21                 the Commission over Northern?
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                                                                                              PAGE 17 OF 22



 1         A.      No.  I agree with Mr. Simpson's testimony that under either structure, the Commission's
 2                 continuing ability to carry out its role of overseeing Northern's rates, service reliability
 3                 and safety will remain unchanged.  Industries offers its commitment, in concert with that
 4                 of Northern, to be responsive to the Commission's ongoing regulatory responsibilities.  It
 5                 is not Industries' intent that the merger diminish the jurisdiction of the Commission over
 6                 Northern's regulated operations.
 7
 8                 We intend to retain Northern's local presence in the communities.  Northern will
 9                 continue to operate in a similar manner as it does today.  We will retain the local
10                 operations and workforce following the merger in accordance with Northern's and Bay
11                 State's plans for operations before the merger announcement.  We understand the
12                 importance of working with this Commission, as well as the Maine Commission and the
13                 Massachusetts Department of Telecommunications and Energy, to achieve the benefits
14                 that we expect will result from the merger and to enhance the New England economy
15                 through the use of clean-burning natural gas.
16
17         DISCUSSION OF ACQUISITION PREMIUM
18         Q.      What do Bay State shareholders receive for their stock under the merger agreement, and
19                 how will the transaction be treated for tax purposes?
20         A.      Under either the preferred or alternative merger structures, Bay State's existing
21                 shareholders will receive Industries shares in an amount equivalent to $40 for each

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                                                                                              PAGE 18 OF 22



 1                 outstanding share of Bay State stock, or, subject to certain limitations, can elect instead
 2                 to receive cash for each Bay State share.  The merger has been designed to qualify as a
 3                 tax-free reorganization for federal income tax purposes, so that no gain or loss will be
 4                 recognized by Industries or Bay State.
 5
 6         Q.      Why are premiums being paid for acquisitions in this industry?
 7         A.      By way of introduction to this subject, I would like to note that the consideration that
 8                 Industries offered for Bay State stock is consistent with transactions of which we are
 9                 aware elsewhere involving local distribution companies ("LDCs") and pipeline
10                 companies.  The premium that we are offering above book value for Bay State is well
11                 within the typical range offered by companies seeking to acquire LDCs and pipeline
12                 companies.
13
14                 Both my testimony and Mr. Simpson's have elaborated on the advantages that we believe
15                 will accrue to the combined Industries/Bay State/Northern companies from the merger.
16                 These advantages are not unique to this transaction.  The number of both gas and electric
17                 companies involved in mergers and acquisitions has increased substantially since the first
18                 half of the decade.  This phenomenon reflects not only convergence of energy products,
19                 but also a means of expanding markets and geographic locations.  The  companies
20                 involved in these transactions are seeking many things, including:
21                          -       New markets;

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 1                          -       New products;
 2                          -       Broader energy capabilities (i.e., the flexibility to move in both gas and
 3                                  electric markets); and
 4                          -       Increased scale and other advantages in the newly competitive world.
 5
 6                 Particularly within New England, we believe that LDCs will continue to be attractive
 7                 merger candidates.  This is because New England is a highly fragmented market with
 8                 good growth prospects -- characteristics that I have testified apply to the Northern service
 9                 territories.  We also see the potential for additional supply options in the New England
10                 region, as Mr. Simpson has testified in more detail, and the prevalence of electric and gas
11                 unbundling activities, which create the potential to increase market share through retail
12                 choice.  All of these factors explain why acquiring companies are paying premiums for
13                 transactions like the Industries/Bay State merger.  In light of current industry trends,
14                 Industries' purchase premium is in line with other similar transactions.
15
16         Q.      How are acquisition premiums being paid for?
17         A.      While the details of how acquisition premiums are paid for vary from transaction to
18                 transaction, in general they must be paid for either through increased revenues or reduced
19                 costs resulting from the acquisition.  Investors regard the premium paid as an investment.
20                 As such, investors will not undertake acquisitions unless there is reasonable assurance
21                 that the premium will be repaid with opportunities for a return.  As both Mr. Simpson

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                                                                                              PAGE 20 OF 22



 1                 and I indicate, in the case of Industries' combination with Bay State we have designed
 2                 the transaction so the acquisition premium will be paid for by merger benefits -- both
 3                 increased growth and cost savings.
 4
 5                 We do believe that demonstrable merger-related benefits should first be applied to offset
 6                 the annual amortization expense of the acquisition premium incurred to achieve the
 7                 benefits.  We accordingly request the Commission to include in its approval of this
 8                 transaction a finding that Northern may request recovery of the annual amortization of
 9                 the acquisition premium expense in future rate proceedings to the extent offset by
10                 demonstrable merger-related savings.
11
12         CONCLUSION
13         Q.      Mr. Maassel, do you have any concluding remarks that you would like the Commission
14                 to consider?
15         A.      Yes.  Industries was willing to pay a premium for the Bay State system because we
16                 believe that the proposed merger offers significant opportunities for growth and strategic
17                 benefits to Industries and its shareholders.  These future opportunities ultimately derive
18                 from the enhanced benefits that the combined company will be able to deliver to its
19                 customers, including customers of Northern.  Both our customers and employees remain
20                 the foundation for our future growth and enhancement in shareholder value.
21

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 1                 We fully expect the benefits of this merger to include:
 2                          -       Increased participation in the growing New England energy market
 3                                  through Northern and Bay State;
 4                          -       Enhanced customer access to more sophisticated products and services
 5                                  through Industries' expertise and the new benefits of scale;
 6                          -       Improved capabilities to deliver a complete range of energy products and
 7                                  services to customers in this region by taking advantage of Bay State's,
 8                                  Northern's and Industries' complimentary expertise and assets;
 9                          -       Improved risk characteristics and broader strategic choices to meet the
10                                  future needs of our markets through increased diversification; and
11                          -       Enhanced skills and experience in the delivery of energy products and
12                                  services through leadership in implementation of customer choice
13                                  programs and innovative work with marketers as trade allies as the New
14                                  England gas industry unbundles, which has been demonstrated already by
15                                  Bay State in Massachusetts and which is planned for New Hampshire and
16                                  Maine.
17
18                 I respectfully urge the merger's prompt and unconditional approval by the Commission.
19                 Additionally, I would request that the Commission approve BOTH forms of the merger,
20                 while offering its support for the preferred structure.
21
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 1                 We at Industries are committed to working with the Commission and interested parties to
 2                 address questions or concerns that may arise with respect to the merger, but I urge the
 3                 Commission in considering this transaction to resist making changes to the merger or
 4                 imposing conditions that would adversely impact the parties.  The merger pricing does
 5                 not afford Industries the flexibility to absorb additional risk or costs, and resulting gas
 6                 cost savings will automatically flow through directly to Northern's customers.  Changes
 7                 or conditions to the merger that adversely affect either party could cause the merger to
 8                 fail, which would not be in the public interest.
 9
10         Q.      Mr. Maassel, does this complete your testimony?
11         A.      Yes, it does.

/TABLE

                                                               EXHIBIT D-5
                                                               -----------
                                 STATE OF MAINE
                                   BEFORE THE
                          PUBLIC UTILITIES COMMISSION
   ________________________________________
                                           )
   PETITION OF NORTHERN UTILITIES, INC.    )
   FOR APPROVAL OF A MERGER AND            )    DOCKET NO. ___________
   RELATED TRANSACTIONS                    )
   ________________________________________)

                    PETITION OF NORTHERN UTILITIES, INC.
              FOR APPROVAL OF A MERGER AND RELATED TRANSACTIONS
              -------------------------------------------------


                                INTRODUCTION

        NOW COMES Northern Utilities, Inc. ("Northern"), a gas utility in

   Maine under 35-A M.R.S.A. Section 102, and respectfully petitions the

   Maine Public Utilities Commission (the "Commission") to approve a reorganization in which either Northern or its parent, Bay State Gas

   Company ("Bay State"), will be merged with a subsidiary of NIPSCO

   Industries, Inc. ("Industries").

                             MERGER TRANSACTION

        The Agreement and Plan of Merger, dated as of December 18, 1997,

   as amended and restated as of March 4, 1998, by and between Bay State and Industries (the "Merger Agreement"), attached to the direct testimony of Mark T. Maassel as Schedule MTM-4, provides for two possible corporate structures for the proposed transaction.  Under the

   Preferred Merger, Bay State would merge into a newly created wholly-

   owned subsidiary of Industries, formed for purposes of the merger.

   Sometime after the merger, Northern would be transferred from Bay

   State to Industries and operate as a direct subsidiary of Industries.

   Industries would maintain its status as an exempt public utility holding company.  The Preferred Merger is subject to the approval of

   Bay State's shareholders and the Securities and Exchange Commission

   (the "SEC") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act").  If the SEC does not approve the merger in a timely manner, or if the status of Industries as an exempt holding company  under the 1935 Act would be jeopardized, the Alternate

   Merger, which does not require SEC approval, would be employed to accomplish the merger.  Under the Alternate Merger, Bay State and

   Northern would each be merged into Industries' public utility subsidiary, Northern Indiana Public Service Company ("Northern

   Indiana"), and would operate as divisions of Northern Indiana.

        Bay State and Industries favor the Preferred Merger over the

   Alternate Merger.  As indicated in the prefiled testimony of

   Mr. James D. Simpson,  Senior Vice President and Leader of the Utility

   Segment of Bay State, attached hereto as Exhibit A, this structure simplifies assurance that the risks and benefits of operations within individual subsidiaries are retained by those operations and their customers, and marginally simplifies regulation of those operations in the various state jurisdictions.  Bay State and Industries believe that the SEC will take into account the preferences of this Commission and State regulators in New Hampshire and Massachusetts in considering whether to permit the Preferred Merger to occur, provided that preference is stated early enough to affect the SEC's consideration.

   For that reason, Northern respectfully urges the Commission to consider promptly whether, subject to final approval by the Commission of the merger, it too favors the Preferred Merger over the Alternate

   Merger and to express its preference to the SEC, if it has one, at the earliest possible date, even before it has issued a final order on the merger.

        Bay State and Northern also request that the Commission issue on or before July 15, 1998, a final order approving the transaction under either structure.  Given the benefits of the merger to customers,

   employees and investors, it is clearly desirable to accomplish the merger as soon as possible.  As Mr. Simpson has explained in his prefiled testimony, accomplishment of the merger on or before

   September 30, 1998, which is the end of Bay State's fiscal year, will enable the companies to capture the benefits of this transaction as soon as possible and realize certain savings as a result of closing the transaction in the current fiscal year.  The SEC will not act on the merger before the Commission has acted, and a Commission decision by July 15, 1998 allows sufficient time for the SEC to act in time for a September 30 completion of the merger.

                               REPRESENTATIONS

        In support of its Petition, Northern represents as follows:

        1.   Northern is a Maine gas utility under 35-A M.R.S.A.

   Section 102 and provides gas service to over 20,000 customers in the greater Portland and greater Lewiston areas.

        2.   Bay State is a Massachusetts corporation and a public

   utility that provides gas service to approximately 261,000 customers in Massachusetts.  Bay State is the parent company of Northern and, as such, is an affiliate of Northern under 35-A M.R.S.A. Section 707.

        3.   Industries is an Indiana corporation that owns all of the

   common stock of Northern Indiana, among other regulated and unregulated subsidiaries.  Northern Indiana is a public utility operating company supplying natural gas and electric energy to the public.

        4.   Industries is presently a holding company exempt from most provisions of the 1935 Act.  The acquisition of Bay State and Northern by Industries as a result of the Preferred Merger is subject to the approval of the SEC under Section 9(a)(2) of the 1935 Act.

        5.   Under either the Preferred or the Alternate Merger, each

   outstanding Bay State share will be converted into (i) a multiple

   (rounded to the nearest ten thousandth of a share) of an Industries share determined by dividing $40.00 by the Industries Share Price (the

   "Exchange Ratio") or (ii) at the election of the shareholder, the right to receive cash without interest, subject to certain limitations.

        6.   Under either the Preferred or the Alternate Merger, the

   jurisdiction of the Commission over Northern's current operations will not be changed.

        7.   The merger of Northern and Industries is consistent with the interest of Northern's customers and investors under either the

   Preferred or the Alternate Mergers.  Customers and investors will not be harmed, but rather will benefit from the merger.

        8.   Under the Preferred Merger, the merger clearly and favorably satisfies the Commission's standard of review under Section 708(2) for assessing whether an acquisition is consistent with the public interest.  The testimony of Mr. Simpson provides a full description of the benefits that will result from the combination with Industries.

        9.   Under the Alternate Merger, Northern seeks approval of the merger of Northern's property, franchise or permits with Northern

   Indiana pursuant to 35-A M.R.S.A. Section 1101, and approval for the transfer of its stock pursuant to Section 1103, as may be required.

        10.  The testimony of Mr. Mark T. Maassel, Vice President of

   NIPSCO Management Services Company, Inc., attached as Exhibit B,

   describes Industries' corporate structure, its vision and goals; how

   Industries will manage the Bay State system in the future, and also describes certain financial considerations and the benefits that will result from the combination with Industries.

        11.  The Merger will be submitted to the shareholders of Bay

   State for their approval at a Special Meeting in Lieu of Annual

   Meeting to be held during April, 1998.  Copies of the definitive Joint

   Proxy Statement/Prospectus will be made available to the Commission at the same time it is mailed to the shareholders of the companies.

   Approval of the Merger will require the affirmative vote, in person or by proxy, of two-thirds of the outstanding shares of Bay State's common stock.

        12.  The Merger Agreement was unanimously approved by Bay State's

   Board of Directors at a meeting duly convened for that purpose on

   December 17, 1998.

        13.  The Petitioners believe that the Merger will permit Northern to provide better and more efficient service to its customers in its franchise territories than would otherwise be possible, and is consistent with the interests of Northern's customers and investors,

   as required under 35-A M.R.S.A. Section 708(2).

                              PRAYER FOR RELIEF

        WHEREFORE, Petitioners request that the Commission:

        FIRST:  Notify the SEC of the Commission's support for the

   Preferred Merger as soon as possible;

        SECOND:  Determine that the Preferred Merger of Bay State, and

   Industries is consistent with the public interest, and that it is authorized, approved and allowed pursuant to 35-A M.R.S.A.

   Section 708;  and

        THIRD:  Find that the Alternate Merger of Northern and Northern

   Indiana pursuant to 35-A M.R.S.A. Section 1101, and of the transfer of

   Northern's stock pursuant to Section 1103, if applicable, are consistent with the interests of Northern's customers and investors.

        FOURTH:  Grant such further relief as the Commission may deem lawful and just.

                                 Respectfully submitted,

                                        NORTHERN UTILITIES, INC.
                                        By its attorneys,



                                        _____________________________
                                        Paul K. Connolly, Jr.
                                        Paul B. Dexter,
                                        Meabh Purcell
                                        LEBOEUF, LAMB, GREENE & MACRAE,
                                        L.L.P.
                                        260 Franklin Street
                                        Boston, MA  02110
                                        (617) 439-9500

   Dated:  March 20, 1998

                                                                EXHIBIT A



                               STATE OF MAINE
                                 BEFORE THE
                         PUBLIC UTILITIES COMMISSION

                              DOCKET NO. _____









                    DIRECT TESTIMONY OF JAMES D. SIMPSON
                    ON BEHALF OF NORTHERN UTILITIES, INC.









                               March 20, 1998

                              TABLE OF CONTENTS

                                                                     Page
                                                                     ----


   I.    Introduction  . . . . . . . . . . . . . . . . . . . . . . . .  1

   II.   Summary of Recommendations and Proposed Findings  . . . . . .  4

   III.  Overview of the Proposed Merger   . . . . . . . . . . . . . .  5

   IV.   Background and Events Leading to the Proposed Merger  . . . .  7

   V.    The Merger with Industries  . . . . . . . . . . . . . . . . . 13

   VI.   The Merger is Consistent with the Interests of Customers
         and Investors   . . . . . . . . . . . . . . . . . . . . . . . 16

   VII.  Post-Merger Utility Segment Operations  . . . . . . . . . . . 20

   VIII. The Alternative Corporate Structures and Impact on the
         Utility Segment . . . . . . . . . . . . . . . . . . . . . . . 23

   IX.   Conclusion  . . . . . . . . . . . . . . . . . . . . . . . . . 27


   SCHEDULES


   JDS-1   Maine, New Hampshire and Massachusetts Rate Comparison

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 1 of 27



 1                                                    STATE OF MAINE
 2                                             PUBLIC UTILITIES COMMISSION
 3                                         DIRECT TESTIMONY OF JAMES D. SIMPSON
 4
 5
 6    I.      INTRODUCTION
 7
 8    Q.      Please state your name and business address.
 9    A.      My name is James D. Simpson; my business address is 300 Friberg Parkway,
10            Westboro, Massachusetts  01581-5039.
11
12    Q.      Please describe your current position and responsibilities.
13    A.      I am Senior Vice President and Leader of the Utility Segment for Bay State Gas
14            Company ("Bay State" or the "Company").  The Utility Segment is comprised of
15            the regulated local distribution businesses, which serve approximately 306,000
16            customers in Maine, New Hampshire and Massachusetts for Bay State and its
17            subsidiary, Northern Utilities, Inc. ("Northern"), as well as Granite State Gas
18            Transmission, Inc. ("Granite"), an interstate natural gas pipeline company.  Bay
19            State, including Northern,<24>  is the largest gas distribution company in New England
20            in terms of geographic service area and the second largest in terms of overall
21            throughput. I am responsible for all processes associated with serving Bay State's
22            utility customers, including Customer Services Delivery; System Maintenance and
23            Construction; Gas Control; Regulatory, Pricing and Cost Management; Business
24            Improvement; and Utility Segment Culture.
25























                   <24>        When referring to the corporate entity that includes regulated and nonregulated operations in all the states, I will use the term "Bay State" or "Company;" if I am making a comment that applies only to Northern, I will use "Northern."  References to "Utility Segment"
              are for total Massachusetts, New Hampshire and Maine regulated operations, unless otherwise indicated.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 2 of 27



 1    Q.      Please describe your prior work experience and educational background.
 2    A.      I have been employed by Bay State since 1982 and have held various positions,
 3            primarily in the rates and regulatory affairs area.  Prior to assuming my current
 4            position in 1996, I was Vice President of Pricing Services.  Before joining the
 5            Company, I was Director of the Rates and Research Division of the Massachusetts
 6            Department of Public      Utilities, the predecessor agency to the Department of
 7            Telecommunications and Energy.  I have a B.A. degree in Economics from the
 8            University of Minnesota and an M.S. degree in Economics from the University of
 9            Wisconsin.
10
11    Q.      Have you previously testified before any regulatory agencies?
12    A.      Yes, I have testified before the Maine Public Utilities Commission (the
13            "Commission"), the New Hampshire Public Utilities Commission,  the
14            Massachusetts Department of Telecommunications and Energy, the Federal
15            Energy Regulatory Commission (the "FERC") and the Wisconsin Public Service
16            Commission.
17
18    Q.      What is the purpose of your testimony?
19    A.      The purpose of my testimony is to describe the proposed Agreement and Plan of
20            Merger (the "Merger Agreement"), by and between Bay State and NIPSCO
21            Industries, Inc. ("Industries"), as it relates to the Utility Segment.  The Merger
22            Agreement is attached to the testimony of Mr. Mark T. Maassel, who is providing
23            testimony on behalf of Industries, as Schedule MTM-4.  The merger between Bay
24            State and Industries requires approval by the Commission as a reorganization of an
25            affiliate of Northern or, as an alternative, as a merger of Northern into Northern
26            Indiana Public Service Company ("Northern Indiana"), the largest public utility of
27            Industries.  I will demonstrate that the proposed merger is consistent with the

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 3 of 27



 1            interests of Northern's customers and investors and should be approved by the
 2            Commission.
 3
 4            I will also explain why a merger with Industries is a critical next step in the
 5            progression of the Utility Segment actions in response to the challenges and
 6            opportunities created by the rapidly evolving natural gas marketplace.  In the past
 7            two years, the Utility Segment has designed and implemented several major
 8            initiatives that provide a platform for this transaction by significantly expanding
 9            choice to our customers, by reducing costs to serve our customers as a result of
10            aggressive cost management measures, and through a radical reorganization and
11            restructuring of the Company.  The merger will build upon this foundation and
12            enable Northern to grow its business and expand its service offerings to meet the
13            demands of customers in the new market environment.
14
15            Finally, I will describe the post-merger corporate structure, and the impact on
16            ongoing Utility Segment operations.
17
18    Q.      Will the Company present any other witnesses in support of the merger?
19    A.      Yes, as I have mentioned, Mr. Mark T. Maassel, Vice President of Industries'
20            management service company, NIPSCO Industries' Management Services
21            Company, Inc., will describe Industries' corporate organizational structure; its
22            vision and goals; the financial aspects of the transaction, including the acquisition
23            premium; and how Industries will manage the Company in the future.  Mr. Maassel
24            will also provide Industries' perspective concerning the impact of this merger on
25            Industries, the Utility Segment's customers and  employees, and the Company's
26            shareholders.
27

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 4 of 27



 1    II.     SUMMARY OF RECOMMENDATIONS AND PROPOSED FINDINGS
 2
 3    Q.      What finding is Northern seeking from the Commission in this proceeding?
 4    A.      First and foremost, Northern asks that the Commission find that the merger as
 5            proposed with Industries is consistent with the interests of  Northern's customers
 6            and investors.  In addition, Northern respectfully requests that the Commission
 7            formally advise the Securities and Exchange Commission (the "SEC"), as soon as
 8            possible, of its preference regarding the post-merger corporate structure, as
 9            discussed later in my testimony.  Finally, we also request that the Commission
10            issue an order no later than July 15, 1998, approving the merger and affirming its
11            preference for the post-merger corporate structure.
12
13    Q.      Why is it important for the Maine Commission to approve the merger no later than
14            July 15, 1998?
15    A.      We have requested a final order from the Commission no later than July 15, 1998,
16            in order to allow consummation of the merger by September 30, 1998, which is the
17            close of Bay State's fiscal year.  Because of the benefits of the merger, Northern
18            would like to complete the merger as soon as possible.  If the transaction closes
19            after September 30, 1998, the Company will have to incur additional legal and
20            auditing expenses to do a "stub" period report to the SEC for the period between
21            September 30, 1998 and the close of the transaction.
22
23            In addition to the Commission, the merger must be approved by the Company's
24            shareholders, the SEC, the New Hampshire Public Utilities Commission and the
25            Massachusetts Department of Telecommunications and Energy.  Further,
26            EnergyExpress{TM}, an affiliate of Northern, has a FERC tariff for the sale of
27            electricity at wholesale.  As a result, appropriate action by the FERC must be

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 5 of 27



 1            obtained.  The SEC will wait for all other approvals before issuing its decision.
 2            Based on these factors, we have committed to the following schedule:
 3
 4                     APRIL, 1998:  Bay State shareholder approval (Bay State will
 5                     inform the Commission immediately upon approval of the merger
 6                     by its shareholders);
 7
 8                     AS SOON AS PRACTICAL:  the Commission and other state regulatory
 9                     agencies each provide a preliminary indication to the SEC that
10                     they support the preferred merger structure;
11
12                     JULY 15, 1998:  the Maine and New Hampshire Commissions
13                     issue their orders approving the merger;
14
15                     JULY 31, 1998:   the FERC approves EnergyExpress' "power
16                     broker" application; and the Massachusetts DTE approves the
17                     merger;
18
19                     SEPTEMBER 15, 1998:  the SEC approves the merger; and
20
21                     SEPTEMBER 30, 1998:  Bay State and Industries close the merger.
22
23    III.    OVERVIEW OF THE PROPOSED MERGER
24
25    Q.      Please describe the proposed merger transaction.
26    A.      Under the terms of the Merger Agreement, Industries will acquire all of the
27            common stock of the Company in a stock-for-stock transaction with an option for

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 6 of 27



 1            Bay State shareholders to receive some or all payment in cash.  From a corporate
 2            perspective, under the preferred form of the merger, Bay State will merge with an
 3            acquisition subsidiary created by Industries to effectuate the transaction, which will
 4            result in Bay State becoming a direct subsidiary of Industries.  Alternatively, if the
 5            SEC does not allow the preferred form of the transaction, Bay State will merge
 6            with Northern Indiana.
 7
 8            Under both forms of the merger, Industries will acquire both the regulated and
 9            unregulated businesses of Bay State.  The regulated businesses comprise the Utility
10            Segment and include:
11
12                     BAY STATE GAS COMPANY, a local distribution company ("LDC") serving
13                     approximately 261,000 Massachusetts customers, regulated by the
14                     Massachusetts Department of Telecommunications and Energy;
15
16                     NORTHERN UTILITIES, INC., an LDC serving approximately 45,000 Maine and
17                     New Hampshire customers, regulated by the Maine and New Hampshire
18                     Public Utilities Commissions; and
19
20                     GRANITE STATE GAS TRANSMISSION, INC. ("Granite"), an interstate pipeline
21                     company which is regulated by the FERC.  Bay State's project
22                     development interests, including those in the Portland Natural Gas
23                     Transportation System ("PNGTS") and Wells LNG projects, are part of
24                     Granite.
25
26            Shortly after the close of the transaction under the preferred structure,
27            Bay State will transfer Northern and Granite to Industries so that Northern and Granite

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 7 of 27



 1            become direct subsidiaries of Industries.  Bay State's unregulated affiliates,
 2            EnergyUSA{TM} and EnergyExpress, which are presently subsidiaries of Granite,
 3            will be combined with Industries' unregulated operations.
 4
 5    IV.     BACKGROUND AND EVENTS LEADING TO THE PROPOSED MERGER
 6
 7    Q.      What steps has Company taken to meet the challenges and opportunities presented
 8            by the deregulation of the gas industry?
 9    A.      Beginning in the fall of 1995, Bay State conducted a three-month "Accelerated
10            Transition" visioning and high-level strategy project.  The purpose of Accelerated
11            Transition was to establish the Company's direction during a period of rapid
12            industry change and anticipated deregulation.  The Accelerated Transition efforts,
13            which have been refined and expanded upon over the past two years of learning,
14            led senior management to conclude that greater scale would be essential to
15            achieving our corporate vision and to providing industry-leading customer service
16            as the natural gas industry becomes increasingly deregulated and competitive.
17            Moreover, our experience with Customer Choice,<25> customer service, growth and
18            cost management initiatives has demonstrated how challenging it is for a company
19            of our size to implement radical change, and how much our future progress will be
20            aided by the resources of a much larger organization.<26>























                   <25>        We refer to system unbundling as Customer Choice.

                   <26>        In a similar manner, in the late 1970's Northern determined that there would be great benefits to merging with a larger entity. The resulting merger with Bay State has helped
              Northern to realize these benefits through significantly increased growth rates driven by enhanced sales and marketing capabilities; greater access to gas  supply and capacity projects like
              Boundary, Iroquois, the Portland Pipeline lease; enhanced customer service and cost management initiatives; and through transfers of knowledge such as has been gained in the Massachusetts
              Customer Choice initiatives.  Northern could only have participated in and benefited from some of
                                                                                                           (continued. . .)

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 8 of 27



 1
 2            A key element of Accelerated Transition was the restructuring of the Company
 3            into the regulated Utility Segment and unregulated EnergyUSA entities, and the
 4            reorganization of the Utility Segment into key business processes.  This
 5            organizational structure will remain in place after the proposed merger is
 6            approved.
 7
 8    Q.      Please describe the Utility Segment's vision and objectives.
 9    A.      Bay State's overall vision is that deregulation of the gas industry is creating
10            unprecedented opportunities for greatly expanded marketing efforts, lower prices,
11            and more products and services all of which result in the potential for a significant
12            acceleration in growth.  For the Utility Segment to succeed in this environment,
13            our focus must be on achieving industry leadership in growth, customer service,
14            and cost management.  The Utility Segment must create a competitive advantage
15            in the way we design and implement system unbundling; process redesign,
16            including technology enhancements; culture change; and marketing programs,
17            including market research and development of new products and services.  In this
18            changing environment, we must also continue to operate our system in a manner
19            that will enable us to provide the highest levels of reliability and safety.
20
21    Q.      Please describe the Utility Segment's efforts to achieve its growth objectives.
22    A.      The Utility Segment is pursuing a strategy of accelerating our rate of growth by
23            delivering more choices, introducing more products and services to more
24            customers, and improving the Customer Services Delivery process through
25            technology and process enhancements.  The growth in revenues attributable to





                       <3>(. . .continued)
              these projects and initiatives as part of the larger Bay State organization.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                               Page 9 of 27



 1            these efforts will enable the Utility Segment to keep rates to our customers as low
 2            as possible.
 3
 4            Maine represents a significant growth opportunity for the Company, when new
 5            upstream capacity becomes available in the next few years.  Northern like many
 6            LDCs in New England, has a relatively undersaturated market compared with the
 7            rest of the nation.  There are approximately 26,000 potential customers that are
 8            located along our distribution system in Maine who do not currently use natural
 9            gas.  There are also approximately 6,000 low-use customers in Maine who can be
10            cost effectively converted to natural gas heating and other end uses.  All of the
11            projects that will be bringing new gas supply capacity into New England will give
12            us the opportunity to aggressively add load along our existing distribution system
13            as well as in new areas through traditional methods and through marketing
14            alliances.
15
16            Our growth potential has been enhanced by organizing around business processes.
17            All activities that involve some aspect of serving our customers are grouped
18            together in the Customer Services Delivery process.  A particular example of our
19            growth-oriented reorganization in the Customer Services Delivery process was
20            combining sales and customer connect activities to ensure that new customers are
21            served effectively and efficiently.  Our growth potential has also been enhanced by
22            a heightened focus on marketing activities and by recruiting new marketing
23            employees from outside the utility industry.  Finally, our growth orientation has
24            been enhanced by our Customer Choice initiatives and the creation of a new
25            Marketer Services subprocess designed to make the Utility Segment's Customer
26            Choice initiative more attractive to high quality marketers.
27

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 10 of 27



 1    Q.      Please describe the Utility Segment's efforts to achieve its customer service
 2            objectives.
 3    A.      As I have already discussed, our Customer Choice initiatives are critical elements
 4            in our growth focus.  Customer Choice is also key to achieving our customer
 5            service objectives.  Through our Customer Choice efforts, we can offer customers
 6            opportunities to save on their gas costs, and to obtain other products and services
 7            from marketers.  Working with retail marketers as trade allies allows us to increase
 8            our growth rate by cost-effectively leveraging our marketing efforts and increasing
 9            our existing and potential customers' awareness of the benefits of natural gas.
10
11            The Utility Segment has plans, which are in different stages of development and
12            implementation, to improve customer service through the introduction of new
13            products and services, and the development of new processes and technologies.
14            The major customer service process and technology initiatives include our mobile
15            data project, which involves installing networked laptop computers in all service
16            vehicles and implementation of new call center technologies and processes, E.G.,
17            web site accessible customer information, an Integrated Voice Response system,
18            and call center process redesign.
19
20    Q.      Please describe the Utility Segment's Customer Choice efforts.
21    A.      The Utility Segment's ongoing commitment to leadership in Customer Choice is
22            well-known in New England and is recognized nationally.  We began to develop
23            our approach to Customer Choice in 1996 through the Pioneer Valley Customer
24            Choice residential pilot program in Massachusetts.  As a result of this
25            collaboratively designed program, ten retail marketers competed and won the right
26            to serve up to 10,000 of our 80,000 customers in the Company's Springfield,
27            Massachusetts field location.  The enrollment period was closed at the beginning of

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 11 of 27



 1            the 1996/97 winter season with 6,500 customers enrolled.  An enhanced program,
 2            Choice Advantage from Bay State, was implemented in August 1997.  As of
 3            March 1, 1998, approximately 24,000 residential and 3,300 small commercial and
 4            industrial customers have elected to purchase their natural gas commodity from a
 5            retail marketer.  We estimate that each of these customers is realizing 7-13% gas
 6            cost savings and receiving other benefits from a competitive marketplace.  These
 7            learning opportunities will provide benefits to Northern's customers in Maine and
 8            New Hampshire.  The learning is already being transferred to Maine in the current
 9            unbundling docket.
10
11    Q.      Please describe the Utility Segment's efforts to meet its cost management goals.
12    A.      Our cost management efforts are producing substantial efficiency and
13            implementation of improvements through initiatives to redesign business processes
14            and through the implementation of a more streamlined and effective organization.
15            The major initiatives that are key to our cost management focus include a new
16            customer information system; supply chain redesign in the areas of construction
17            and restoration; warehouse/inventory and fleet management; the mobile data
18            project; and the new call center technologies and process improvements in
19            Services Delivery.  Each of these efforts is substantial in its own right and,
20            considered together, they are the product of a company committed to achieving
21            maximum efficiency in overall operations and high customer service levels.
22
23    Q.      Have your cost management initiatives been successful?
24    A.      Yes, Schedule JDS-1 attached to my testimony demonstrates how our cost
25            management initiatives have contributed to lower rates for our customers.
26

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 12 of 27



 1    Q.      What challenges does the Utility Segment face in furthering its vision?
 2    A.      Periods of rapid transition in any industry present both challenges and
 3            opportunities.  Our vision and the initiatives that we have implemented so far
 4            position the Utility Segment to successfully capitalize on these opportunities and
 5            provide the maximum benefits of a restructured industry to our customers,
 6            shareholders and employees.  However, there are still significant challenges to
 7            achieving the Utility Segment's growth, customer service and cost management
 8            objectives.
 9
10            Continuing to grow  in an under-saturated service territory and maximizing new
11            growth opportunities will require substantial capital investments.  Over the past
12            three years, the Utility Segment has invested more than $90 million in system
13            growth and replacement.  Of that amount, Northern has expended approximately
14            $30 million for basic system requirements and system growth, with approximately
15            half of this amount spent in Maine.  This represents approximately a fifty percent
16            increase to rate base over this period.  Northern has partially funded these capital
17            requirements through retained earnings; Northern has not paid dividends to Bay
18            State.  Almost immediately, however, Northern and Granite face significantly
19            increased capital requirements related to infrastructure investments and expansions
20            associated with the new gas supplies that are coming into the region.  Granite's
21            current financial position makes it impossible to support investments in PNGTS
22            and Wells LNG without the financial support of a strong parent.  Northern will
23            need the same financial support from a strong parent to meet the demands for
24            increased infrastructure investments.
25
26            In addition, the Utility Segment's experience to date with initiatives to unbundle,
27            redesign processes, change culture and enhance marketing capabilities has

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 13 of 27



 1            demonstrated how difficult it is for the Utility Segment acting alone, to achieve its
 2            objectives.  Scale, such as would result from a merger, would greatly improve the
 3            Utility Segment's ability to realize our vision.  Scale reduces the costs and risks of
 4            developing new systems and processes by spreading the costs over a larger
 5            customer base.  Scale also provides a wider and deeper pool of management and
 6            technical resources from which to draw in designing, developing and implementing
 7            initiatives.
 8
 9    V.      THE MERGER WITH INDUSTRIES
10
11    Q.      Does the merger with Industries create the means by which the Utility Segment
12            can realize the opportunities and address the challenges previously discussed?
13    A.      Yes, it does.  We have created a strategic merger with Industries which will help in
14            realizing the opportunities and addressing the challenges.
15
16    Q.      Why do you refer to this combination as a "strategic merger."
17    A.      This is a strategic merger because the vision of both Industries and the Company is
18            to create a merged entity that will provide the Utility Segment, as a free standing
19            business unit, with the financial strength to expand its systems and provide a broad
20            range of high quality, competitively priced products and services to its customers
21            in a restructured energy industry.  The strategic merger with Industries places a
22            strong emphasis on leveraging the Company's vision, strategy, processes,
23            management and workforce capabilities to take advantage of attractive
24            opportunities in New England for business growth and expansion.
25
26            As further explained by Mr. Maassel, Industries did not desire a combination with
27            a company that would require employee reductions in order to generate lower

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 14 of 27



 1            costs and short-term earnings.  Rather, Industries plans to harness the talents of
 2            the Company and their own skilled work force to grow the Company.  Industries
 3            and the Company envision that new demands will be placed on utilities by retail
 4            customers and competitive suppliers, which require a combination of significant
 5            scale and an engaged and creative workforce to satisfy those demands effectively.
 6
 7    Q.      Why is Industries an attractive partner for the Company?
 8    A.      There are a number of reasons why Industries is an attractive partner for the
 9            Company.  The merger will result in a combination of complementary companies
10            with comparable visions, business approaches and cultures that will be positioned
11            for success in a rapidly changing industry.  Achieving the future financial success
12            associated with the Company's vision requires combining with an entity that
13            represents a good cultural match.  The ability to retain our culture, including the
14            emphasis on continued learning and working collaboratively with stakeholders
15            within and beyond the boundaries of the corporation, is particularly important to
16            the Company and was an explicit criterion in the Company's search for a merger
17            candidate.
18
19            Industries' financial strength will enhance the Utility Segment's ability to invest in
20            the infrastructure necessary to take advantage of the opportunities to expand the
21            use of natural gas in New England, particularly in Maine.  As I have already
22            discussed, the Company has greater investment needs than its current ability to
23            generate cash internally to make those investments.  Industries, on the other hand,
24            is generating sufficient cash to make investments in the attractive opportunities in
25            the Company's service areas.  For example, in 1997 Industries generated cash from
26            operating activities after dividends that was almost $100 million more than its
27            construction requirements.

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 15 of 27



 1            The scale achieved through the merger is also important.   The merged company
 2            will be the largest LDC in New England and the tenth largest LDC in the U.S. with
 3            approximately one million retail gas customers as well as an additional 400,000
 4            electric customers.
 5
 6            The Industries merger provides us with the ability to develop and implement new
 7            systems and processes more effectively, including those associated with Customer
 8            Choice.  Many of the costs associated with these investments and do not increase
 9            proportionately with the size of an LDC's customer base.  Therefore, opportunities
10            to undertake these efforts jointly may result in development efficiencies.  While we
11            have aggressively pursued opportunities to capture scale economies through
12            alliances and intend to continue to do so, the merger with Industries is a more
13            effective approach given the effort required to identify, develop and maintain less
14            formal relationships.
15
16            Finally, the merged entity will have a larger and more diverse gas supply and
17            capacity portfolio, enabling it to take advantage of increased integration in North
18            American wholesale gas markets as well as the diversity in weather patterns
19            between the Midwest and New England markets.  The merged company will be
20            able to capitalize on opportunities in a changing marketplace including those made
21            possible by common sources of supply, common transportation paths, and  by the
22            further development of regional trading centers or "market hubs".
23
24    Q.      Why isn't Northern proposing an alternate rate plan as part of the request for
25            approval of the proposed merger?
26    A.      Northern has not had a base rate increase since 1982 and has no immediate plans
27            to seek an increase.  Northern is not proposing an alternate rate plan at this time

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 16 of 27



 1            because there are many events about to unfold in Maine independent of the
 2            merger, that potentially have an impact on Northern's rates and therefore make a
 3            commitment to a rate plan premature. These major events are related to the future
 4            of Granite State, rate redesign, unbundling and potential customer bypass.  Over
 5            time, as these initiatives are implemented or their outcome is known with greater
 6            certainty and the benefits of the merger are realized, Northern could be in a better
 7            position to commit to rate stability.
 8
 9    VI.     THE MERGER IS CONSISTENT WITH THE INTERESTS OF
10            CUSTOMERS AND INVESTORS
11
12    Q.      Please describe the standard that you expect the Commission to apply in its review
13            of the proposed merger transaction.
14    A.      My understanding is that the Commission should approve the transaction if it finds
15            that the proposed merger is consistent with the interests of Northern's customers
16            and investors.  This means that on balance, customers and investors are not
17            harmed by the transaction.
18
19    Q.      Why do you believe the merger is consistent with the public interest?
20    A.      First, I believe this merger provides benefits for Northern's customers and
21            investors and no detriments.  In particular, the merger creates an entity that will
22            have the financial strength, capabilities, and vision that are absolutely necessary to
23            provide customers with the service that they will be expecting and will be entitled
24            to in a restructured natural gas industry.  The merged company will maintain the
25            Utility Segment's commitment to serving our customers through Customer Choice,
26            providing additional products and services, and enhancing the customer service
27            infrastructure.  The merged company will also allow the Company to continue its
28            commitment to expanding natural gas use in the region, maintaining system safety

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 17 of 27



 1            and reliability, operating efficiently and managing costs.   Each of these attributes
 2            will provide benefits to our customers and investors, and will, therefore, satisfy the
 3            requirements of the statute for approving a merger transaction.
 4
 5    Q.      What impact will the proposed merger have on customer service?
 6    A.      As I have already discussed, the Utility Segment has aggressive plans, in different
 7            stages of development and implementation, to improve customer service through
 8            the introduction of new products and services, the deployment of new technologies
 9            and increasing efficiency.  The proposed merger will enhance the Utility Segment's
10            ability to achieve its customer service objectives.  Northern will work with the
11            Commission and customers to demonstrate its commitment to high quality of
12            service levels.
13
14    Q.      What impact will the merger have on the ability of the Company to make future
15            investments in natural gas infrastructure?
16    A.      The Company's ability to invest in infrastructure will be enhanced as a result of the
17            merger.  Northern will have increased access to capital as a result of being part of
18            the larger Industries system.  This greater access to capital will enhance Northern's
19            ability to respond to the growth opportunities in Maine and New Hampshire when
20            new projects are developed.
21
22    Q.      What impact will the merger have on competition?
23    A.      The Company's commitment to expanding competition through Customer Choice
24            and working with marketers as trade allies will be enhanced by the merger.  Plus,
25            as I have already discussed, with Northern's greater ability to invest in necessary
26            infrastructure to expand the use of natural gas and the continued focus on cost

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 18 of 27



 1            management and competitive rates, both competition and economic development
 2            will be enhanced.
 3
 4    Q.      Will any Utility Segment jobs be lost as a result of the merger?
 5    A.      No jobs will be lost as a  result of  this merger, which is driven primarily by
 6            strategic, rather than synergistic considerations.  The Utility Segment has
 7            undertaken significant restructuring and reorganization over the past two years,
 8            which already has resulted in workforce reductions; we will continue with our
 9            plans to implement ongoing initiatives as well as to identify additional measures to
10            increase efficiency.  Some of these initiatives may result in workforce reductions,
11            however, the need for these activities is driven by changes in the industry and not
12            by this transaction.
13
14    Q.      Has Northern quantified any opportunities and initiatives for savings as a result of
15            this merger?
16    A.      As previously discussed, the business motivation for this merger is centered around
17            the Company's growth opportunities rather than reducing costs by eliminating
18            duplicated positions.  We expect some reduced costs associated with certain
19            corporate functions, such as investor relations, shareholder services and directors'
20            fees.  Cost savings for these types of services that no longer have to be performed
21            at the Bay State or Northern level will still have to be performed by Industries, and
22            Northern will be allocated a share of these expenses, but the net result should be a
23            savings to Northern.
24
25    Q.      What opportunities for gas supply-related savings will result from the merger?
26    A.      After the merger there will be a formal relationship between the gas supply
27            operations of Bay State, Northern and Industries that will create potential

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 19 of 27



 1            opportunities to capitalize on unique market conditions that may occur from time
 2            to time.  A closer integration of the Industries and Bay State gas supply operations
 3            will better position the combined companies to take advantage of operating
 4            economies and efficiencies over time that will yield savings from coordinated
 5            planning and management of the respective portfolios.
 6
 7            Due to the rapid changes in gas markets, it is difficult to predict the sources of
 8            value which will arise in the future.  At the moment, both Northern and Industries
 9            purchase gas from the supply basins in the Texas-Louisiana area and hold capacity
10            on the Tennessee pipeline.  These common resources may present immediate
11            opportunities to benefit customers.  In the future, Bay State and Industries will
12            exploit market opportunities that develop as markets evolve.  We anticipate that
13            new projects and market structures, which will increase gas flowing to New
14            England  from the Midwest and Canada, will provide more options to create value
15            for Northern customers.
16
17    Q.      How will the gas supply savings arise?
18    A.      The ability to capitalize on opportunities in the geographically separated wholesale
19            markets in which the two companies participate is best illustrated by means of an
20            example.  A day that is colder than normal in Indiana and warmer than normal in
21            Maine, New Hampshire and Massachusetts may present an opportunity for a
22            transaction between the merger partners that produces additional value beyond
23            what market participants that do a not have a presence in both the Midwest and
24            New England could produce.  On such a day, Northern and Bay State may have
25            supplies available in the Gulf Coast that can be delivered via its Tennessee capacity
26            to Midwestern Pipeline at an interconnect at Portland, Tennessee.  This supply
27            could then be delivered via Northern Indiana's Midwestern capacity to the Chicago

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 20 of 27



 1            market.  This transaction may generate a premium for Northern and Bay State's
 2            excess supply due to the use of the two companies' assets, and market information
 3            that would not be otherwise available.  The benefits derived from opportunities
 4            such as this would flow to Northern's customers through the existing cost of gas
 5            adjustment clause.  Capitalizing on market situations will be achieved with supply
 6            and capacity resources that are in excess of either utility's core market
 7            requirements at any given point in time.  Thus, these situations will be pursued
 8            with the merger partner only when there is a benefit from the transaction that is
 9            incremental to what other representative transactions may have created.
10            Identification and pursuit of such opportunities will be a priority.
11
12    VII.    POST-MERGER UTILITY SEGMENT OPERATIONS
13
14    Q.      What impact will the merger have on Northern's operations in Maine?
15    A.      Northern's operations will not be affected by the merger.  Northern's presence in
16            Portland, Maine, and Portsmouth, New Hampshire will not be affected by the
17            merger.  The Portland and Portsmouth Offices currently provide Distribution,
18            Service, Metering, Sales, Resource Deployment and Utility Segment Culture for
19            Maine and New Hampshire, respectively, as well as for the Lawrence,
20            Massachusetts' field locations of Bay State.   At present, the Portsmouth Office
21            also provides call center services for customer calls in both Maine and New
22            Hampshire.  There are currently plans unrelated to the merger for these operations
23            to be consolidated in Springfield, Massachusetts, as a result of business process
24            improvements.  There will be no changes in the nature, including quality or
25            location, of these services directly attributable to the merger.
26
27    Q.      Will the merger have an impact on the Utility Segment's organizational structure?

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 21 of 27



 1    A.      No, the Utility Segment's organization around major business processes and
 2            sub-processes, which was implemented in the Spring of 1996, will not be affected
 3            by the merger.  The leaders of the Utility Segment's business processes, I.E.,
 4            Customer Services Delivery; System Maintenance and Construction; Regulatory,
 5            Pricing and Cost Management; Gas Control; Business Process Improvement; and
 6            Utility Segment Culture, will continue to report to the Utility Segment leader, the
 7            position that I currently hold.
 8
 9    Q.      What services does the Utility Segment currently receive from other groups within
10            the Company?
11    A.      The Utility Segment currently receives support services from the Corporate
12            Finance, Information Services, Legal Services, Energy Ventures, Corporate
13            Communications and the Culture Development groups. Because this organizational
14            structure has contributed significantly to the Utility Segment's success, we do not
15            expect significant changes to that structure.
16
17    Q.      Will the Utility Segment be acquiring support services from Industries after the
18            merger?
19    A.      The Utility Segment is currently driven by cost management objectives to acquire
20            support services as effectively and efficiently as possible.  Post-merger, the Utility
21            Segment will acquire support services from Industries, or from the Company's
22            support services organizations based on factors that include cost effectiveness and
23            ability to meet the Utility Segment's business needs.
24
25    Q.      Will the current service agreement with Bay State be affected by the merger?
26    A.      At this time, Northern does not believe amendments to the service agreement
27            would be required.  After the transaction is completed, Northern will amend the

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 22 of 27



 1            contract if the nature of services provided to Northern are determined to require an
 2            amendment, and the revised contract will be filed for Commission review and
 3            approval.
 4
 5    Q.      Will the merger have an impact on the Utility Segment's budget process?
 6    A.      As Leader of the Utility Segment I am currently responsible for initial review and
 7            approval of the capital and operating expense budgets for Northern as prepared by
 8            the leaders of the major business processes that report to me. The budget is
 9            subsequently reviewed and approved by both the Northern and the Bay State
10            Boards of Directors.  The merger will not affect the process for initial budget
11            preparation nor the approval by the appropriate company Board which will then be
12            followed by final approval by the Industries Board.
13
14    Q.      How does Northern currently finance its operations?
15    A.      Northern currently finances its long-term debt independent of its parent, and has
16            long-term notes totaling $28 million from three private placements, plus a
17            Revolving Credit Agreement of $18 million. The Company's short-term debt
18            requirements are currently met by participating in a Debt Pooling Agreement
19            between itself, Bay State and Granite State Gas Transmission, Inc.  The
20            Company's equity consists of equity investments from Bay State and the
21            accumulation of retained earnings from prior years' operations.
22
23    Q.      How does Northern expect to finance its operations after the merger has been
24            approved?
25    A.      Northern will continue to maintain the options it currently has for raising capital.
26            However, as a member of the Industries corporate family, Northern will have

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 23 of 27



 1            additional options such as a financing package for all Industries' subsidiaries or a
 2            package which provides financing only for the regulated utilities within Industries.
 3
 4    Q.      How will the merger be recorded for accounting purposes?
 5    A.      There are two different accounting methods used when companies merge:  pooling
 6            accounting and purchase  accounting.  Purchase accounting will be used to record
 7            this transaction.
 8
 9    Q.      Please describe purchase accounting.
10    A.      Purchase accounting for this transaction will result in an acquisition premium that
11            will be recorded on the books of Northern, consistent with regulatory accounting
12            practices.  This acquisition premium is expected to be amortized over 40 years.
13
14    Q.      How will the acquisition premium be treated by Industries?
15    A.      As Mr. Maassel testifies, Northern is not seeking recovery of the acquisition
16            premium at this time.  However, we request the Commission to include in its
17            approval of this transaction a finding that Northern may request recovery of the
18            annual amortization of the acquisition premium expense in future rate proceedings
19            to the extent offset by demonstrable merger-related savings.
20
21    VIII.   THE ALTERNATIVE CORPORATE STRUCTURES AND IMPACT ON THE
22            UTILITY SEGMENT
23
24    Q.      Please describe the alternative corporate structures for the transaction.
25    A.      The corporate structures affect the manner in which the regulated utility businesses
26            are incorporated into the existing Industries structure.  Specifically, the
27            combination can be structured in one of two ways:
28

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 24 of 27



 1            (1)      PREFERRED MERGER STRUCTURE:  Bay State Gas and  Northern Utilities
 2                     would each become wholly-owned subsidiaries of Industries, an
 3                     exempt utility holding company, and operate as stand-alone
 4                     corporations while Granite and its subsidiaries would be placed with
 5                     the FERC-regulated and the unregulated parts of Industries,
 6                     respectively; or
 7
 8            (2)      ALTERNATIVE MERGER STRUCTURE:  Bay State and Northern Utilities
 9                     would each merge into Northern Indiana, a distribution company
10                     subsidiary of Industries, and operate as divisions of this subsidiary,
11                     while Granite and its unregulated subsidiaries would be placed with the
12                     FERC-regulated and the unregulated parts of Industries, respectively.
13                     Thus, this alternative is identical to the preferred merger structure
14                     except for the decision on where Bay State and Northern fit within the
15                     Industries family.
16
17            Northern and Industries strongly advocate the Preferred Merger Structure and
18            respectfully urge the Commission to inform the SEC that it also supports this
19            structure.  However, in the event that the SEC makes a determination as part of its
20            regulatory review that the Preferred Merger Structure would require Industries to
21            relinquish its exempt status, the companies will implement the Alternative Merger
22            Structure to complete the merger.  The Alternative Merger Structure does not
23            require SEC approval.  Northern is requesting that the Commission approve the
24            merger under either of the two corporate structures.
25
26    Q.      To accomplish the merger, what other action is required?

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 25 of 27



 1    A.      Because of the local incorporation requirement under New Hampshire law,
 2            Northern has proposed special legislation before the New Hampshire legislature to
 3            change the law for this transaction to allow Northern, under the alternative
 4            structure, to merge with Northern Indiana, an Indiana corporation.  The bill was
 5            passed unanimously by the New Hampshire Senate and is presently before the
 6            House.  We expect the bill to be enacted in the near future so that, if necessary, the
 7            alternate merger can be accomplished.
 8
 9    Q.      What impact will the merger have on the Utility Segment under both of the
10            corporate structures?
11    A.      The Utility Segment will continue to operate much as it does today under either
12            structure.  Industries' management approach is very similar to Bay State's in this
13            regard.  The management structure under both of the alternative structures would
14            vary in order to accommodate the different affiliate relationships, but the
15            fundamental philosophy will not change.
16
17            Under the preferred structure, the Utility Segment's gas distribution businesses, i.e.
18            Bay State and Northern, as affiliates of Industries will be separate corporate
19            entities with their own boards of directors.  Under the alternative structure, Bay
20            State and Northern's management structures will remain the same, however, there
21            will not be separate boards of directors.
22
23            Today the Utility Segment has broad decision-making authority and is held
24            accountable for those decisions.  Bay State's management structure and
25            process-based organizational structure will remain the same when the merger is
26            finalized under either structure.
27

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 26 of 27



 1    Q.      Why does the Company strongly advocate the Preferred Structures?
 2    A.      We advocate the preferred structure because it is "cleaner".   That is, Northern and
 3            Bay State will continue to be separate corporations with their own books and
 4            records and not divisions of Northern Indiana.  Northern will enter into its own
 5            contracts and have its own capital structure with the costs, benefits and risks of
 6            those arrangements attributable more directly to Northern.  Thus, the preferred
 7            structure accommodates implementation of the desired ongoing accountability for
 8            the Utility Segment in a more efficient manner.  Similarly, it also provides
 9            somewhat simpler regulatory oversight of the Utility Segment's jurisdictional
10            services.  As Mr. Maassel points out, the reason an alternative approach is being
11            considered is solely as a contingency measure to preserve Industries' current status
12            as an exempt holding company under the 1935 Public Utilities Holding Company
13            Act.
14
15    Q.      Will either structure have any impact on the ability of the Commission to regulate
16            Northern?
17    A.      No.  Under either structure, the Commission's ability to carry out its role of
18            overseeing Northern's rates, service reliability and safety will remain unchanged.
19            As I have previously indicated, the Utility Segment will continue to operate in
20            much the same manner as it does today, governed by regional management and
21            with the ability for continued review of financial and operational performance.  The
22            Utility Segment will be responsive to the Commission, as well as to the Public
23            Utilities Commission in New Hampshire and the Massachusetts Department of
24            Telecommunications and Energy, in addressing any concerns regarding regulatory
25            oversight.  While neither structure diminishes the Commission's ability to regulate
26            the Utility Segment, Northern requests that the Commission indicate to the SEC,

                                                                               Prepared Direct Testimony of
                                                                                           James D. Simpson
                                                                                              Page 27 of 27



 1            and affirm in its final order on the merger its support for the preferred merger
 2            structure.
 3
 4    IX.     CONCLUSION
 5
 6    Q.      Please summarize your recommendations.
 7    A.      Northern requests that the Commission approve the merger without condition and
 8            that the Commission formally support the preferred structure of the merger.
 9            Specifically my testimony indicates that:
10
11            -        the merger, as proposed, is consistent with the interests of Northern's
12                     customers and investors;
13            -        the merger will enable Northern to expand its service offerings to meet the
14                     demands of the new market environment;
15            -        the merger will extend the benefits of preceding Company initiatives
16                     designed to offer choice to our customers, reduce costs, and improve
17                     customer service;
18            -        the merger is necessary to provide the financial strength necessary to take
19                     advantage of future growth opportunities; and
20            -        Northern's operations will not be adversely affected by the merger under
21                     either the preferred or alternative structure.
22
23    Q.      Does this conclude your prepared direct testimony.
24    A.      Yes, it does.

/TABLE

                                                                EXHIBIT B






                                  STATE OF MAINE

                                    BEFORE THE

                           PUBLIC UTILITIES COMMISSION





                                 DOCKET NO. _____



                       DIRECT TESTIMONY OF MARK T. MAASSEL
                       ON BEHALF OF NIPSCO INDUSTRIES, INC.















                                 March 20 , 1998

                                Table of Contents

                                                                     Page
                                                                     ----

        I.     Introduction . . . . . . . . . . . . . . . . . . . . . . 1

        II.    Purpose and Scope of Testimony . . . . . . . . . . . . . 2

        III.   Description of Industries' Corporate Family  . . . . . . 3

        IV.    Industries' Merger Objectives  . . . . . . . . . . . . . 7

        V.     Benefits from the Merger . . . . . . . . . . . . . . .  14

        VI.    Description of the Merger Transaction  . . . . . . . .  15

        VII.   Discussion of Acquisition Premium  . . . . . . . . . .  18

        VIII.  Conclusion . . . . . . . . . . . . . . . . . . . . . .  21



        Schedules

        MTM-1     Schematic Representation of Industries Corporate Family

        MTM-2     Annual Report

        MTM-3 Schematic Representation of Industries' Post-Merger Corporate Structure Under Both Preferred and
                  Alternative Structures

        MTM-4     Merger Agreement

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 1 of 23



 1                                                             STATE OF MAINE
 2                                                      PUBLIC UTILITIES COMMISSION
 3                                                  DIRECT TESTIMONY OF MARK T. MAASSEL
 4
 5         INTRODUCTION
 6         Q.      Please state your name and business address.
 7         A.      My name is Mark T. Maassel and my business address is 801 East 86th Avenue,
 8                 Merrillville, IN 46410.
 9
10         Q.      Please describe your current position and responsibilities.
11         A.      I am a Vice President for NIPSCO Industries Management Services Company.  In this
12                 role, I am the corporate officer within NIPSCO Industries, Inc. ("Industries") having
13                 direct responsibility for the proposed merger with Bay State Gas Company ("Bay State"),
14                 which is the parent of Northern Utilities, Inc. ("Northern"), a company regulated by this
15                 Commission.  My responsibilities included negotiations of the merger agreement
16                 between Bay State and Industries.  I am also responsible for coordination of the activities
17                 needed to support the completion of the merger.
18
19         Q.      Please describe your background and prior experience.
20         A.      I have been an employee in the Industries corporate family since 1977.  Prior to
21                 assuming my current position in 1997, I was Vice President of Marketing and Sales for

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 2 of 23



 1                 Industries.  In this role I was responsible for the promotion and sales of products of
 2                 Industries' subsidiaries.  Prior to that I was Vice President, Electric Service and Sales,
 3                 with responsibility for Northern Indiana Public Service Company's ("Northern Indiana")
 4                 electric transmission and distribution operations and for gas construction activities.  Prior
 5                 to that I served as Director of Northern Indiana's Central Region, where I was
 6                 responsible for gas and electric transmission and distribution operations, and previously
 7                 was Manager of Environmental Affairs.  I have a J.D. degree from IIT Chicago Kent
 8                 College of Law and a B.S. in Civil Engineering from the University of Minnesota.
 9
10         Q.      Have you previously testified before the Commission or other regulatory agencies?
11         A.      I have not previously testified before the Commission but I have presented testimony
12                 before the Indiana Utility Regulatory Commission and, in connection with the merger,
13                 will be presenting testimony before the Department of Telecommunications and Energy
14                 of the Commonwealth of Massachusetts and the New Hampshire Public Utilities
15                 Commission.
16
17         PURPOSE AND SCOPE OF TESTIMONY
18         Q.      What is the purpose of your testimony?
19         A.      The purpose of my testimony is to introduce Industries to the Commission, offer
20                 Industries' perspective on this transaction and provide some additional details about the
21                 merger beyond those presented by James D. Simpson on behalf of Northern.  I will also

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 3 of 23


 1                 describe how Industries plans to manage its new investment in Northern and will provide
 2                 Industries' view as to the benefits of the proposed merger to Northern's customers and to
 3                 the region.  I also will be the witness who is primarily responsible for responding to any
 4                 questions about the merger agreement between Bay State and Industries.
 5
 6         DESCRIPTION OF INDUSTRIES' CORPORATE FAMILY
 7         Q.      Please describe Industries for the Commission.
 8         A.      Industries is an energy and utility holding company whose principal operating subsidiary
 9                 is Northern Indiana.  Northern Indiana supplies gas and electric service in an area of
10                 about 12,000 square miles in the northern portion of Indiana with a population of over 2
11                 million.  Presently it serves approximately 662,000 gas customers and 416,000 electric
12                 customers.  Industries has two additional subsidiaries that are gas distribution companies:
13                 Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc.
14                 These companies' service territories are contiguous to Northern Indiana's gas service
15                 territory and they collectively serve approximately 67,000 customers.
16
17                 Industries also owns:
18                 -        Crossroads Pipeline Company, an interstate natural gas pipeline regulated by the
19                          Federal Energy Regulatory Commission that serves the Chicago market center,
20                          and in the future may also serve the Northeast market through its tie with CNG

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 4 of 23



 1                          Transmission Corp., an unaffiliated pipeline which is a subsidiary of
 2                          Consolidated Natural Gas Co.;
 3
 4                 -        NIPSCO Development, which holds various Industries' investments including
 5                          real estate and venture capital investments;
 6
 7                 -        NI Energy Services, Inc., Industries' unregulated energy service company which
 8                          provides its customers with energy management services such as energy
 9                          conservation, lighting retrofits and upgrades, and energy commodity products;
10
11                 -        Primary Energy Inc., which arranges energy-related projects with large industrial
12                          customers; and
13
14                 -        NIPSCO Capital Markets, Inc, which handles financing for ventures engaged in
15                          by Industries' corporate family.
16
17                 Industries also owns IWC Resources Corporation, a holding company with seven
18                 subsidiaries.  Through IWC Resources, Industries indirectly owns two regulated water
19                 utilities, Indianapolis Water Company and Harbor Water Corporation, which provide
20                 service to approximately 246,000 customers in Indianapolis and surrounding areas in
21                 central Indiana.  IWC Resources also has five unregulated subsidiaries:

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 5 of 23



 1                 -        SM&P Utility Resources, Inc, which performs underground utility locating and
 2                          marking services;
 3
 4                 -        Miller Pipeline Corporation, which installs underground gas pipelines;
 5
 6                 -        Waterway Holdings, Inc., which owns real estate;
 7
 8                 -        Utility Data Corporation, which provides customer relations, customer billing and
 9                          other data processing services for IWC Resources' two water utilities and for
10                          other water and sewer utilities; and
11
12                 -        IWC Services, Inc., which provides wastewater treatment facility operations and
13                          laboratory water testing services.
14
15                 Industries' regulated utilities that provide gas, electric and water service, together with
16                 our unregulated subsidiaries, offer a full range of diversified products and services to our
17                 customers.
18
19                 Attached as Schedule MTM-1 to my testimony is a schematic representation of the
20                 Industries corporate family and the manner in which the subsidiaries I have described are
21                 directly and indirectly held.  I have also attached as Schedule MTM-2 Industries' most

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 6 of 23



 1                 recent annual report, which provides additional information about the Industries'
 2                 corporate family.
 3
 4         Q.      Please describe generally Industries' corporate goals.
 5         A.      Industries seeks to achieve growth by being the premier supplier of energy products and
 6                 services to our customers.  Because we deal directly with our customers, this goal
 7                 requires us to provide high levels of customer service in a cost-competitive manner.
 8                 Hence, we seek to achieve growth principally through providing our customers with the
 9                 highest quality services at a reasonable and competitive cost.  We have managed our
10                 costs aggressively and meet new challenges without resorting to rate relief as the primary
11                 means of funding our growing businesses.  We are strongly dedicated to customer
12                 service, and we have embraced fair competition as a means of allowing our customers to
13                 maximize the benefits they can obtain from diverse energy resources.
14
15                 We have proactively sought to meet the environmental objectives that are a crucial
16                 component of the changing energy business.  We have worked with our employees to
17                 provide them with personal opportunities for growth and success and, through their skills
18                 and motivation, to build our family of companies.  In both the near term and the long
19                 term, this growth through customer satisfaction and managed success in our markets will
20                 increase our shareholders' earnings and grow the value of their investment.
21

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 7 of 23



 1                 Comparing Industries' corporate goals with those described by Mr. Simpson, it quickly
 2                 becomes apparent that our goals are similar in many respects to those of Bay State and
 3                 Northern.  We both believe strongly in advancing fair competition in the energy
 4                 industries through open collaboration with all interested stakeholders.  We both strive for
 5                 an open and constructive relationship with our regulators in order to advance these goals.
 6                 We both are working to improve customer service and to optimize value to our customers
 7                 for energy services.  We both seek to increase the value of our employees through
 8                 training and by providing needed business information.  We both have worked to grow
 9                 the value of our companies for our shareholders by increasing market and customer share
10                 -- issues that I will expand upon later in my testimony.
11
12         INDUSTRIES' MERGER OBJECTIVES
13         Q.      What attracted Industries to Bay State as a potential merger candidate?
14         A.      Industries has been active in expanding its business base for several years now and has
15                 been considering strategies to benefit from emerging competition in the energy
16                 industries. About a year ago we were approached by representatives of Bay State to
17                 discuss potential strategic benefits from a business combination.  With increased
18                 competition, Industries and Bay State each had observed the growth of nationally-based
19                 energy service providers and a parallel trend toward consolidation and integration of
20                 electric and gas utilities.
21

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 8 of 23



 1                 We encouraged continued discussions about a possible combination of Industries and
 2                 Bay State, and the two companies began formal meetings in May 1997 to explore how a
 3                 consolidation of our businesses could achieve each company's strategic goals.  Through
 4                 the Summer and Fall of 1997 we analyzed potential benefits and the legal and regulatory
 5                 issues raised by a potential combination, and concluded that strategic opportunities to
 6                 achieve growth in Industries' and Bay State's utility and non-utility operations, including
 7                 Northern's operations, made a business combination appealing.  As I indicated earlier,
 8                 corporate goals and objectives of each company are compatible, and we learned that our
 9                 respective managements fit together well.  In the latter part of 1997 we began to
10                 negotiate the merger agreement, which was executed on December 18, 1997, followed by
11                 a public announcement.
12
13                 Industries saw the combination with Bay State and Northern to be of great strategic
14                 benefit because of the opportunities for growth in the under-saturated gas market in New
15                 England and the geographic diversity and differences in regional economic factors.  As a
16                 part of our competitive strategy, we seek to grow the number of customers whom we
17                 serve.  Our experience and commitment to this business will be a competitive advantage.
18                 This factor highlights the excellent fit of Bay State's businesses, operations, and assets,
19                 including Northern, with our businesses, and the opportunities that we could bring to our
20                 customers as a combined company through our ability to offer a broader spectrum of
21                 energy and related services.

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                               Page 9 of 23



 1                 Because of the strategic advantages that a combination with Bay State offered and our
 2                 confidence in its ability to grow its customer base and expand its product and service
 3                 offerings, Industries was able to pay a premium over book value to acquire Bay State,
 4                 which I will discuss in more detail later in my testimony.  We were satisfied that the
 5                 corporate cultures and goals for growth of our respective energy businesses were
 6                 compatible, and we shared a vision for customer choice, customer service and cost
 7                 management, to the benefit of customers, employees and shareholders.
 8
 9         Q.      What are Industries' objectives in accomplishing the merger?
10         A.      We want to create a combined company that is capable of competing successfully for the
11                 long-term loyalty of more customers, increasing the number of its customers using gas as
12                 their primary energy source, and its market share for products and services in a
13                 restructured energy industry.  Importantly, the merger will provide Bay State and
14                 Northern with improved access to capital for growth, while providing Industries with
15                 strong investment opportunities for increasing the combined company's capability to
16                 serve many more customers throughout the region.  We will utilize the talents of existing
17                 management and the skilled workforces of Industries, Northern and Bay State to grow
18                 the business in Maine and elsewhere in New England.  Through that growth, we plan to
19                 increase benefits for customers, employees and shareholders of the combined company.
20

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 10 of 23



 1                 We intend to pursue additional opportunities for increased market saturation for gas
 2                 usage within Maine and throughout New England, where we believe there are
 3                 considerable opportunities to expand the gas distribution business.  Mr. Simpson
 4                 discusses in his testimony the future capital requirements and opportunities for
 5                 investment in Maine and New Hampshire.  We also plan to take advantage of evolving
 6                 gas markets and to aggressively seek opportunities to increase the amount of available
 7                 gas within the New England region.  We will do so through expansion of distribution
 8                 facilities and active participation in or encouragement of new gas pipeline and storage
 9                 facilities where those facilities are competitive.  The geographic diversity of Industries
10                 and Northern and Bay State should present new opportunities to benefit from differences
11                 in the wholesale markets within which each company operates.
12
13                 The emerging competitive environment will cause product cost and the quality of
14                 customer service to ultimately prove more important than the customer's particular
15                 energy source for manufacturing, heating or other uses.  We recognize this change and
16                 see the merger as a means to compete more effectively.
17
18                 Finally, the increased scale we will bring to Northern's operations, including the ability
19                 to obtain capital as part of the Industries' holding company system, will enable Northern
20                 to make investments to meet the future needs of its customers and respond to competitive
21                 pressures in the rapidly changing energy industry, including the potential for increased

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 11 of 23



 1                 infrastructure development.  This advantage of increased scale, which is also discussed
 2                 by Mr. Simpson, will enhance Industries' ability to position Northern to achieve higher
 3                 customer service and growth objectives.
 4
 5         Q.      Why have you not sought to reduce costs through identification and realization of large
 6                 savings or "synergies" from the combined operations of the two companies?
 7         A.      Let me begin by reiterating that Industries recognizes and pursues cost management
 8                 aggressively.  However, we have never viewed our combination with Bay State as a
 9                 merger in which earnings growth is achieved principally through the elimination of jobs
10                 and even entire organizations.  There are at least two factors which drive our view.
11
12                 First, as described by Mr. Simpson, Bay State and Northern have aggressively pursued
13                 cost management initiatives over the past two years.  These initiatives have reduced their
14                 costs and provided tools to enhance customer service.  Industries believes that Bay State
15                 and Northern have done a good job of managing costs, and we expect that they will
16                 continue to do so in the future in accordance with the plans that were in place well before
17                 the merger was announced.  These efforts by Bay State and Northern significantly reduce
18                 the amount of "synergy" which we might find.
19
20                 Second, and even more importantly, Industries recognizes that Maine and New England
21                 in general are under-saturated.  For comparison, Northern Indiana enjoys a saturation of

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 12 of 23



 1                 95 percent of the residential customers in its service territory, while Northern is well
 2                 below 50 percent saturation (market share).  Similarly, most Northern Indiana customers
 3                 use natural gas for heating, while many Northern customers heat with other sources of
 4                 fuel (share of customer).  These two facts highlight the opportunities for growth in gas
 5                 sales.
 6
 7                 The low market share and share of customer highlight related issues that can drive
 8                 growth opportunities.  For example, the Midwest enjoys enormous availability of natural
 9                 gas.  In Northern Indiana's service territory alone, five separate interstate pipelines
10                 interconnect with our system.  This provides many paths for transporting gas to our
11                 customers, as well as avenues to utilize storage and options for purchasing gas.  This
12                 supply network will be further enhanced in the next few years as major pipelines are
13                 constructed to bring gas from western Canada into the Chicago area.  Northern, on the
14                 other hand, has typically been constrained in its ability to increase gas supply in Maine.
15                 This is an underlying cause for Northern's low market share and its low share of
16                 customer.  Industries recognizes that Northern is actively promoting new pipelines and
17                 new gas supply projects for Maine.   This will allow for significant growth in customers,
18                 in throughput and in economic development within the state.  Industries is excited to be
19                 entering New England at this time to join Bay State and Northern.
20

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 13 of 23



 1                 These facts about market and customer share and supply resources highlight our
 2                 approach to this merger.  We have not chosen to follow a traditional synergistic merger
 3                 route because Bay State has been aggressive in reducing its costs, minimizing the
 4                 potential reductions which could be made.  However, even more significantly, looking
 5                 for layoffs and other forms of synergies would hurt our ability to jointly focus on the
 6                 major goal of growing the businesses by providing more gas and better service to more
 7                 customers.  While Industries, Bay State and Northern all will continue to strive to
 8                 achieve overall cost savings, a synergistic merger of these companies would not be
 9                 consistent with our growth objective.
10
11                 Long term earnings growth is difficult to achieve through elimination of jobs and
12                 resources, and it cannot be achieved by removing Northern's presence and local
13                 management here in New England.  Forced economies of that nature often prove to be
14                 largely short-term solutions.  Finally, a synergistic merger in these circumstances would
15                 not support our objective of assuring that Northern has the ability to conceive and deliver
16                 new products and services in the rapidly evolving marketplace that it serves.  Only
17                 through growth that harnesses the talents of Northern's management team and mobilizes
18                 and engages its employees can we best achieve benefits for customers, employees and
19                 shareholders.
20
21

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 14 of 23



 1         BENEFITS FROM THE MERGER
 2         Q.      Will there be customer benefits from the proposed merger?
 3         A.      Yes.  This merger is structured to ensure that customers will benefit from the merger
 4                 without significant risk that the merger will adversely impact them in either the near or
 5                 long-term.  The merger creates potential for gas costs that will be lower than without the
 6                 merger.  As Mr. Simpson has discussed in his testimony, the merger positions the
 7                 combined companies to take advantage of economies and efficiencies over time in the
 8                 areas of coordinated gas supply, optimized use of gas transportation capacity, ability to
 9                 take advantage of geographic differences between Industries' and Northern's core
10                 markets, more efficient use of Industries' gas storage facilities, and enhanced ability to
11                 benefit from new supply projects.  These enhancements and associated savings will flow
12                 to Northern's customers and will assure that Northern's customers will continue to see
13                 competitive gas costs in the rapidly changing gas supply market.
14
15                 Also, as I testified earlier, while no arrangements have been formalized, the merged
16                 company will have substantially better access to outside capital than Northern alone
17                 presently enjoys.  Northern currently does its own debt financing.  After the merger, as
18                 part of the Industries family Northern will have access to more financing options,
19                 including the lower cost credit of the much larger combined companies, and will find it
20                 easier to obtain future funding for capital programs.  Further, Northern may be able to

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 15 of 23



 1                 access additional debt through consolidated borrowings, thereby lowering issuance costs
 2                 and broadening the market because of larger debt offerings.
 3
 4                 The advantages to both companies through increased scale will directly benefit
 5                 customers, as more directly addressed in Mr. Simpson's testimony, while enhancing
 6                 Industries' opportunities for growth.  The combined company's ability to provide
 7                 leading-edge energy supply and services as one of the ten largest gas distribution
 8                 companies in the country (and the largest in New England) is a positive benefit for
 9                 Northern's customers as well as Maine's economy.
10
11         DESCRIPTION OF THE MERGER TRANSACTION
12         Q.      Please describe the factors affecting Industries' structure after the merger transaction.
13         A.      Industries is currently an exempt holding company under the Public Utility Holding
14                 Company Act of 1935 ("1935 Act"), but is required to obtain approval of the Securities
15                 and Exchange Commission ("SEC") of the preferred merger structure.  If SEC approval
16                 cannot be favorably and timely obtained, or if Industries could lose its exempt status
17                 under the 1935 Act because of the preferred structure, an alternative structure is provided
18                 under the merger agreement that would not require SEC approval.
19
20                 As Mr. Simpson describes in his testimony, Bay State would become a wholly owned
21                 subsidiary of Industries under our preferred form of the merger.  Industries currently

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 16 of 23



 1                 intends to restructure the position of Northern within Industries as well, so that Northern
 2                 would be owned by Industries directly, rather than through Bay State. Under the
 3                 alternative structure, Bay State and Northern would each be merged into Industries'
 4                 existing principal utility subsidiary, Northern Indiana.  After that alternative merger,
 5                 there would be no separate corporate existence for either Bay State or Northern, although
 6                 they would both continue to function independently as divisions of Northern Indiana.
 7                 However, as detailed by Mr. Simpson, these changes will not impact the manner in
 8                 which Northern operates or the services provided to Northern by Bay State, nor will they
 9                 affect its evolution into the competitive gas market.
10
11                 Schedule MTM-3 illustrates the impact of the merger on Industries' corporate structure
12                 under both the preferred and alternative structures.  Both these structures are provided for
13                 contractually in the merger agreement, which I have attached to my testimony as
14                 Schedule MTM-4.
15
16         Q.      Are you seeking the Commission's approval for both the preferred and alternative merger
17                 structures?
18         A.      Yes, as Mr. Simpson also discussed, we are.  Because the SEC waits for the state
19                 regulatory commissions to act before it determines whether to approve the preferred form
20                 of merger structure, we respectfully request that the Commission express its preference
21                 for the preferred structure, with the expectation that such an expression of support from

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 17 of 23



 1                 the Commission will be favorably considered by the SEC.  In view of our request,
 2                 however, that the Commission act on the proposed merger by July 15, 1998 to provide
 3                 time for subsequent SEC deliberations and to allow the transaction to be completed as
 4                 soon as possible thereafter, we request that BOTH the preferred and alternate merger
 5                 structures be explicitly approved by the Commission so that we will not need to re-
 6                 initiate the process for obtaining a second round of regulatory approvals if the SEC does
 7                 not act favorably or timely on the application for the preferred merger structure.
 8
 9         Q.      Will the ultimate form of the merger have any impact on the continuing jurisdiction of
10                 the Commission over Northern?
11         A.      No.  I agree with Mr. Simpson's testimony that under either structure, the Commission's
12                 continuing ability to carry out its role of overseeing Northern's rates, service reliability
13                 and safety will remain unchanged.  Industries offers its commitment, in concert with that
14                 of Northern, to be responsive to the Commission's ongoing regulatory responsibilities.  It
15                 is not Industries' intent that the merger diminish the jurisdiction of the Commission over
16                 Northern's regulated operations.
17
18                 We intend to retain Northern's local presence in the communities.  Northern will
19                 continue to operate in a similar manner as it does today.  We will retain the local
20                 operations and workforce following the merger in accordance with Northern's and Bay
21                 State's plans for operations before the merger announcement.  We understand the

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 18 of 23



 1                 importance of working with this Commission, as well as the New Hampshire
 2                 Commission and the Massachusetts Department of Telecommunications and Energy, to
 3                 achieve the benefits that we expect will result from the merger and to enhance the New
 4                 England economy through the use of clean-burning natural gas.
 5
 6         DISCUSSION OF ACQUISITION PREMIUM
 7         Q.      What do Bay State shareholders receive for their stock under the merger agreement, and
 8                 how will the transaction be treated for tax purposes?
 9         A.      Under either the preferred or alternative merger structures, Bay State's existing
10                 shareholders will receive Industries shares in an amount equivalent to $40 for each
11                 outstanding share of Bay State stock, or, subject to certain limitations, can elect instead
12                 to receive cash for each Bay State share.  The merger has been designed to qualify as a
13                 tax-free reorganization for federal income tax purposes, so that no gain or loss will be
14                 recognized by Industries or Bay State.
15
16         Q.      Why are premiums being paid for acquisitions in this industry?
17         A.      By way of introduction to this subject, I would like to note that the consideration
18                 Industries offered for Bay State stock is consistent with transactions of which we are
19                 aware elsewhere involving local distribution companies ("LDCs") and pipeline
20                 companies.  The premium that we are offering above book value for Bay State is well

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 19 of 23



 1                 within the typical range offered by companies seeking to acquire LDCs and pipeline
 2                 companies.
 3
 4                 Both my testimony and Mr. Simpson's have elaborated on the advantages that we believe
 5                 will accrue to the combined Industries/Bay State/Northern companies from the merger.
 6                 These advantages are not unique to this transaction.  The number of both gas and electric
 7                 companies involved in mergers and acquisitions has increased substantially since the first
 8                 half of the decade.  This phenomenon reflects not only convergence of energy products,
 9                 but also a means of expanding markets and geographic locations.  The  companies
10                 involved in these transactions are seeking many things, including:
11
12                 -        New markets;
13
14                 -        New products;
15
16                 -        Broader energy capabilities (i.e., the flexibility to move in both gas and electric
17                          markets); and
18
19                 -        Increased scale and other advantages in the newly competitive world.
20

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 20 of 23



 1                 Particularly within New England, we believe that LDCs will continue to be attractive
 2                 merger candidates.  This is because New England is a highly fragmented market with
 3                 good growth prospects -- characteristics that I have testified apply to the Northern service
 4                 territories.  We also see the potential for additional supply options in the New England
 5                 region, as Mr. Simpson has testified in more detail, and the prevalence of electric and gas
 6                 unbundling activities, which create the potential to increase market share through retail
 7                 choice.  All of these factors explain why acquiring companies are paying premiums for
 8                 transactions like the Industries/Bay State merger.  In light of current industry trends,
 9                 Industries' purchase premium is in line with other similar transactions.
10
11         Q.      How are acquisition premiums being paid for?
12         A.      While the details of how acquisition premiums are paid for vary from transaction to
13                 transaction, in general they must be paid for either through increased revenues or reduced
14                 costs resulting from the acquisition.  Investors regard the premium paid as an investment.
15                 As such, investors will not undertake acquisitions unless there is reasonable assurance
16                 that the premium will be repaid with opportunities for a return.  As both Mr. Simpson
17                 and I indicate, in the case of Industries' combination with Bay State we have designed
18                 the transaction so the acquisition premium will be paid for by merger benefits -- both
19                 increased growth and cost savings.
20

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 21 of 23



 1                 We do believe that demonstrable merger-related benefits should first be applied to offset
 2                 the annual amortization expense of the acquisition premium incurred to achieve the
 3                 benefits.  We accordingly request the Commission to include in its approval of this
 4                 transaction a finding that Northern may request recovery of the annual amortization of
 5                 the acquisition premium expense in future rate proceedings to the extent offset by
 6                 demonstrable merger-related savings.
 7
 8         CONCLUSION
 9         Q.      Mr. Maassel, do you have any concluding remarks that you would like the Commission
10                 to consider?
11         A.      Yes.  Industries was willing to pay a premium for the Bay State system because we
12                 believe that the proposed merger offers significant opportunities for growth and strategic
13                 benefits to Industries and its shareholders.  These future opportunities ultimately derive
14                 from the enhanced benefits that the combined company will be able to deliver to its
15                 customers, including customers of Northern.  Both our customers and employees remain
16                 the foundation for our future growth and enhancement in shareholder value.
17
18                 We fully expect the benefits of this merger to include:
19
20                 -        Increased participation in the growing New England energy market through
21                          Northern and Bay State;

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 22 of 23



 1
 2                 -        Enhanced customer access to more sophisticated products and services through
 3                          Industries' expertise and the new benefits of scale;
 4
 5                 -        Improved capabilities to deliver a complete range of energy products and services
 6                          to customers in this region by taking advantage of Bay State's, Northern's and
 7                          Industries' complimentary expertise and assets;
 8
 9                 -        Improved risk characteristics and broader strategic choices to meet the future
10                          needs of our markets through increased diversification; and
11
12                 -        Enhanced skills and experience in the delivery of energy products and services
13                          through leadership in implementation of customer choice programs and
14                          innovative work with marketers as trade allies as the New England gas industry
15                          unbundles, which has been demonstrated already by Bay State in Massachusetts
16                          and which is planned for Maine and New Hampshire.
17                 I respectfully urge the merger's prompt and unconditional approval by the Commission.
18                 Additionally, I would request that the Commission approve BOTH forms of the merger,
19                 while offering its support for the preferred structure.
20

                                                                               Prepared Direct Testimony of
                                                                                            Mark T. Maassel
                                                                                              Page 23 of 23



 1                 We at Industries are committed to working with the Commission and interested parties to
 2                 address questions or concerns that may arise with respect to the merger, but I urge the
 3                 Commission in considering this transaction to resist making changes to the merger or
 4                 imposing conditions that would adversely impact the parties.  The merger pricing does
 5                 not afford Industries the flexibility to absorb additional risk or costs, and resulting gas
 6                 cost savings will automatically flow through directly to Northern's customers.  Changes
 7                 or conditions to the merger that adversely affect either party could cause the merger to
 8                 fail, which would not be in the public interest.
 9
10         Q.      Mr. Maassel, does this complete your testimony?
11         A.      Yes, it does.

/TABLE

                                                            EXHIBIT J-1
                            UNITED STATES OF AMERICA
                                  before the
                     SECURITIES AND EXCHANGE COMMISSION
                                  under the
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

   Release No.
   _________________________, 1998.


   ______________________________
   In the Matter of              )
                                 )
   NIPSCO Industries, Inc.       )
   801 East 86th Avenue          )
   Merrillville, Indiana 46410   )
                                 )
   (70-                  )       )
                                 )
   ______________________________)

                      NOTICE OF PROPOSED ACQUISITION OF
                            GAS-UTILITY COMPANIES

        NOTICE IS HEREBY GIVEN that NIPSCO Industries, Inc. ("Industries"), 801 East 86th Street Avenue, Merrillville, Indiana, an Indiana corporation and an electric and gas utility holding company, has filed with this Commission an application pursuant to the Public Utility Holding Company Act of 1935 (the "Act"), designating Section 9(a)(2) and Section 10 of the Act as applicable to the proposed transaction. Industries requests an order of the Commission authorizing it to acquire, directly and indirectly, all of the issued and outstanding common stock of Bay State Gas Company ("Bay State"), a Massachusetts corporation, and Northern Utilities, Inc. ("Northern"), a New Hampshire corporation and a wholly-owned subsidiary of Bay State. Bay State and Northern are gas utility companies within the meaning of Section 2(a)(4) of the Act.

        Industries, an exempt holding company under Section 3(a)(1) of the Act, currently owns all of the outstanding common stock of three public utility subsidiaries, each of which operates exclusively within
   Indiana: Northern Indiana Public Service Company, a combination electric and gas company, Kokomo Gas Company, a gas utility company, and Northern Indiana Fuel and Light Company, a gas utility company. These three companies provide gas service in Indiana to approximately 729,000 residential, commercial and industrial customers, and electric service to approximately 416,000 retail and wholesale customers. Industries' three public-utility subsidiaries are subject to regulation with respect to rates and service by the Indiana Utility Regulatory Commission.

        For the year ended December 31, 1997, Industries' three utility subsidiaries reported combined net income of $205.3 million on combined operating utility income of $286.2 million. Gas sales (including transportation service) accounted for approximately 44% of

   Industries' gross utility revenues. Consolidated assets of Industries and its subsidiaries as of December 31, 1997, were approximately $4.9 billion, consisting of $3.1 billion in net utility plant and associated facilities and $1.8 billion in net non-utility plant and other non-utility assets.

        Industries also owns all of the outstanding common stock of Crossroads Pipeline Company ("Crossroads"), a non-utility natural gas transportation company that was certificated by the Federal Energy Regulatory Commission ("FERC") in May 1995 to operate as an interstate pipeline. Crossroads owns and operates a 201-mile, 20-inch, pipeline that extends from Schererville, Indiana, in the northwestern corner of the state, where it takes delivery from the interstate pipeline facilities of Natural Gas Pipeline Company of America, to Cygnet, Ohio, which is located in northwestern Ohio, where it interconnects with facilities owned by Columbia Gas Transmission Corporation.

        Bay State provides gas service to approximately 260,000 residential, commercial and industrial customers in the Springfield area of western Massachusetts, in an area north of Boston that extends to the New Hampshire border, and in an area southwest of Boston. Northern serves approximately 46,000 customers in the coastal areas of New Hampshire and Maine. Bay State is subject to regulation as to rates and service by the Massachusetts Department of Telecommunications and Energy, while Northern is subject to regulation as to rates and service by the New Hampshire Public Utilities Commission and Maine Public Utilities Commission.

        For the year ended December 31, 1997, the combined net utility income of Bay State and Northern (as adjusted to eliminate the effect on earnings of a one-time write-off of restructuring costs) was $21.6 million on combined operating utility income of $39.2 million. The combined net utility plant of Bay State and Northern as of December 31, 1997 was approximately $496.4 million.

        Bay State's largest non-utility subsidiary, Granite State Gas Transmission, Inc. ("Granite State"), owns and operates a 105-mile, 6 to 12-inch diameter, interstate pipeline that extends from Haverhill, Massachusetts, where it interconnects with the facilities of Tennessee Gas Pipeline Company, in a northeasterly direction to a point near Westbrook, Maine. Granite State also leases a 166-mile, 18-inch, converted oil pipeline, which is used to transport western Canadian gas to Portland, Maine.

        The acquisition by Industries of the common stock of Bay State and Northern will be effected pursuant to the terms of the Agreement and Plan of Merger by and between Industries and Bay State dated as of December 18, 1997, as amended (the "Merger Agreement"), which provides for the merger of Bay State into a wholly-owned subsidiary of Industries (the "Merger"). Upon consummation of the Merger, the surviving entity will change its name to, and conduct a public utility business in Massachusetts as, Bay State Gas Company. It is contemplated that Northern will become a direct subsidiary of Industries.

        Under the Merger Agreement, upon the effective date of the merger, each outstanding share of common stock of Bay State ("Bay State Shares") will be converted into the right to receive common shares of Industries ("Industries Shares"), or, at the election of any Bay State shareholder and subject to certain limitations, cash, in either case having a value of $40.00 per share. The transaction has been structured to qualify as a tax-free reorganization pursuant to section 368(a) of the Internal Revenue Code of 1986, as amended. The number of Industries Shares that would be issued in exchange for each Bay State Share would be determined by dividing (i) $40.00 by (ii) the Industries Share Price, which is the average of the closing prices of Industries Shares, as reported in THE WALL STREET JOURNAL'S NYSE Composite Transactions Report, for the 20 trading days immediately preceding the second trading day prior to the effective date of the merger. Bay State shareholders may elect to receive $40.00 in cash, without interest, for some or all of their Bay State Shares, subject to a limitation on the aggregate amount of cash consideration that may be given in the transaction.

        The Merger has been approved by the boards of directors of Industries and Bay State and will be considered and voted upon by the shareholders of Bay State at a special meeting to be held on May 27, 1998. The Merger does not require the approval of the shareholders of Industries. Consummation of the Merger is conditioned INTER ALIA on the approval of this Commission under the Act, approvals of the public service commissions in Massachusetts, Maine and New Hampshire and on the filing of Pre-Merger Notification Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        The application states that Industries' subsidiaries and Bay State and Northern together currently derive a substantial portion (89% and 40%, respectively) of their gas supplies from a common source (the on-shore and off-shore Texas and Louisiana producing areas). Further, beginning as early as 1999, with the completion of construction on new pipelines from western Canada into the Chicago market center, Industries, like Bay State and Northern, will also receive a significant percentage of its gas supplies from the western Canadian producing areas. Industries states that it will not derive a material part of its income from either Bay State or Northern and that, following the acquisition of Bay State and Northern, it will remain predominantly an intrastate holding company. Accordingly, Industries states that it intends to claim an exemption under Section 3(a)(1) of the Act pursuant to Rule 2.

        The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _____________, 1998, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on Industries at the address specified above. Proof of service (by affidavit or, in case of attorney at law, by certificate) should be filed with the request. Any request for a hearing must identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in


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   this matter.  After said date, the application, as filed or as it may be amended, may be authorized.

        For the Commission, by the Division of Investment Management pursuant to delegated authority.


                                           Jonathan G. Katz
                                           Secretary
















































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